12025315

HARTE-HANKS, INC.
9601 McAllister Freeway, Suite 610
San Antonio, Texas 78216

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 23, 2012

As a stockholder of Harte-Hanks, Inc., a Delaware corporation, you are hereby given notice of, and invited to attend in person or by proxy, Harte-Hanks' 2012 annual meeting of stockholders. The annual meeting will be held at the **DoubleTree Hotel, 37 N.E. Loop 410, San Antonio, Texas 78216, on Wednesday, May 23, 2012, at 8:30 a.m. Central Time,** for the following purposes:

1. To elect two Class I directors, each for a three-year term;

2. To ratify the appointment of KPMG LLP as Harte-Hanks' independent registered public accounting firm for fiscal 2012; and

3. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 30, 2012 as the record date for determining stockholders entitled to notice of and to vote at the annual meeting and any adjournment or postponement thereof.

Please note that we are requiring a form of personal identification and, for beneficial owners, appropriate proof of ownership of our common stock to attend the annual meeting. For more information, please refer to the enclosed proxy statement.

Pursuant to rules promulgated by the Securities and Exchange Commission (SEC), we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the online availability of our proxy materials. The enclosed proxy statement and our Form 10-K for the year ended December 31, 2011 (which we are distributing in lieu of a separate annual report to stockholders) are available on our website at *www.harte-hanks.com*, under the heading "About Us" in the section for "Investors." Additionally, and in accordance with SEC rules, you may access our proxy statement and Form 10-K at *www.proxyease.com/hhs/2012*, which does not have "cookies" that identify visitors to the site.

Most stockholders have a choice of submitting a proxy (1) online, (2) by telephone, or (3) by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting methods available to you.

Your vote is important. We urge you to review the accompanying materials carefully and to submit your proxy as soon as possible so that your shares will be represented at the meeting.

Thank you for your continued interest and support.

By Order of the Board of Directors,

Robert L. R. Munden
Senior Vice President, General Counsel & Secretary

San Antonio, Texas
April 13, 2012

PROXY STATEMENT TABLE OF CONTENTS

HARTE-HANKS, INC.
9601 McAllister Freeway, Suite 610
San Antonio, Texas 78216

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 23, 2012

This proxy statement is being furnished to you in connection with the solicitation of proxies by the Board of Directors (the Board) of Harte-Hanks, Inc. for use at our 2012 annual meeting. In this proxy statement, references to "Harte-Hanks," the "company," "we," "us," "our" and similar expressions refer to Harte-Hanks, Inc., unless the context of a particular reference provides otherwise. We refer to various websites in this proxy statement. Neither the Harte-Hanks website nor any other website included in this proxy statement is intended to function as a hyperlink, and the information contained on such websites is not a part of this proxy statement.

GENERAL INFORMATION

2012 Annual Meeting Date and Location

Our 2012 annual meeting of stockholders will be held on Wednesday, May 23, 2012 at 8:30 a.m. (Central Time) at the DoubleTree Hotel, 37 N.E. Loop 410, San Antonio, Texas 78216, or at such other time and place to which the meeting may be adjourned or postponed. References in this proxy statement to the annual meeting also refer to any adjournments, postponements or changes in location of the meeting, to the extent applicable.

Delivery of Proxy Materials

Mailing Date

The approximate date on which this proxy statement and accompanying proxy are first being sent or given to stockholders is April 13, 2012.

Important Notice Regarding Availability of Proxy Materials For Annual Meeting To Be Held On May 23, 2012

Pursuant to rules promulgated by the Securities and Exchange Commission (SEC), we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials online. This proxy statement and our Form 10-K for the year ended December 31, 2011 (which we are distributing in lieu of a separate annual report to stockholders) are available on our website at *www.harte-hanks.com*, under the heading "About Us" in the section for "Investors." Additionally, and in accordance with SEC rules, you may access our proxy statement and Form 10-K at *www.proxyease.com/hhs/2012*, which does not have "cookies" that identify visitors to the site.

Stockholders Sharing an Address

Registered Stockholders — Each registered stockholder (you own shares in your own name on the books of our transfer agent, Computershare Trust Company, N.A.) will receive one copy of each of our proxy statement and annual report on Form 10-K per account even if at the same address.

Street-name Stockholders — Most banks and brokers are delivering only one copy of each of our proxy statement and annual report on Form 10-K to consenting street-name stockholders (you own shares beneficially in the name of a bank, broker or other holder of record on the books of our transfer agent) who share the same address. This procedure reduces our printing and distribution costs. Those who wish to receive separate copies may do so by contacting their bank, broker or other nominee, or (if offered) by checking the appropriate box on the voting instruction card sent to them. Similarly, most street-name stockholders who are receiving multiple copies of our proxy statement and annual report on Form 10-K at a single address may request that only a single set of materials be sent to them in the future by checking the appropriate box on the voting instruction card sent to them or by contacting their bank, broker or other nominee.

Electronic Delivery Option

Instead of receiving future copies of these materials by mail, street-name stockholders may have the opportunity to receive copies of the proxy materials electronically. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business. Please check the information provided in the proxy materials mailed to you by your bank or broker or contact your bank or broker regarding the availability of this service. In addition, the notice of annual meeting, proxy statement and annual report on Form 10-K are available on our website at *www.harte-hanks.com* under the heading "About Us" in the section for "Investors."

Voting

Stockholders Entitled to Vote

The record date for determining the common stockholders entitled to notice of and to vote at the meeting and any adjournment or postponement thereof was the close of business on March 30, 2012, at which time we had issued and outstanding 63,606,913 shares of common stock, which were held by approximately 2,225 holders of record. Please refer to "Security Ownership of Management and Principal Stockholders" for information about common stock beneficially owned by our directors, executive officers and principal stockholders as of the date indicated in such section. Record date stockholders are entitled to one vote for each share of common stock owned as of the record date. For a period of at least ten days prior to the annual meeting, a complete list of stockholders entitled to vote at the annual meeting will be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours at our corporate headquarters located at 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216.

Voting of Proxies By Management Proxy Holders

The Board has appointed Mr. Doug Shepard, our Executive Vice President and Chief Financial Officer, and Ms. Jessica Huff, our Vice President – Finance, Controller and Chief Accounting Officer, as the management proxy holders for the annual meeting. Your shares will be voted in accordance with the instructions on the proxy card you submit by mail, or the instructions provided for any proxy submitted by telephone or online, as applicable. For stockholders who have their shares voted by duly submitting a proxy online, by mail or telephone, the management proxy holders will vote all shares represented by such valid proxies reflecting the Board's recommendations, unless a stockholder appropriately specifies otherwise:

- *Proposal I* (*Election of Directors*) — **FOR** the election of each of the persons named under "Proposal I—Election of Directors" as nominees for election as Class I directors; and
- *Proposal II (Ratification of the Appointment of Independent Auditors)* — **FOR** the proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm (independent auditors) for fiscal 2012.

As of the date of printing this proxy statement, the Board is not aware of any other business or nominee to be presented or voted upon at the annual meeting. Should any other matter requiring a vote of stockholders properly arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies discretionary authority to vote the same in accordance with their best judgment in the interest of the company. Where a stockholder has appropriately specified how a proxy is to be voted, it will be voted by the management proxy holders in accordance with the specification.

Quorum; Required Votes

The presence at the meeting, in person or by proxy, of the stockholders entitled to cast at least a majority of the votes that all common stockholders are entitled to cast is necessary to constitute a quorum for the transaction of business at the annual meeting. Each vote represented at the meeting in person or by proxy will be counted toward a quorum. Abstentions and broker "non-votes" (which are described below) are counted as present at the annual meeting for purposes of determining whether a quorum is present. If a quorum is not present, the meeting may be adjourned or postponed from time to time until a quorum is obtained.

Under the current rules of the New York Stock Exchange (NYSE), brokers holding shares of record for a customer have the discretionary authority to vote on some matters if the brokers do not receive timely instructions from the customer regarding how the customer wants the shares voted. There are also non-discretionary matters for which brokers do not have discretionary authority to vote, even if they do not receive timely instructions from the customer. When a broker does not have discretion to vote on a particular matter and the customer has not given timely instructions on how the broker should vote, a "broker non-vote" results. Although any broker non-vote would be counted as present at the meeting for purposes of determining a quorum, it would be treated as not entitled to vote with respect to non-discretionary matters. Brokers will not have discretionary authority in the absence of timely instructions from their customers for proposal I, but brokers will have discretionary authority in the absence of timely instructions from their customers for proposal II.

- *Proposal I* (*Election of Directors*) — To be elected, each nominee for election as a Class I director must receive the affirmative vote of a plurality of the votes cast at the annual meeting, in person or by proxy. This means that director nominees with the most votes are elected. Votes may be cast in favor of or withheld from the election of each nominee. Votes that are withheld from a director's election will be counted toward a quorum, but will not affect the outcome of the vote on the election of such director.
- *Proposal II (Ratification of the Appointment of Independent Auditors)* — Ratification of the appointment of KPMG LLP as our independent auditors for fiscal 2012 requires the affirmative vote of the majority of the votes cast at the annual meeting,

in person or by proxy. Abstentions may be specified on this proposal and will have the same effect as a vote against this proposal. Broker non-votes are not deemed to be votes cast and, therefore, will not affect the outcome.

Submission of proposal II for ratification by the stockholders is not legally required. However, the Board and its Audit Committee believe that such submission is an opportunity for stockholders to provide feedback to the Board and its Audit Committee on an important issue of corporate governance. If the stockholders do not ratify the selection of KPMG LLP, the Audit Committee will reconsider the selection of such firm as independent auditors, although the results of the vote are not binding on the Audit Committee. The Audit Committee has the sole authority and responsibility to retain, evaluate, and, where appropriate, replace the independent auditors. Ratification by the stockholders of the appointment of KPMG LLP does not limit the authority of the Audit Committee to direct the appointment of new independent auditors at any time during the year or thereafter.

Voting Procedures

Registered Stockholders — Registered stockholders may vote their shares or submit a proxy to have their shares voted by one of the following methods:

- *By Mail.* You may submit a proxy by signing, dating and returning your proxy card in the enclosed pre-addressed envelope.
- *By Telephone.* You may submit a proxy by telephone using the toll-free number listed on the proxy card. Please have your proxy card in hand when you call. Telephone voting facilities will close and no longer be available on the date and time specified on the proxy card.
- *Online.* You may submit a proxy online using the website listed on the proxy card. Please have your proxy card in hand when you log onto the website. Online voting facilities will close and no longer be available on the date and time specified on the proxy card.
- *In Person.* You may vote in person at the annual meeting by completing a ballot; however, attending the meeting without completing a ballot will not count as a vote.

Street-name Stockholders — Street-name stockholders may generally vote their shares or submit a proxy to have their shares voted by one of the following methods:

- *By Mail.* You may submit a proxy by signing, dating and returning your proxy card in the enclosed pre-addressed envelope.
- *By Methods Listed on Proxy Card.* Please refer to your proxy card or other information forwarded by your bank, broker or other holder of record to determine whether you may submit a proxy by telephone or online, following the instructions on the proxy card or other information provided by the record holder.
- *In Person with a Proxy from the Record Holder.* A street-name stockholder who wishes to vote in person at the meeting will need to obtain a legal proxy from their bank, broker or other nominee. Please consult the voting form or other information sent to you by your bank, broker or other nominee to determine how to obtain a legal proxy in order to vote in person at the annual meeting.

Revoking Your Proxy

If you are a registered stockholder, you may revoke your proxy at any time before the shares are voted at the annual meeting by:

- timely delivery of a valid, later-dated executed proxy card;
- timely submitting a proxy with new voting instructions using the telephone or online voting system;
- voting in person at the meeting by completing a ballot; however, attending the meeting without completing a ballot will not revoke any previously submitted proxy; or
- filing an instrument of revocation received by the Secretary of Harte-Hanks, Inc. at 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216, by 5:00 p.m., Central Time, on Monday, May 22, 2012.

If you are a street-name stockholder and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, broker or nominee in accordance with that entity's procedures.

Annual Meeting Admission

If you wish to attend the annual meeting in person, you must present a form of personal identification. If you are a beneficial owner of Harte-Hanks common stock that is held of record by a bank, broker or other nominee, you will also need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. No cameras, recording equipment, large bags, briefcases or packages will be permitted in the meeting.

Solicitation Expenses

We will bear all costs incurred in the solicitation of proxies by our Board. In addition to solicitation by mail, our directors, officers and employees may solicit proxies personally or by telephone, e-mail, facsimile or other means, without additional compensation. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares of common stock held by such persons, and we may reimburse these brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Copies of the Annual Report

A copy of our annual report on Form 10-K for the year ended December 31, 2011, including the financial statements and the financial statement schedules, if any, but not including exhibits, accompanies this proxy statement and will also be furnished at no charge to each person to whom a proxy statement is delivered upon the written request of such person addressed to Harte-Hanks, Inc., Attn: Secretary, 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216. Our Form 10-K and the exhibits filed with it are also available on our website, *www.harte-hanks.com* under the heading "About Us" in the section for "Investors." Our Form 10-K and the exhibits filed with it do not constitute a part of the proxy solicitation material.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 and related rules of the SEC require our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file. As with many public companies, we provide assistance to our directors and executive officers in making their Section 16(a) filings pursuant to powers of attorney granted by our insiders. To our knowledge, based solely on our review of the copies of Section 16(a) reports received by us with respect to fiscal 2011, including those reports that we have filed on behalf of our directors and executive officers pursuant to powers of attorney, or written representations from certain reporting persons, we believe that all filing requirements applicable to our directors, officers and persons who own more than 10% of a registered class of our equity securities have been satisfied, except that:

- Karen Puckett's Form 4 filings reflecting her annual director stock grants of February 5, 2010 and February 5, 2011 were improperly coded and thus indicated that CenturyLink, Inc. (Ms. Puckett's employer) was the recipient and reporting person. Corrective filings were made December 30, 2011.
- Christopher Harte failed to timely report a December 31, 2010, transaction involving a partnership through which he has indirect beneficial ownership of Harte-Hanks common stock. This transaction was reported March 24, 2011.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information about our current directors and executive officers:

Name	Age	Position
David L. Copeland	56	Director (Class I)
William F. Farley	68	Director (Class II)
Larry D. Franklin	69	Director (Class II); Chairman, President and Chief Executive Officer
William K. Gayden	70	Director (Class II)
Christopher M. Harte	64	Director (Class I); Lead Director
Houston H. Harte	85	Director Nominee (Class III); Vice Chairman
Judy C. Odom	59	Director Nominee (Class III)
Karen A. Puckett	51	Director Nominee (Class III)
Douglas C. Shepard	44	Executive Vice President and Chief Financial Officer
Gary J. Skidmore	57	Executive Vice President and President, Direct Marketing
Robert L. R. Munden	43	Senior Vice President, General Counsel & Secretary
Michael P. Paulsin	49	Senior Vice President and President, Shoppers
Jessica M. Huff	51	Vice President – Finance, Controller and Chief Accounting Officer

Class I directors are to be elected at our 2012 annual meeting. Messrs. David L. Copeland and Christopher M. Harte are nominees for election as Class I directors. The term of Class II directors expires at the 2013 annual meeting of stockholders, and the term of Class III directors expires at the 2014 annual meeting of stockholders.

David L. Copeland has served as a director of Harte-Hanks since 1996. He has been employed by SIPCO, Inc., the management and investment company for the Andrew B. Shelton family, since 1980, and currently serves as its president. Since 1998, he has served as a director of First Financial Bankshares, Inc., a financial holding company. Currently, he serves on the executive and nominating committees and is also the audit committee chairman of First Financial Bankshares.

We believe that Mr. Copeland's qualifications for our board include his experience serving on various committees for a publicly traded financial holding company. We also believe he offers us extensive knowledge of financial instruments, financial and economic trends and accounting expertise from serving as president of SIPCO, Inc. and on the audit committee of First Financial Bankshares. Mr. Copeland, a certified public accountant and a chartered financial analyst, qualifies as a financial expert on our audit committee.

William F. Farley has served as a director of Harte-Hanks since 2003. Currently, he is a principal with Livingston Capital, a private investment business he started in 2002. Since 2005, he has served on the board of trustees for Blue Cross Blue Shield of Minnesota and is a member of their human resources committee along with being the chair of the investment committee. He served as chairman and chief executive officer of Science, Inc., a medical device company, from 2000 to 2002. He also served as chairman and chief executive officer of Kinnard Investments, a financial services holding company, from 1997 to 2000. From 1990 to 1996, he served as vice chairman of U.S. Bancorp, a financial services holding company.

We believe that Mr. Farley's qualifications for our board include his extensive leadership experience at various financial institutions serving in roles as chairman and chief executive officer. We believe he provides important perspectives on financial markets, complex securities and financial and economic trends, as well as a broad prospective on corporate governance and risk management issues facing businesses today. Mr. Farley qualifies as a financial expert on our audit committee.

Larry D. Franklin serves as our Chairman of the Board and, since January 2009, also serves as our President and Chief Executive Officer. Mr. Franklin joined Harte-Hanks in 1971, has been a director since 1974, and was previously our Chief Executive Officer from 1991 until 2002 and executive Chairman until the end of 2005. Mr. Franklin also has served in a variety of other management and leadership roles at Harte-Hanks, including as Chief Financial Officer and Chief Operating Officer. From 1994 to 2005, he was a director at John Wiley and Sons, a global publisher, serving on the governance committee and as audit committee chairman.

Mr. Franklin's qualifications for our board include his demonstrated leadership skills as our Chief Executive Officer and in his various other roles with Harte-Hanks, including as our former Chief Financial Officer and Chief Operating Officer. He is highly experienced in driving operational and financial performance at Harte-Hanks as both a private and public company in a number of economic market conditions.

William K. Gayden has served as a director of Harte-Hanks since 2001. He is chairman and chief executive officer of Merit Energy Company, a private firm specializing in direct investments in oil and gas producing properties, which he formed in 1989.

From 1998 to 2004 he served as a director of Perot Systems Corporation, an international technology services provider. He spent twenty years at Electronic Data Systems holding many senior positions and was on the board of directors from 1972 to 1984.

We believe that Mr. Gayden's qualifications for our board include his extensive leadership and prior director experience of large complex organizations that experienced rapid growth both organically and from acquisitions. In addition, we believe that he provides an experienced entrepreneurial perspective having founded Merit Energy Company, and that his experience in senior leadership roles at companies with international operations can serve us well.

Christopher M. Harte has served as a director of Harte-Hanks since 1993, and is our current Lead Director. He is a private investor. He was chairman and subsequently publisher of the Minneapolis Star Tribune from March 2007 through September 2009. The Minneapolis Star Tribune entered bankruptcy in January 2009 and emerged from bankruptcy in September 2009. He had previously been president and publisher of Knight-Ridder newspapers in State College, Pennsylvania and Akron, Ohio, and later president of the newspaper in Portland, Maine. He serves as a director of Geokinetics, Inc., a provider of three-dimensional seismic acquisition services to U.S. and international oil and gas businesses. He was a director of Crown Resources Corporation from 2002 until its merger with Kinross Gold Corporation in 2006. Mr. Harte is the nephew of director Houston H. Harte.

We believe that Mr. Harte's qualifications for our board include his extensive experience in managing, investing in and serving on the board of directors of a number of media companies in various segments of the media industry. Also, he offers the perspective of a seasoned board member having served on our board of directors when it was a private company and a public company.

Houston H. Harte has served as a director of Harte-Hanks since 1952 and served as Chairman of the Board from 1972 until May 1999. Since May 1999, Mr. Harte has served as Vice Chairman of the Board of Harte-Hanks. Mr. Harte is the uncle of director Christopher M. Harte.

We believe that Mr. Harte's service on our board for over fifty-five years provides us with invaluable historical perspective and experience in various economic climates. In addition, he has witnessed our evolution from a newspaper holding company to a traditional media company and finally to our present targeted marketing operations, and thus brings valuable insights on industry transformations driven by technological change.

Judy C. Odom has served as a director of Harte-Hanks since 2003. Since November 2002, she has also served on the board of directors of Leggett & Platt, Incorporated, a diversified manufacturing company. She served on the board of Storage Technology Corporation, a provider of data storage hardware and software products and services, from November 2003 to August 2005. From 1985 until 2002, she held numerous positions, most recently chief executive officer and chairman of the board, at Software Spectrum, Inc., a global business to business software services company, which she co-founded in 1983. Prior to founding Software Spectrum, she was a partner with the international accounting firm, Grant Thornton.

We believe that Ms. Odom's qualifications to serve on our board include her board service with several companies allowing her to offer a broad leadership perspective on strategic and operating issues facing companies today. Her experience co-founding Software Spectrum, growing it to a large public company before selling it to another public company and serving as board chair provides the insight and perspective of a successful entrepreneur and long-serving chief executive officer with international operating experience. As a partner in an international accounting firm she supervised audits of many companies in various industries.

Karen A. Puckett has served as a director of Harte-Hanks since 2009. Ms. Puckett is currently an executive vice president and chief operating officer with CenturyLink, Inc., and has served as CenturyLink's chief operating officer since 2000. CenturyLink is a leading provider of communications, high-speed internet and entertainment services in small-to-mid-size cities through its broadband and fiber transport networks.

We believe that Ms. Puckett's qualifications for our board include her perspective of an active chief operating officer based on her leadership experience at CenturyLink, Inc., the third largest local exchange telephone company operating in 37 states. In addition, she recently helped lead CenturyLink's combination with Qwest Communications International, Inc. We believe her involvement in the transformation of CenturyLink gives her broad perspective on all aspects of growing businesses.

Douglas C. Shepard has served as our Executive Vice President and Chief Financial Officer since December 2007. From September 2006 to December 2007, he served as chief financial officer and treasurer of Highmark's vision holding company, HVHC Inc. From November 2004 to December 2007, he served as the executive vice president, chief financial officer, treasurer and secretary of Eye Care Centers of America, Inc. ("ECCA"). From March 1997 to November 2004, he served as ECCA's vice president of finance and controller. Mr. Shepard joined ECCA in March 1995. Prior to his employment with ECCA, Mr. Shepard served at a publicly traded restaurant company and at Deloitte & Touche, LLP.

Gary J. Skidmore has served as our Executive Vice President and President, Direct Marketing since August 2007, with responsibility for our entire Direct Marketing division. From January 2007 to August 2007, he served as Executive Vice President,

Direct Marketing, where he had responsibility for a portion of our Direct Marketing business units. From 2000 to January 2007, he served as Senior Vice President, Direct Marketing. He previously served as our Vice President, Direct Marketing. He has been with Harte-Hanks since 1994.

Robert L. R. Munden joined the company in April 2010 as our Senior Vice President, General Counsel and Secretary. From April 2005 through March 2010, Mr. Munden served as vice president and corporate counsel of Safeguard Scientifics, Inc., a NYSE-listed company. From June 2002 through April 2005, he served as corporate counsel, North America for Taylor Nelson Sofres, a market research company (now a division of WPP PLC). From November 1999 through December 2001, Mr. Munden served as vice president, general counsel and secretary of Naviant, Inc., an internet marketing and database services firm. Prior to his employment with Naviant, Mr. Munden was an associate with the law firm Brobeck, Phleger & Harrison, and an armor and cavalry officer in the U.S. Army.

Michael P. Paulsin has served as our Senior Vice President and President, Shoppers since September 2011, with responsibility for our entire Shoppers division. From April 2007 to August 2011, he served as Vice President and President, California Shoppers. He previously served in a variety of financial and leadership positions with Shoppers beginning in 1988.

Jessica M. Huff has served as our Controller since 1996. In 1999, she was also named Chief Accounting Officer. In 2003, she was also named Vice President, Finance. Prior to joining Harte-Hanks, she was corporate manager of financial planning at SBC Communications. Ms. Huff also spent eight years with Ernst & Young and three years as controller and vice president of a financial institution.

CORPORATE GOVERNANCE

We believe that strong corporate governance helps to ensure that our company is managed for the long-term benefit of our stockholders. During the past year, we continued to review our corporate governance policies and practices, the applicable federal securities laws regarding corporate governance, and the corporate governance standards of the NYSE, the stock exchange on which our common stock is listed. This review is part of our continuing effort to enhance corporate governance at Harte-Hanks and to communicate our governance policies to stockholders and other interested parties.

You can access and print, free of charge, the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee ("Governance Committee"), as well as our Corporate Governance Principles, Business Conduct Policy, Code of Ethics and certain other policies and procedures at our website at *www.harte-hanks.com* under the heading "About Us" in the section for "Corporate Governance." Additionally, stockholders can request copies of any of these documents free of charge by writing to the following address:

Harte-Hanks, Inc.
9601 McAllister Freeway, Suite 610
San Antonio, Texas 78216
Attention: Secretary

From time to time, these governance documents may be revised in response to changing regulatory requirements, our evaluation of evolving best practices and industry norms and input from our stockholders and other interested parties. We encourage you to check our website periodically for the most recent versions.

Board of Directors and Board Committees

Our business is managed under the direction of our Board. The Board elects the Chief Executive Officer ("CEO") and other corporate officers, acts as an advisor to and resource for management, and monitors management's performance. The Board, with the assistance of the Compensation Committee, also assists in planning for the succession of the CEO and certain other key positions. In addition, the Board oversees the conduct of our business and strategic plans to evaluate whether the business is being properly managed, and reviews and approves our financial objectives and major corporate plans and actions. Through the Audit Committee, the Board reviews and approves significant changes in the appropriate auditing and accounting principles and practices, provides oversight of internal and external audit processes, financial reporting and internal controls.

The Board meets on a regularly scheduled basis to review significant developments affecting our company, to act on matters requiring approval by the Board and to otherwise fulfill its responsibilities. It also holds special meetings when an important matter requires action or review by the Board between regularly scheduled meetings. The Board met four times and acted by unanimous written consent three times during 2011. In 2011, each director participated in all Board meetings, as well as each meeting of a Board committee of which he or she was a member.

The Board has separately designated standing Audit, Compensation and Governance Committees. The following table provides Board and committee membership and meeting information for each of the Board's standing committees:

Director	Independent (1)	Audit Committee	Compensation Committee	Governance Committee
David L. Copeland	Yes	Chair (2)		
William F. Farley	Yes	Member (2)	Member	
Larry D. Franklin	No			
William K. Gayden	Yes		Member	Member
Christopher M. Harte	Yes	Member		Chair
Houston H. Harte	No			
Judy C. Odom	Yes		Chair	Member
Karen A. Puckett	Yes		Member	
Number of Meetings in 2011		8	4	3
Number of Written Consents in 2011		0	0	0

(1) The Board has determined that the director is independent as described under "Independence of Directors."

(2) The Board has determined that the director is an audit committee financial expert as described under "Audit Committee Financial Experts and Financial Literacy."

A brief description of the principal functions of each of the Board's three standing committees follows. The Board retains the right to exercise the powers of any committee to the extent consistent with applicable rules and regulations, and may do so from time to time. For additional information, please refer to the committee charters that are available on our website at *www.harte-hanks.com* under the heading "About Us" in the section for "Corporate Governance."

- *Audit Committee* — The primary function of the Audit Committee is to assist the Board in fulfilling its oversight of (1) the integrity of our financial statements, including the financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, (2) the qualifications and independence of our independent auditors, (3) the performance of our internal audit function and independent auditors, and (4) our compliance with legal and regulatory requirements.
- *Compensation Committee* — The primary functions of the Compensation Committee are to (1) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation, (2) review and recommend to the Board (as directed by the Board) non-CEO officer compensation, incentive-compensation plans and equity-based plans, and (3) review and discuss with management the company's "Compensation Discussion and Analysis" and produce a committee report on executive compensation as required by the SEC to be included in our annual proxy statement or annual report on Form 10-K filed with the SEC.
- *Governance Committee* — The primary functions of the Corporate Governance Committee are to (1) develop, recommend to the Board, implement and maintain our company's corporate governance principles and policies, (2) identify, screen and recruit, consistent with criteria approved by the Board, qualified individuals to become Board members, (3) recommend that the Board select the director nominees for the next annual meeting of stockholders, (4) assist the Board in determining the appropriate size, function, operation and composition of the Board and its committees, and (5) oversee the evaluation of the Board and management.

Director Nomination Process

The Governance Committee is responsible for managing the process for the nomination of new directors. The Governance Committee may identify potential candidates for first-time nomination as a director using a variety of sources—recommendations from current Board members, our management, stockholders or contacts in communities served by Harte-Hanks, or by conducting a formal search using an outside search firm selected and engaged by the Governance Committee.

Following the identification of a potential director nominee, the Governance Committee commences an inquiry to obtain sufficient information on the background of a potential new director nominee. Included in this inquiry is an initial review of the candidate with respect to whether the individual would be considered independent under NYSE and SEC rules and whether the individual would meet any additional requirements imposed by law or regulation on the members of the Audit and Compensation Committees of the Board. The Governance Committee evaluates candidates for director nominees in the context of the current composition of the Board, taking into account all factors it considers appropriate, including the characteristics of independence, diversity, age, skills, background and experience, financial acumen, availability of service to Harte-Hanks, tenure of incumbent directors on the Board and the Board's anticipated needs. Candidates should also have the skills and fortitude to assess and challenge the way things are done and recommend alternative solutions to the problems; the independence necessary to make an unbiased evaluation of management performance and effectively carry out responsibilities of oversight; an awareness of both the business and social environment in which today's corporation operates; and a sense of urgency and spirit of cooperation that will enable them to interact with other Board members in directing the future and profitable growth of the company. The Governance Committee has determined that it is desirable for the Board to have a variety of differences in viewpoints, professional experiences, educational background, skills, race, gender and age, and considers issues of diversity and background in determining the appropriate composition of the Board and identifying director nominees. However, the company does not have a formal policy concerning diversity considerations, nor any formal means of assessing the efficacy of its diversity consideration.

The Governance Committee will consider potential nominees recommended by our stockholders taking into account the same considerations as are taken into account for other potential nominees. Stockholders may recommend candidates by writing to the Governance Committee in care of our Secretary at Harte-Hanks, Inc., 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216. Our by-laws provide additional procedures and requirements for stockholders wishing to nominate a director for election as part of the official business to be conducted at an annual stockholders meeting, as described further under "Submission of Stockholder Proposals for 2013 Annual Meeting" and in our by-laws.

Assuming a satisfactory conclusion to the Governance Committee's review and evaluation process, the Governance Committee presents the candidate's name to the Board for nomination for election as a director and, if applicable, inclusion in our proxy statement.

Independence of Directors

Annual questionnaires are used to gather input to assist the Governance Committee and the Board in their determinations of the independence of the non-employee directors. Based on the foregoing and on such other due consideration and diligence as it deemed appropriate, the Governance Committee presented its findings to the Board on the independence of (1) David L. Copeland, (2) William F. Farley, (3) William K. Gayden, (4) Christopher M. Harte, (5) Judy C. Odom and (6) Karen A. Puckett, in each case in accordance with applicable federal securities laws and the rules of the NYSE. The Board determined that, other than in their capacity as directors, none of these non-employee directors had a material relationship with Harte-Hanks, either directly or as a partner, stockholder or officer of an organization that has a relationship with Harte-Hanks. The Board further determined that (i) each such non-employee director is otherwise independent under applicable NYSE listing standards for purposes of serving on the Board, the Audit Committee, the Compensation Committee and the Governance Committee, (ii) each such non-employee director satisfies the additional audit committee independence standards under Rule 10A-3 of the SEC and (iii) for purposes of serving on the Audit Committee, each such non-employee director is financially literate and, where applicable, certain of such directors are "audit committee financial experts" as such term is defined in the applicable SEC rules.

When assessing the materiality of a director's relationship with us, if any, the Board considers all known relevant facts and circumstances, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation, the frequency or regularity of the services, whether the services are being carried out at arm's length in the ordinary course of business and whether the services are being provided substantially on the same terms to us as those prevailing at the time from unrelated parties for comparable transactions. Material relationships can include commercial, banking, industrial, consulting, legal, accounting, charitable and familial relationships. In making its most recent independence determinations, the Board considered the following matters with respect to Mr. Copeland and Ms. Puckett and determined that they do not constitute material relationships with Harte-Hanks or otherwise impair their independence as members of the Board or any of its committees, including the Audit Committee:

- As previously disclosed in our 2011 proxy statement, Mr. Copeland's son is a member of the transaction services group of KPMG LLP, our independent registered public accounting firm. This issue was previously reviewed and discussed by the Board in connection with assessing the continued independence of Mr. Copeland. This review process included discussing with KPMG the nature of its transaction services group and whether there was any relation to KPMG's audit or tax compliance groups. As a result of this diligence and discussions with KPMG, it was determined that KPMG's transaction services group is a separate and distinct group from KPMG's audit and tax compliance practice groups. Accordingly, based on the nature of the services provided by the transaction services group and the fact that Harte-Hanks has not purchased such transaction services from KPMG, this matter was not deemed to constitute a material relationship with Harte-Hanks.
- As disclosed in our 2011 proxy statement and further in this proxy statement, in accordance with SEC rules, Mr. Copeland has reported, but disclaimed, "beneficial ownership" of approximately 8.6% of our outstanding shares of our common stock that are owned by (1) various trusts for which Mr. Copeland serves as trustee or co-trustee, (2) a limited partnership of which he is an officer of the general partner, and (3) the Shelton Family Foundation, of which he is one of nine directors and an employee. Based on the nature of Mr. Copeland's role with these entities, his absence of any pecuniary interest in these shares and his disclaimer of any beneficial ownership in these shares, this matter is not deemed to constitute a material relationship with Harte-Hanks.
- As previously disclosed in our 2011 proxy statement, Ms. Puckett serves as an executive officer of CenturyLink, Inc., which is both a client and a vendor of the company. Partly owing to the acquisition of Qwest Communications International, Inc. by CenturyLink during 2011, the value of commercial transactions between CenturyLink and us increased in 2011: CenturyLink purchased or licensed approximately $1.5 million of software, data and services from our Trillium Software and Data Services business units, and we purchased approximately $400,000 telecommunications services from CenturyLink, all in the ordinary course of business. Ms. Puckett is not compensated directly or indirectly as a result of these transactions other than that the company's payments to CenturyLink add to the overall revenue of CenturyLink. Moreover, Ms. Puckett did not actively participate in negotiating or consummating the terms of the applicable transactions between the company and CenturyLink and did not have any direct or indirect material interest in such transactions.

Board Leadership Structure

As previously mentioned, six of our eight Board members are independent directors. Mr. Franklin serves as our Chairman of the Board and since January 2009, he has served as our CEO and President. Mr. Franklin has been a member of the Board since 1974. The non-management and independent members of the Board meet in executive session outside the presence of management directors at every regular meeting of the Board, and as-needed at special meetings. We believe the number of independent, experienced directors that make up our Board benefits the company and its stockholders.

We recognize that different board leadership structures may be appropriate for companies in different situations and believe that no one structure is suitable for all companies. We believe our current Board leadership structure is appropriate for us because it demonstrates to our employees, suppliers, customers and other stakeholders that we are under strong leadership, with a single person having primary responsibility for managing our operations. Having a single leader for both the company and the Board eliminates the potential for confusion or duplication of efforts, and provides clear leadership. We believe Harte-Hanks, like many other U.S. companies, has been well-served by this leadership structure.

The Board has adopted a Lead Director Policy for the company, and elected Christopher M. Harte as Lead Director. The Lead Director Policy provides that:

- the Board shall conduct an annual evaluation of whether to combine (or continue combining, as the case may be) the roles of Chairman of the Board and CEO, with a view to ensuring significant independent oversight of management;
- when the Chairman of the Board is also the CEO, the independent members of the Board shall elect one of the independent Directors to serve as Lead Director, such director to serve in such role for a one-year term;
- at each regular meeting of the Board, the independent directors shall meet in executive session; and
- the Lead Director shall have the following powers and duties (1) presiding over all meetings of the Board at which the Chairman of Board is not present, (2) presiding over executive sessions of independent and/or non-management directors, (3) calling meetings of the independent directors, and (4) serving as a liaison between the Chairman of the Board and the independent directors if so requested.

Our Board conducts an annual evaluation in order to determine whether it and its committees are functioning effectively. As part of this annual self-evaluation, the Board evaluates whether the current leadership structure continues to be optimal for Harte-Hanks and its stockholders. Our corporate governance guidelines provide the flexibility for our Board to modify or continue our leadership structure in the future, as it deems appropriate.

Executive Sessions

Our Corporate Governance Principles provide that the non-management members of the Board will hold regular executive sessions in connection with regular Board meetings to consider issues that they may determine from time to time without the presence of any member of management. If the Chairman of the Board is not a member of management, the Chairman will chair each such session and report any material issues to the full Board. If the Chairman is a member of management, the Lead Director serves as the chairman of the executive sessions. If the non-management directors include directors who are not "independent" under applicable NYSE and SEC rules, then the independent directors will hold an executive session at least once a year. The Chairman of the Board, if an independent director, will chair each such session and report any material issues to the full Board. If the Chairman is not an independent director, the Lead Director serves as the chairman of such sessions. Our current Chairman, Mr. Franklin, has also served as our President and CEO since January 2009.

Risk Oversight

Our Board is responsible for overseeing the risk management process. The Board focuses on our general risk management strategy and the most significant risks we face (such as information security and data protection), and ensures that appropriate risk mitigation strategies are implemented by management. The Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters.

In performing the risk management process, the Board reviews with management (1) our policies with respect to risk assessment and management of risks that may be material to us, (2) our system of disclosure controls and system of internal controls over financial reporting, and (3) our compliance with legal and regulatory requirements. The Board also reviews major legislative and regulatory developments that could materially impact our contingent liabilities and risks. Our other Board committees also consider and address risk as they perform their respective committee responsibilities. For example, our Compensation Committee evaluates the risks associated with our compensation plans and policies, and our Audit Committee monitors risks relating to our financial controls and reporting. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Management is responsible for day-to-day risk management. Our finance, treasury, general counsel and internal audit departments serve as the primary monitoring and testing function for company-wide policies and procedures, and manage the day-to-day oversight of the risk management strategy for our ongoing business. This oversight includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial and operational levels, as well as compliance and reporting.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the company and that our Board leadership structure supports this approach.

Audit Committee Financial Experts and Financial Literacy

The Board has determined that David L. Copeland, William F. Farley and Christopher M. Harte, the current members of the Audit Committee, are each financially literate as interpreted by the Board in its business judgment based on applicable NYSE rules, and that Messrs. Copeland and Farley each further qualifies as an audit committee financial expert, as such term is defined in applicable SEC rules.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee of our Board is or has been an officer or employee of the company. All members of the Compensation Committee participate in decisions related to compensation of our executive officers. No interlocking relationship exists between our Board and the board of directors or compensation committee of any other company.

Communications with Non-Management Directors and Other Board Communications

The Board provides a process to enhance the ability of stockholders and other interested parties to communicate directly with the non-management directors as a group, the entire Board, Board committees or individual directors, including the Chairman and chair of any Board committee.

Stockholders and other interested parties may communicate by writing to: Board of Directors – Stockholder Communication, Harte-Hanks, Inc., 9601 McAllister Freeway, Mail Box 8, San Antonio, Texas 78216. Our independent directors have instructed the Chair of the Governance Committee to collect and distribute all such communications to the intended recipient(s), assuming he reasonably determines in good faith that such communications do not relate to an improper or irrelevant topic.

Concerns about accounting or auditing matters may be forwarded on a confidential or anonymous basis to the Audit Committee by writing to: Audit Committee, Harte-Hanks, Inc., 9601 McAllister Freeway, Mail Box 8, San Antonio, Texas 78216, in an envelope labeled "To be opened by the Audit Committee only. Submitted pursuant to Audit Committee's whistleblower policy." These complaints will be reviewed and addressed under the direction of the Audit Committee.

Items unrelated to the duties and responsibilities of the Board, such as mass mailings, business solicitations, advertisements and other commercial communications, surveys and questionnaires, and resumes or other job inquiries, will not be forwarded.

Director Attendance at Annual Meetings

Although we do not have a formal policy regarding director attendance at the annual meeting of stockholders, all directors are encouraged to attend. All directors except Ms. Puckett attended the 2011 annual meeting of stockholders.

Policies on Business Conduct and Ethics

We have established a corporate compliance program as part of our commitment to responsible business practices in all of the communities in which we operate. The Board has adopted a Business Conduct Policy that applies to all of our directors, officers and employees, which promotes the fair, ethical, honest and lawful conduct in our business relationships with employees, customers, suppliers, competitors, government representatives, and all other business associates. In addition, we have adopted a Code of Ethics applicable to our CEO and all of our senior financial officers. The Business Conduct Policy and Code of Ethics form the foundation of a compliance program that includes policies and procedures covering a variety of specific areas of professional conduct, including compliance with laws, conflicts of interest, confidentiality, public corporate disclosures, insider trading, trade practices, protection and proper use of company assets, intellectual property, financial accounting, employment practices, health, safety and environment, and political contributions and payments.

Both our Business Conduct Policy and our Code of Ethics are available on our website at *www.harte-hanks.com*, under the heading "About Us" in the section for "Corporate Governance." In accordance with NYSE and SEC rules, we currently intend to disclose any future amendments to our Code of Ethics, or waivers from our Code of Ethics for our CEO, Chief Financial Officer ("CFO") and Controller, by posting such information on our website (*www.harte-hanks.com*) within the time period required by applicable SEC and NYSE rules.

Certain Relationships and Related Transactions

The Board has adopted certain policies and procedures relating to its review, approval or ratification of any transaction in which Harte-Hanks is a participant and that is required to be reported by the SEC's rules and regulations regarding transactions with related persons. As set forth in the Governance Committee's charter, except for matters delegated by the Board to the Audit Committee, all proposed related transactions and conflicts of interest should be presented to the Governance Committee for its consideration. If required by law, NYSE rules or SEC regulations, such transactions must obtain Governance Committee approval. In reviewing any such transactions and potential transactions, the Governance Committee may take into account a variety of factors that it deems appropriate, which may include, for example, whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party, the value and materiality of such transaction, any affiliate transaction restrictions that may be included in our debt agreements, any impact on the Board's evaluation of a non-employee director's independence or on such director's eligibility to serve on one of the Board's committees and any required public disclosures by Harte-Hanks.

Indemnification of Officers and Directors

Our certificate of incorporation and bylaws require us to indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. These documents also contain provisions that provide for the indemnification of our directors for third party actions and actions by or in the right of Harte-Hanks that mirror Section 145 of the Delaware General Corporation Law.

Our certificate of incorporation also states that Harte-Hanks has the power to purchase and maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of Harte-Hanks or another corporation, partnership, joint venture, trust or other enterprise against such expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Management Certifications

In accordance with the Sarbanes-Oxley Act of 2002 and SEC rules thereunder, our CEO and CFO have signed certifications under Sarbanes-Oxley Section 302, which have been filed as exhibits to our annual report on Form 10-K for the year ended December 31, 2011. In addition, our CEO submitted his most recent annual certification to the NYSE under Section 303A.12(a) of the NYSE listing standards on June 3, 2011.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the number of shares of our common stock beneficially owned by (1) our "named executive officers," which, for purposes of this proxy statement, refers to the six executive officers included in the Summary Compensation Table below in this proxy statement, (2) each current Harte-Hanks director and each nominee for director, and (3) all current Harte-Hanks directors and executive officers as a group. The following table also sets forth information with respect to the number of shares of common stock beneficially owned by each person known by Harte-Hanks to beneficially own more than 5% of the outstanding shares of our common stock. Except as otherwise noted, (1) the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and (2) ownership is as of March 30, 2012. As of March 30, 2012, there were 63,606,913 shares of our common stock outstanding.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock	Percent of Class
Houston H. Harte	6,609,780	10.4%
Larry D. Franklin (2)	5,724,639	9.0%
David L. Copeland (3) (4)	5,455,227	8.6 %
Pzena Investment Management LLC (5)	4,511,886	7.1%
Fiduciary Management, Inc. (6)	4,063,585	6.4 %
BlackRock, Inc. (including subsidiaries) (7)	3,942,451	6.2%
Janus Capital Management LLC (8)	3,740,035	5.9%
FMR LLC (9)	3,360,000	5.3%
Heartland Advisors, Inc. (10)	3,177,040	5.0%
Christopher M. Harte (11) (4)	1,003,231	1.6%
Peter E. Gorman (12)	460,295	*
Gary J. Skidmore (13)	404,976	*
Michael P. Paulsin (14)	190,565	*
Douglas C. Shepard (15)	157,990	*
William K. Gayden (4)	112,596	*
Jessica M. Huff (16)	111,598	*
William F. Farley (4) (17)	66,088	*
Judy C. Odom (4)	50,417	*
Robert L. R. Munden (18)	36,170	*
Karen A. Puckett (19)	26,585	*
All Current Executive Officers and Directors as a Group (14 persons) (20)	19,996,757	31.4%

* Less than 1%.

(1) The address of (a) Pzena Investment Management LLC is 120 West 45th Street, 20th Floor, New York, New York 10036, (b) Fiduciary Management, Inc. is 100 East Wisconsin Avenue, Suite 2200, Milwaukee, Wisconsin 53202, (c) BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022, (d) (j) Janus Capital Management LLC is 151 Detroit Street, Denver, Colorado 80206, (e) FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109, (f) Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202, and (g) each other beneficial owner is c/o Harte-Hanks, Inc., 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216.

(2) Includes 150,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 19,483 shares of stock subject to certain restrictions until February 2013; 54,419 shares of stock subject to certain restrictions until February, 2014; 9,333 shares of stock subject to certain restrictions until February 2012; 1,448,560 shares held in trusts for Mr. Franklin, his wife and children; 221,264 shares held by his spouse; and the following shares to which he disclaims beneficial ownership: (a) 3,258,558 shares owned by eight trusts for which he serves as co-trustee and holds shared voting and dispositive power, and (b) 50,305 shares owned by the Franklin Family Foundation, of which he is one of four directors.

(3) Includes the following shares to which Mr. Copeland disclaims beneficial ownership: (a) 44,200 shares held as custodian for unrelated minors, (b) 2,041,071 shares that are owned by 22 trusts for which he serves as trustee or co-trustee, (c) 200,500 shares held by a limited partnership of which he is sole manager of the general partner, and (e) 3,062,465 shares owned by the Shelton Family Foundation, of which he is one of nine directors and an employee.

(4) Includes 13,400 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 7,236 shares of stock subject to certain restrictions until February 2013; 3,036 shares of stock subject to certain restrictions until February 2014; and 1,682 shares of stock subject to certain restrictions until February 2015.

(5) Represents shares held by investment advisory clients of Pzena Investment Management LLC ("Pzena"), no one of which to the knowledge of Pzena owns more than 5.0% of the class. Of such shares, Pzena has sole voting power as to 3,728,327 shares and sole

dispositive power as to all shares. Information relating to this stockholder is based on the stockholder's Schedule 13G/A, filed with the SEC on February 10, 2012.

(6) Represents shares held by investment advisory clients of Fiduciary Management, Inc. ("Fiduciary"), no one of which to the knowledge of Fiduciary owns more than 5.0% of the class. Includes 7,400 shares as to which Fiduciary has shared voting and dispositive power. Information relating to this stockholder is based on the stockholder's Schedule 13G/A, filed with the SEC on February 10, 2012.

(7) Represents shares held by investment advisory clients of BlackRock, Inc.'s ("BlackRock") investment advisory subsidiaries (BlackRock Japan Co. Ltd., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock Asset Management Ireland Limited and BlackRock International Limited), no one of which to the knowledge of BlackRock owns more than 5.0% of the class. Information relating to this stockholder is based on the stockholder's Schedule 13G/A, filed with the SEC on February 13, 2012.

(8) Represents shares held by investment advisory clients of entities in which Janus Capital Management LLC ("Janus Capital") holds a majority interest (INTECH Investment Management and Perkins Investment Management LLC), and no one of which (to the knowledge of Janus Capital) owns more than 5.0% of the class. Janus Capital shares voting and dispositive power with respect to all such shares. Information relating to this stockholder is based on the stockholder's Schedule 13G, filed with the SEC on February 14, 2012.

(9) Represents shares held Fidelity Low-Priced Stock Fund, of which Fidelity Management & Research Company (a subsidiary of FMR LLC) serves as investment advisor. FMR LLC has no voting power (but does have dispositive power) with respect such shares. Information relating to this stockholder is based on the stockholder's Schedule 13G, filed with the SEC on February 14, 2012.

(10) Represents shares that may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by (1) Heartland Advisors, Inc. ("Heartland") by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (2) William J. Nasgovitz, by virtue of his control of Heartland. Mr. Nasgovitz disclaims beneficial ownership of such shares. To the best of Heartland's knowledge, no account owns more than 5.0% of the class. Heartland shares voting and dispositive power with respect to all such shares. Information relating to this stockholder is based on the stockholder's Schedule 13G, filed with the SEC on February 10, 2012.

(11) Includes 768,939 shares held by Spicewood Family Partners, Ltd., of which he is the sole general partner with exclusive voting and dispositive power over all the partnership's shares, and the following shares to which he disclaims beneficial ownership: (a) 450 shares owned indirectly by his wife, (b) 300 shares held as custodian for Mr. Harte's step-children and child, (c) 26,779 shares held by trusts for which Mr. Harte and his wife serve as co-trustees, and (d) 120,001 shares held by other trusts for which Mr. Harte serves as a co-trustee.

(12) Includes 432,500 shares that may be acquired upon the exercise of options exercisable within the next 60 days; and 27,795 shares held in a family trust.

(13) Includes 323,750 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 15,006 shares of stock subject to certain restrictions until February 2013; 17,416 shares of stock subject to certain restrictions until February 2014; 4,000 shares of stock subject to certain restrictions until February 2015; and 6,318 shares held in trusts for the benefit of Mr. Skidmore's adult children and for which his brother serves as trustee.

(14) Includes 161,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 8,333 shares of stock subject to certain restrictions until February 2013; and 6,334 shares of stock subject to certain restrictions until February 2014; and 4,000 shares of stock subject to certain restrictions until February 2015.

(15) Includes 115,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 9,533 shares of stock subject to certain restrictions until February 2013; and 9,534 shares of stock subject to certain restrictions until February 2014; and 5,000 shares of stock subject to certain restrictions until February 2015.

(16) Includes 90,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 4,333 shares of stock subject to certain restrictions until February 2013; and 7,322 shares of stock subject to certain restrictions until February 2014; and 1,000 shares of stock subject to certain restrictions until February 2015.

(17) Includes 124 shares owned indirectly by Mr. Farley's spouse, as to which beneficial ownership is disclaimed.

(18) Includes 13,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 7,525 shares of stock subject to certain restrictions until February 2013; 2,000 shares of stock subject to certain restrictions until April 2013 and 7,334 shares of stock subject to certain restrictions until February 2014; and 4,000 shares of stock subject to certain restrictions until February 2015.

(19) Includes 7,236 shares of stock subject to certain restrictions until February 2013; 3,036 shares of stock subject to certain restrictions until February 2014; and 1,682 shares of stock subject to certain restrictions until February 2015.

(20) Includes 1,352,250 shares that may be acquired upon the exercise of options exercisable within the next 60 days and 265,639 shares of stock subject to certain restrictions until various times in 2013, 2014 and 2015 as noted above. Includes 8,804,753 shares as to which the current executive officers and directors disclaim beneficial ownership, as described in the preceding footnotes.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides a discussion of the compensation philosophy and objectives that underlie our executive compensation program and how we evaluated and set our executives' compensation for 2011. This CD&A provides qualitative information concerning how 2011 compensation was awarded to and earned by our executives, identifies the most significant factors relevant to our 2011 executive compensation decisions and gives context to the data presented in the tables included below in this proxy statement. Certain information regarding our 2010 and 2012 compensation determinations and policies is also included to the extent we believe it provides helpful context for our discussion of 2011 executive compensation. "Committee," within this CD&A, means the Compensation Committee of the Board. Our "executive officers" are our senior executives who are listed above under the heading "Directors and Executive Officers." Our "named executive officers" listed in the Summary Compensation Table and other compensation tables that follow are listed below, and are drawn from executive officers who served in 2011:

- Larry Franklin – Chairman, President and Chief Executive Officer;
- Doug Shepard – Executive Vice President and Chief Financial Officer;
- Gary Skidmore – Executive Vice President and President, Direct Marketing;
- Robert Munden – Senior Vice President, General Counsel and Secretary;
- Mike Paulsin – Senior Vice President and President, Shoppers; and
- Pete Gorman – former Executive Vice President and President, Shoppers (retired August 31, 2011).

Executive Summary

We seek to design and implement executive compensation programs that align our executives' interests with those of our stockholders, while avoiding the encouragement of unnecessary or excessive risk-taking. In 2011, our total direct compensation program for our named executive officers consisted of base salary, annual cash incentives based on pre-established goals, and long-term incentives consisting of grants of stock options, restricted stock and performance awards.

In 2011, the company's strategy focused on revenue growth and profitability improvement. Despite modest (if uneven) improvements in the economy the company reported decreases in operating revenue (1.1%), operating income (17.2%), net income (17.5%) and diluted earnings per share (16.7%) in fiscal 2011 over fiscal 2010; our stock price decreased 28.8%.

In late 2010 and early 2011, the Committee conducted a comprehensive review of its executive compensation programs and practices. The Committee engaged Meridian Compensation Partners ("Meridian") in the fall of 2010 to assist with this review. Based on the review and the Committee's desire to further align the company's executive compensation programs with stockholders and emerging best practices, the Committee approved changes for 2011, including:

- a compensation philosophy targeting executives' total direct compensation at the 50th percentile rather than between the 50th and 75th percentiles of our peer group;
- a long-term incentive grant approach using stock options and two types of stock awards (one vesting over time—"restricted stock," the other vesting based on pre-established performance goals—"performance awards"), with a majority of grant value placed in performance-based awards;
- reinstatement of stock ownership guidelines for executive officers, including the named executives (consistent with the new policy, the Committee increased Mr. Franklin's ownership guideline from 400% to 500% of his annual base salary); and
- amendments to our change in control severance agreements with our executive officers in order to, among other things, eliminate all tax "gross-up" features and single-triggers for severance, expand the definitions of "cause", and other changes to bring the agreements more in line with market practices and best corporate governance standards.

Based on the economic environment, the company's performance in 2010, and the Committee's revised compensation philosophy and objectives, the Committee approved the following compensation decisions for the named executive officers in 2011:

- base salaries for 2011 would increase for Messrs Franklin (to $500,000), Shepard (to $335,000) and Munden (to $275,000) to bring them closer to the 50th percentile of our peer group;
- bonus payments consistent with our performance relative to pre-established goals set by the Committee in January 2011; as discussed further below, actual payouts as a percent of each named executives' maximum bonus opportunity for 2011 ranged from 5% to 35%; and

- grants of stock options, restricted stock and/or performance awards for all named executives to support our focus on stockholder alignment, reflecting an emphasis on performance-based awards and an overall mix favoring long-term incentives.

At our 2011 annual meeting, over 99% of stockholders casting a vote on the proposal approved (on an advisory basis) the 2010 compensation of our named executive officers. The Committee will consider this as a factor confirming its general practices when making its 2012 compensation determinations. Additionally, because a majority of stockholders approved (on an advisory basis) a three-year frequency for holding advisory votes on named executive officer compensation, the Board determined that it will hold an advisory vote on the compensation of the company's named executive officers at three-year intervals.

The remainder of this CD&A provides further detail on the compensation philosophy, process and decisions for 2011.

Executive Compensation Philosophy and Objectives

Our executive compensation program is designed to achieve a number of key objectives and thereby support our overall efforts to create long-term value for our stockholders:

- *Attract and Retain Top Talent* — Attract and retain high-performing individuals who will significantly contribute to our long-term success and the creation of long-term stockholder value by providing competitive compensation compared to peer companies, competitors or companies in the same market for executive talent.
- *Pay for Performance* — Motivate our executives to work in the best interests of our stockholders by closely tying compensation to company, business unit (for certain executive officers, as appropriate) and individual performance on both a short-term and long-term basis.
- *Place Significant Portion of Pay At Risk* — Align executive compensation with stockholder interests by placing a significant portion of total direct compensation at risk, such that the executive will not realize value unless company performance goals are achieved (for example, annual bonuses and restricted stock with vesting dependent upon company performance) or our stock price appreciates (for example, stock options).
- *Require Significant Ongoing Executive Stock Ownership* — Align executive and stockholder interests by including a significant equity component in our total compensation awards and by requiring executives to accumulate and maintain a sizeable equity position through our stock ownership guidelines.

As an integral part of our compensation philosophy and objectives, we seek to design an executive compensation program that does not encourage inappropriate risks that would threaten the long-term value of our company. We believe our compensation philosophy has assisted in achieving our goals. The Committee reviews our compensation philosophy on a periodic basis to judge whether the goals and objectives are being met, and what, if any, changes may be needed to the philosophy. The Committee considered our compensation philosophy and objectives in establishing the elements and amounts of 2011 compensation for each of our named executive officers. Our 2011 compensation philosophy is consistent for all of our executive officer positions, and was generally consistent with the philosophy for our 2010 compensation program, with some changes as noted in the Executive Summary based on the Committee's consideration of Meridian's report.

Elements of 2011 Executive Compensation Program

The following table highlights the elements of our 2011 executive compensation program and the primary purpose of each element. The overall 2011 compensation elements are consistent with our 2010 executive compensation program elements. The elements are also generally consistent for all of our executive officer positions. Each element is discussed in further detail below in this CD&A.

Element	Objectives and Basis	Form
Base Salary	Provide base compensation that is competitive for each role to reward and motivate individual performance	Cash
Annual Incentive Compensation (or "bonus")	Annual incentive to drive company and, where applicable, business unit performance	Cash
Bonus Restricted Stock Elections	Encourage greater stock ownership by executive officers by allowing each to elect to receive up to 30% of their bonus in the form of restricted stock vesting on the first anniversary of the grant, with executive officers receiving 125% of the value of the forgone cash bonus in shares of restricted stock	Restricted stock

Element	Objectives and Basis	Form
Long-Term Incentive Awards	Long-term incentive to drive company performance and align executives' interests with stockholders' interests, and to retain executives through long-term vesting and potential wealth accumulation	Stock options, restricted stock and performance awards
Perquisites	Enhance the competitiveness of our executive compensation program through limited additional benefits	Automobile allowances and death benefits
Pension and Retirement	Provide our executives with a competitive retirement income program to supplement savings through our 401(k) plan	Participation and vesting in our non-qualified pension restoration plan
Severance Agreements	Attract and retain key talent by providing certain compensation in the event of a change in control scenarios	Cash severance, equity vesting and COBRA reimbursement
Qualified Deferred Compensation	Provide tax-deferred means to save for retirement	Same benefit made generally available to our employees to participate in our 401(k) plan with a company match
Non-Qualified Deferred Compensation	Provide tax-deferred means to save for retirement	Participation in our non-qualified deferred compensation program
Other	Offer other competitive benefits, such as medical, dental and other health and welfare benefits	Same benefit made generally available to our employees to participate in health and welfare plans

Consistent with past practice, for 2011 the Committee modified the bonus restricted stock program for Mr. Franklin such that he was eligible to elect to receive all of any 2011 cash bonus as bonus restricted stock, but only receive 100% (versus 125% for other executives) of such value in such shares of restricted stock.

Compensation Committee

The Committee currently consists of Judy C. Odom (Chair), William F. Farley, William K. Gayden and Karen A. Puckett. The Board has determined that each member of the Committee meets the independence requirements of the rules of the NYSE. Each Committee member is also considered to be an "outside director" in accordance with Section 162(m) of the Internal Revenue Code (the "Code"), and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act with regard to compensation and benefit plans subject to SEC Rule 16b-3. Each member of the Committee either currently serves, or has served, as a senior executive of a large corporation, and has had significant experience with compensation matters relating to senior executives of these organizations.

The Committee's purpose is to assist the Board in fulfilling its oversight responsibilities for compensation of executive officers and administration of the company's equity incentive plans, with the goals of (1) supporting the company's business objectives, (2) attracting, motivating and retaining high quality leadership, and (3) linking compensation with business objectives and performance. In accordance with its charter and NYSE rules, the Committee's responsibilities include the following:

- reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and together with the other independent directors (as directed by the Board), determining and approving the CEO's compensation level based on this evaluation;
- making recommendations to the Board with respect to non-CEO officer compensation, and incentive-compensation and equity-based plans that are subject to board approval;
- assisting the Board by (i) evaluating potential candidates for officer positions, (ii) recommending terms for the hiring, promotion and severance of officers, and (iii) overseeing the development of officer succession plans;

- participating with management in reviewing the annual goals and objectives with respect to compensation for the company's officers and, to the extent the Committee deems necessary or appropriate, other key employees of the company or its subsidiaries (collectively, "Principal Executives");
- periodically (but no less frequently than annually) evaluating the performance of the Principal Executives in light of established goals and objectives and, based upon this evaluation and any compensation recommendations for the Principal Executives made by the CEO, approve or (in the case of officers, and as directed by the Board) making recommendations to the Board with respect to the compensation for the Principal Executives; and
- periodically (but no less frequently than annually) evaluating the competitiveness of the company's executive compensation program in reference to its peers and broader trends, including consideration of base salaries, annual incentives, long-term incentives and equity-based compensation, considering (among other things) the company's performance and relative stockholder return, the value of similar incentive awards to similarly situated executives at comparable companies, and the awards given to such person in prior years.

The Committee may appoint subcommittees for any purpose that it deems appropriate and may delegate to subcommittees such power and authority as it deems appropriate. However, no subcommittee may consist of fewer than two members, and no subcommittee may be delegated any power or authority required by any law, regulation or listing standard to be exercised by the Committee as a whole. No subcommittees were formed or met in 2011. The Committee has delegated to our CEO limited stock option grant authority, principally used for non-officer new hires and promotions. You may view the Committee's full charter in the corporate governance section of the company website.

The Committee meets in executive session as it deems appropriate to review and consider executive compensation matters without the presence of our executive officers. These executive sessions frequently include other non-employee directors. The Committee met in executive session with other non-employee directors at its January 2011 regular meeting, which is the meeting when the Committee made its annual 2011 executive compensation determinations.

Other Participants in the Executive Compensation Process

In addition to the Committee and other non-Committee members of the Board who also may be in attendance at the Committee's meetings, our management and, when engaged by the Committee from time to time, outside compensation consultants also participate in and contribute to our executive compensation process. Ultimately, the Committee exercises its independent business judgment with respect to recommendations and opinions of these other participants and the Committee (or our independent directors as a group) makes final determinations about our executive officer compensation.

Management and Chairman of the Board

Mr. Franklin, our Chairman, President and CEO, participated in the Committee's executive compensation processes throughout 2011 and assisted the Committee and regularly attended Committee meetings, other than executive sessions. Mr. Franklin provided his perspective to the Committee regarding executive compensation matters generally and the performance of the executive officers reporting to him. He also presented recommendations to the Committee on the full range of annual executive compensation decisions, including (1) annual incentive bonus plan structure and participants, (2) long-term incentive compensation strategy, (3) competitive positioning of our executive compensation program, and (4) total direct compensation for each executive officer, including base salary adjustments, bonus opportunity targets and equity grants.

At the Committee's January 2011 meeting, Mr. Franklin presented the Committee with specific 2011 compensation recommendations for the compensation amounts and elements of all executive officers other than himself. Although Mr. Franklin did not make formal recommendations regarding his own compensation, he did respond to the Committee's request for his views by expressing that internal pay equity should be addressed so that he would have a base salary at least equal to the highest of the officers reporting to him. The Committee made final decisions about each officer's 2011 compensation without the applicable executive officer being present, taking into account Mr. Franklin's recommendations and views.

Compensation Consultants

The Committee believes that engaging a consultant on a periodic basis is more appropriate than having recurring or annual engagements. In the fall of 2010, the Committee engaged an outside compensation consultant (Meridian) to assist the Committee with its evaluation and determinations for our 2011 executive compensation program, as well as to conduct a comprehensive evaluation of our compensation philosophy, policies and practices for executive officers and other executive positions, including:

- a review of the peer group of companies used for benchmarking executive compensation, taking into account input from the Committee;

- an analysis of total direct compensation, and the individual components of total direct compensation, for each of our executive positions and assess how target and actual compensation positioning to the market (based on compensation data from the peer group and broad market survey data) aligned with Harte-Hanks' compensation philosophy and objectives;
- recommendations of specific improvements for ensuring that compensation remains aligned with the goal of enhancing stockholder value through competitive programs which allow the company to attract, properly motivate and retain key executives who will contribute to Harte-Hanks' long-term success; and
- advice and recommendations regarding best practices and compensation trends, for consideration by the Committee in its 2011 compensation decisions for the CEO and other executive officers.

Meridian was engaged by and reported directly to the Committee, using information provided by management and gathered from proxy statements, other public information and proprietary surveys. Meridian was not separately engaged by our management, but did provide to management corresponding evaluations of selected non-executive officer positions and compensation policy and practice matters. The company has no relationship with Meridian (other than the relationship undertaken by the Committee), and therefore the Committee believes that Meridian is independent.

In January 2011, the Committee made its 2011 annual executive compensation determinations, taking into account the results of Meridian's review, analysis and recommendations, among other factors. The Committee engaged Meridian again in 2011 to assist in the Committee's 2012 executive compensation determinations, but has not yet determined whether it will engage an outside consulting firm during 2012 for the Committee's 2013 executive compensation determinations.

Principal Factors That Influenced 2011 Executive Compensation

When making its 2011 compensation decisions, the Committee considered the compensation philosophy and principles that underlie our executive compensation program, including the desire to link executive compensation to annual and long-term performance goals and to be able to attract and retain high performing individuals who will significantly contribute to our long-term success and the creation of long-term stockholder value. The Committee did not use formulas, rigidly set the compensation of our executives based solely on market data or on any one factor in isolation, or assign a specific weighting or ranking to the various factors it considered. Rather, the Committee's ultimate decisions were influenced by a number of factors that were collectively taken into consideration in the Committee's business judgment and that included a number of subjective determinations in addition to the specific formula-based performance criteria established in our annual incentive plan and long term incentive performance awards. In establishing the individual elements and amounts of 2011 executive compensation, the principal factors taken into consideration by the Committee included the following:

- competitive market data to assess how our executive pay levels compared to other companies, considering the individual elements of our compensation program, the relative mix of those compensation elements and total direct compensation amounts, with then-current market data provided by Meridian;
- recommendations and input from non-Committee members of the Board, including our Chairman, Mr. Franklin (who also serves as our President and CEO), with regard to base salary proposals, long-term incentive awards, individual executive officer performance and related matters;
- recent company performance compared to our financial (earnings per share, operating income and revenues) and operational expectations for our company as a whole, and for our Shoppers and Direct Marketing businesses individually;
- a general assessment of individual executive officer performance and contributions in support of our strategies, individual officer responsibilities, tenure and experience in his or her position and the overall financial performance of the businesses or functional areas for which an officer is responsible;
- CEO succession planning considerations;
- providing competitive compensation to reflect new or expanded roles for some of our executives;
- retention considerations in light of a recent history of relatively low bonus payouts to executive officers based on recent company performance, and reduced historical equity compensation values because of fluctuating stock price and recent earnings per share performance;
- continuing restructuring efforts that were anticipated to result in continued significant additional work commitments by our executive officers;
- individual officer compensation history, including stock options and other equity awards in prior years and value realized from prior equity awards;
- internal pay equity (*i.e.*, considering pay for similar jobs and jobs at different levels within Harte-Hanks and considering the relative importance of a particular position to Harte-Hanks); and

- tax and regulatory considerations, including our policy to take reasonable and practical steps to maximize the tax deductibility of compensation payments to executives under Section 162(m) of the Code, the impact of expensing equity grants under Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" (SFAS 123R), and the impact of Section 409 relating to non-qualified deferred compensation.

Tally Sheets

To assist the Committee in making its 2011 annual executive compensation determinations, the Committee reviewed tally sheets for each executive officer, as it has done in prior years. Tally sheets are used as a reference to ensure that Committee members understand the total compensation provided to executives each year, over a multi-year period and in various change in control or other termination events. The Committee uses tally sheets to consider individual elements of our compensation program, the relative mix of those compensation elements and total annual and long-term compensation amounts provided to a particular executive. The tally sheets illustrate, for each executive officer: (1) values for cash compensation (base pay, bonus and automobile allowance) for the current year under consideration and each of the past two years; (2) modeled values for long-term incentive awards (options, restricted stock and performance awards) for the current year under consideration and each of the past two years; (3) salary continuation benefits (similar in effect to life insurance benefits); (4) estimated pension benefits upon retirement; (5) actual realized and estimated future values for previous equity compensation awards; (6) stock ownership guideline compliance; and (7) estimated amounts the executive could realize upon a change in control or other termination of employment pursuant to the executive's severance agreement. For comparison purposes, the tally sheets also incorporate applicable competitive market compensation data for base salary, annual incentive awards and long-term incentive awards.

Setting the Pay Mix—Cash Versus Equity; At Risk Versus Fixed

We believe a mixture of both long-term (equity) and short-term (cash) compensation elements provides the proper balance and incentives. The Committee reviews each of these elements separately and then all of the elements combined to determine the amount and mix of compensation for our executives. The following chart shows the split of 2011 compensation for our named executive officers between equity and cash:

2011 Cash Versus Equity Compensation for Named Executive Officers (1) (2) (3)


49%
51%
Equity Compensation
Cash Compensation

(1) This chart was created using the sum of the amounts in columns (c) (salary) and (g) (non-equity incentive plan compensation) from the Summary Compensation table below as the amount of 2011 cash compensation, and using the sum of the amounts in column (l) (grant date fair value of stock and option awards) from the Grants of Plan Based Awards table below as the amount of 2011 equity compensation, excluding the value of bonus restricted stock grants (which related to 2010 compensation and performance, even though they were granted in 2011).

(2) For our individual named executive officers, their 2011 cash to equity compensation ratios (calculated as described in footnote (1) above) were approximately as follows: Franklin — 42% cash / 58% equity (see note (3) below); Shepard — 48% cash / 52% equity; Skidmore — 63% cash / 37% equity (see note (3) below); Munden – 49% cash / 51% equity; Paulsin — 60% cash / 40% equity; Gorman — 44% cash / 56% equity. Individual circumstances and other factors, such as mid-year promotions, start dates, departure dates and volatility in our stock price, may cause significant fluctuations in these percentages from year to year, thereby affecting their year-to-year comparability.

(3) For 2011, Mr. Franklin elected to receive all of his incentive compensation in the form of bonus restrictive stock, and Messrs. Skidmore and Munden elected to receive some of their incentive compensation in the form of bonus restricted stock. As a consequence, for compensation actually earned in 2011, Mr. Franklin received 38% in cash / 62% in equity, Mr. Skidmore received 57% in cash / 43% in equity, and Mr. Munden received 49% cash / 51% in equity. Furthermore, Mr. Franklin deferred 100% of his salary (which represented the cash portion of the foregoing ratio) pursuant to our deferred compensation program.

The Committee also believes that a substantial portion of the potential cash compensation (the sum of base salary and the potential annual incentive compensation) should be "at risk" or variable and, therefore, subject to meeting financial performance criteria. In 2011, as shown below, well over half of the potential cash compensation (assuming a maximum bonus payout) for the named executive officers was "at risk."

The Committee also reviewed the compensation risks associated with the pay mix of its executive officers, and in that context considers risk as well as motivation when establishing performance criteria and compensation structures. For 2011, the Committee reviewed the company's incentive compensation plans to determine whether the company's compensation policies and practices foster risk taking above the level of risk associated with the company's business model. In the course of its examination, the Committee evaluated, among other things:

- whether any of our business units has much more inherent risk, a significantly different compensation structure, or different profitability basis or results;
- whether the compensation mix appropriately balanced between annual and long-term incentive awards;
- the relationship between annual and long-term performance measures and payouts, and whether measures are aligned (or complementary) to ensure that they encourage consistent behaviors and sustainable results without conflict;
- whether the long-term performance measures and equity vehicles potentially encourage excessively risky behavior;
- whether targets require performance at such a high level that executives would take improper risks to achieve them;
- the overlap of performance criteria and vesting periods to reduce incentives to maximize performance in any one period; and
- whether the mix of equity incentives serve the best interests of stockholders by rewarding the right measures.

On the basis of this review, the Compensation Committee determined that the company's incentive compensation plans are appropriately structured to not encourage executive officers to take unnecessary or excessive risks and do not create risks that are reasonably likely to have a material adverse effect on the company.

Percentage of 2011 Potential Cash Compensation for Named Executive Officers: Fixed vs. Variable (or "At Risk") (1) (2)


40%
60%
Fixed
Variable

(1) This chart reflects the overall ratio of 2011 salary received (fixed) to 2011 maximum potential annual incentive compensation (variable) for the named executive officers, excluding Mr. Gorman, who was ineligible for a bonus due to his retirement.

(2) Individual percentages of 2011 variable cash compensation (calculated as described in footnote (1) above) were approximately as follows: Franklin — 68%; Shepard — 50%; Skidmore — 50%; Munden – 46%; and Paulsin — 46%. Prior to his retirement, Mr. Gorman's comparable ratio was 50%. Individual circumstances and other factors may cause significant fluctuations in these percentages from year to year, thereby affecting their year-to-year comparability.

Market Benchmarking

The Committee typically refers to executive compensation surveys and other benchmark data when it reviews and approves executive compensation. This market data is intended to reflect compensation levels and practices for executives holding comparable positions at comparable companies, which helps the Committee set compensation at levels designed to attract and retain high performing individuals. Market data typically consists of (1) publicly available data from a selected group of peer companies, and (2) more broad-based, aggregated survey data of a large number of companies of similar size or in similar industries. The market data comprising aggregated survey data does not include the identity of the individual comparable companies and is either provided by outside compensation consultants or derived by aging information that has been previously provided by these consultants. For the 2010 Meridian study, the broad survey data was derived from published surveys, including printing and publishing industry segment data from those surveys.

In selecting the peer companies, the Committee considers a variety of criteria, including industry, revenues, market capitalization and assets. The Committee also believes that it is important to include a sufficient number of peer group companies to enhance the overall comparability of the peer company data for purposes of setting our executives' compensation. In response to the 2010 Meridian report, industry consolidations and changes to the competitors we encounter in the marketplace since the Committee's last external evaluation of our peer group, the Committee adopted a revised peer group for 2011. This group was selected by the Committee from U.S.-listed companies based on those which have competitive (or complementary) products or services, and represent a range of sizes (in terms of revenues, profits and employees) and history. Our new peer group consists of the following companies (those with an asterisk being newly added):

2011 Compensation Peer Group

Acxiom Corporation	The Dun & Bradstreet Corporation	Meredith Corporation*
Alliance Data Systems Corporation	Equifax, Inc.	Sykes Enterprises, Incorporated
Cenveo, Inc.*	Gartner, Inc.*	TechTarget, Inc.*
Consolidated Graphics, Inc.	GSI Commerce, Inc.*	Valassis Communications, Inc.
Convergys Corporation*	Interpublic Group of Companies, Inc.	ValueClick, Inc.

Because GSI Commerce, Inc. no longer publicly files compensation information, for 2012 the Committee removed it and added Informatica Corporation and Sapient Corporation.

The Committee compares each executive's total direct compensation, which is comprised of (1) salary, (2) total potential bonus opportunity and (3) estimated long-term incentive compensation value, both separately and in the aggregate, to amounts paid for similar positions based on the benchmark data. In looking at overall compensation for our executive officers, in general, and in response to the Meridian report and current market practices, the Committee adopted a new philosophy for 2011: each element of compensation (as well as target total direct compensation) is targeted to fall at approximately the 50th percentile of market compensation over time, but tolerating individual variations due to factors such as individual performance, company performance, tenure, promotion, market factors and internal pay equity.

As discussed above, however, benchmark data is merely a starting point; the Committee does not rigidly apply formulas to set the compensation of our executives based solely on market data or on any one factor in isolation. Rather, the Committee's ultimate determinations are influenced by a number of factors that are collectively taken into consideration in the Committee's business judgment, as further described above under "Principal Factors That Influenced 2011 Executive Compensation." Accordingly, the Committee retains discretion to set compensation levels using a combination of elements that it believes are appropriate, and the Committee is not required to set compensation levels at specific benchmark data percentiles.

Based on the total target direct compensation approved in the Committee's January 2011 meeting for our named executive officers compared to the peer and market data reviewed by the Committee at its January 2011 meeting, Mr. Paulsin was at approximately the 50th percentile, Messrs. Shepard, Skidmore and Munden were between the 25th and 50th percentiles, Mr. Gorman was at approximately the 25th percentile, and Mr. Franklin was below the 25th percentile.

Additional Analysis of Executive Compensation Elements

The following discussion provides additional information and analysis regarding the specific elements of our 2011 executive compensation program. This discussion should be read in conjunction with the remainder of this CD&A (including the section above, "Principal Factors That Influenced 2011 Executive Compensation") and the compensation tables that follow.

Base Salary

We set executive base salaries at levels we believe are appropriate based on each individual executive's roles, responsibilities and experience in his or her position. We believe that a competitive base salary, providing a fixed level of income over a certain period, is a necessary and important element to include in the compensation packages for our executives. We review base salaries for executive officers on an annual basis, and at the time of hire, promotion or other change in responsibilities. Base salary changes also impact target bonus amounts and potential cash severance amounts, which are based on a percentage of base salary.

When reviewing each executive's base salary in January 2011, the Committee considered, in addition to the other factors, the level of responsibility and complexity of the executive's job, the relative importance of the executive's position to Harte-Hanks, whether, in the Committee's business judgment and taking into account input from our CEO, Chairman and other Board members, prior individual performance was particularly strong or weak, how the executive's salary compares to the salaries of other Harte-

Hanks executives and to the 50th percentile market salary information based on benchmark data for the same or similar positions, and the combined potential total direct compensation value of an executive's salary, annual bonus opportunity and long-term incentive awards. Additionally, the Committee considered the uneven improvements in the economy, Harte-Hanks' financial performance and internal pay equity, and decided to increase the base salaries of Messrs Franklin, Shepard and Munden (although all three remain below the 50th percentile based on the market information in the 2010 Meridian report).

Annual Incentive Compensation

We provide an annual incentive bonus opportunity for executive officers to drive company and, where appropriate, business unit performance on a year-over-year basis. We believe this annual short-term cash incentive opportunity provides an incentive for our executives to manage our businesses to achieve targeted financial results. For our fiscal 2011 executive bonus plan (administered under the company's 1996 Incentive Compensation Plan, as filed as an exhibit with the company's Annual Report), maximum bonus opportunity amounts were expressed as a percentage of year-end base salary as follows; none changed from 2010:

2011 Named Executive Officer Bonus Opportunities
(Relative to 2011 Year-End Base Salary)

Named Executive Officer	Maximum Bonus Opportunity
Larry Franklin	200%
Doug Shepard	100%
Gary Skidmore	100%
Robert Munden	85%
Mike Paulsin	85%
Pete Gorman	100%

Actual annual incentive compensation awards for our executive officers are determined based on achievement against the Committee's previously established financial performance goals, as certified by the Committee, typically at its regular January meeting. From time to time, individual non-financial goals may also be established for one or more executive officers to better align an executive's incentives with goals such as organizational effectiveness, strategic focus and personal development. For the 2011 executive bonus plan, Messrs. Gorman, Paulsin and Skidmore had individual non-financial performance goals. The financial performance goals are based on the strategic financial and operating performance objectives for our company and those of our business segments. In setting the financial performance targets, the Committee considers target company performance under our annual operating plan, the potential payouts based on achievement at different levels and whether the portion of incremental earnings paid as bonuses rather than returned to stockholders or reinvested in our business is appropriate. The Committee reserves the right to adjust the financial performance targets during the year, but did not do so in 2011.

For 2011, each named executive officer's annual bonus potential was based on actual achievement against established incremental target performance levels for the following performance criteria, each of which was weighted for a particular executive to reflect the nature of that executive's areas of responsibility and focus:

Bonus Performance Criteria Weighting
(Relative to 2011 Year-End Base Salary)

	Harte-Hanks		Direct Marketing		Shoppers			
Named Executive Officer	Earnings Per Share	Operating Income	Revenue	Operating Income	Revenue	Operating Income	Other (1)	Maximum Payout
Larry Franklin	90%	80%					30%	200%
Doug Shepard	45	40					15	100
Gary Skidmore		10	40%	40%			10	100
Robert Munden	38.25	34					12.75	85
Mike Paulsin (2)					38.25%	38.25%	8.5	85
Pete Gorman		10			40	35	15	100

(1) For Messrs. Franklin, Shepard and Munden, Harte-Hanks revenue; for Mr. Skidmore, increasing multichannel sales to existing clients; for Messrs Paulsin and Gorman, on time and on budget implementation of specified information technology and operational projects.

(2) Mr. Paulsin's objectives were established prior to his promotion, and include his revenue and income targets for the California unit he led until his promotion.

The determination of any bonus amount ultimately payable to each executive for 2011 was based on the following threshold, target and maximum performance levels:

Bonus Performance Thresholds
(in thousands, except per share data)

	Harte-Hanks			Direct Marketing		Shoppers	
Level	Earnings Per Share	Operating Income	Revenue	Revenue	Operating Income	Revenue	Operating Income
Threshold	$ 0.73	$ 81,240	$819,694	$ 573,876	$ 82,547	$ 244,060	$ 9,627
Target	0.80	90,267	862,836	607,276	90,215	255,560	12,034
Maximum	0.86	96,315	893,035	631,567	94,726	267,060	14,080

Bonus payouts were determined on a five-step graduated scale ranging from the threshold of 23% to 100% of the maximum potential payout. Actual bonus payouts for 2011 were approved at the Board's January 2012 meeting based on the following actual performance results and achievement payout levels:

2011 Actual Bonus Payout Results
(in thousands, except per share data and percentages)

	Harte-Hanks			Direct Marketing		Shoppers	
	Earnings Per Share	Operating Income	Revenue	Revenue	Operating Income	Revenue	Operating Income
Actual Performance	$ 0.70	$ 75,406	$850,763	$614,270	$ 83,489	$236,493	$ 3,147
Achievement Payout Level	0%	0%	34-44%	65%	23%	0%	0%

With respect to the non-financial performance measures, the Board determined that Mr. Skidmore did not qualify for that portion of his bonus, while Mr. Paulsin achieved 100% of his objectives.

In establishing the performance criteria and the incremental target performance levels for each performance criteria, it is anticipated that the executives are likely to receive at least the threshold portion of their year-end cash bonuses, and that they will often receive their target bonuses (which are tied to budgeted performance), with higher levels of payout being more difficult and less likely to occur. Achieving the maximum bonus award is anticipated, at the time of establishing the award, to be very difficult to achieve based on our company's annual budget performance assumptions and outlook for the company.

The following table indicates the actual bonus payouts for 2011, reflecting the application of the company's achievement relative to the established performance thresholds and the named executive officer's bonus criteria weighting:

2011 Actual Bonus Payout

Named Executive Officer	Relative to Salary (%)	Cash Amount (1) ($)
Larry Franklin	10.0	50,625
Doug Shepard	6.6	22,110
Gary Skidmore	35.2	171,072
Robert Munden	5.6	15,263
Mike Paulsin	5.5	12,788
Pete Gorman (2)	0.0	-

(1) Does not include the effects of bonus restricted stock election by Messrs. Skidmore and Munden as reflected in column (d) of the Summary Compensation Table.

(2) Mr. Gorman retired August 31, 2011 and was not eligible for a bonus.

The company's bonus payouts to named executive officers in prior years (as a percentage of salary) had the following ranges: 2010—60% to 185%; 2009—6.6% to 25%; 2008—0%; 2007—0%-5.25%.

Bonus Restricted Stock Elections

As part of our executive compensation program, an executive officer may elect to receive up to 30% (or 100% in the case of the CEO) of his bonus in the form of restricted stock. An executive who so elects receives 125% (or 100% in the case of the CEO) of the value of the forgone cash portion of the bonus in shares of restricted stock. This program is considered by the Committee each year, and was approved again with respect to 2011 executive bonuses, which were potentially payable (and in fact, were paid) in early 2012. The Committee believes this program encourages the accumulation of executive stock ownership, and provides another avenue for our executive officers to reach compliance with our stock ownership guidelines. Messrs. Franklin, Munden and Skidmore made bonus restricted stock elections for their 2011 bonus paid in early 2012.

For bonuses based on 2010 performance and paid in 2011, Mr. Franklin received a bonus of $555,000 and elected to receive the full amount in the form of restricted stock. As a result, the Committee awarded Mr. Franklin a restricted stock award of 45,085 shares on February 5, 2011, vesting on February 5, 2014 (as shown in the Grants of Plan Based Awards Table). Mr. Skidmore elected to defer $87,480 of his bonus and received a similar grant for 8,776 shares. No other named executives elected to receive their 2010 bonuses in the form of restricted stock in 2011. For bonuses based on 2011 performance and paid in 2012, Mr. Franklin elected to receive all, and Messrs. Skidmore and Munden elected to receive a portion, of their respective bonuses in the form of restricted stock. As a result, the Committee granted Mr. Franklin 5,108 shares, Mr. Skidmore 6,473 shares and Mr. Munden 192 shares of restricted stock on February 5, 2012, vesting on February 5, 2013. (This award will be shown in the Grants of Plan Based Awards Table in our 2012 proxy statement.) No other named executives elected to receive their 2011 bonuses in the form of restricted stock in 2012.

Long-Term Incentive Awards

We design our long-term incentive compensation program to drive company performance over a multi-year period, align the interests of executives with those of our stockholders and retain executives through long-term vesting and wealth accumulation. The Committee believes that a significant portion of executive compensation should be dependent on value created for our stockholders. The Committee reviews long-term incentive compensation strategy and vehicles as part of its annual executive compensation determinations. In May 2005, we adopted the Harte-Hanks 2005 Omnibus Incentive Plan (the "2005 Plan"), a stockholder approved plan pursuant to which we may issue various equity securities to directors, officers, employees and consultants. The 2005 Plan forms the basis of our long-term incentive plan for executives.

Although the 2005 Plan provides for other vehicles, the primary long-term incentive vehicles used by the Committee have been stock options (time vesting), restricted stock with time vesting ("restricted stock") and restricted stock with performance vesting ("performance awards"). In general, stock options align our executives' interests with the interests of stockholders by having value only if our stock price increases over time. Restricted stock better serves the retention goal by ensuring that the awards will have value if they vest because the ultimate value of restricted stock, unlike stock options, does not depend solely on our stock price increasing over time. Our performance awards require performance over a multi-year measurement period and thereby help align our executive compensation program with longer term company performance.

The Committee has established standardized terms for stock options and restricted stock: stock options vest in four equal annual installments, and restricted stock (other than bonus restricted stock grants) vests in three equal installments, each beginning the first anniversary of the grant date. Prior to 2011, the vesting for stock options began on the second anniversary of the grant date, and restricted stock had three-year "cliff" vesting. Stock options have an exercise price equal to the market value of our common stock on the date of grant, and have a term of ten years, assuming the recipient remains in service to the company. In 2010, the Committee determined, in accordance with its discretion under the 2005 Plan, that all outstanding equity awards, as well as any future awards, would vest in full upon a change of control (as defined in the 2005 Plan).

Performance awards represent the right to receive one share of common stock (or in the Committee's sole discretion, the cash equivalent) for each vested unit, with performance determined on a future date (currently set as the third anniversary of the grant date). In 2011 the Committee resumed granting performance awards, and such awards represented approximately 55% (by reportable expense) of long-term incentive grants made to executive officers. The 2011 performance awards vest based on the company's 2013 earnings per share (EPS), at levels of 0%, 50%, 75% or 100% of the stated award amount. In establishing the performance levels, it was generally anticipated that at least some portion of the performance units will vest, with increasing degrees of difficulty in achieving the higher levels of vesting. Achieving the 75% vesting level was linked to expected EPS performance, while maximum vesting level would require the company to significantly exceed the EPS growth, each as anticipated in the company's strategic plans.

Our Board has adopted a policy of granting annual awards on February 5 each year—a fixed date anticipated to be during a "window" period (more than two days following the release of our annual earnings for the prior year). We also grant interim awards from time to time in connection with mid-year hires, acquisitions, promotions or other reasons, based on a date selected by the Committee on or after the date of the Committee action at a meeting or by unanimous written consent.

In January 2011, the Board (based on Committee recommendations) awarded our executive officers a combination of stock options, restricted stock and performance awards, reflecting the Committee's newly-adopted long term incentives approach. The

Committee determined that a combination of awards—weighted toward awards with some performance aspect—would be the best way to align our executive compensation program with the needs of our company and our stockholders. Likewise, this approach was more in line with practices in the market as reflected in the peer group comparisons provided by Meridian. The award structure and increased size adopted by the Committee also addressed the finding in the Meridian report that the absolute value, and value relative to cash compensation, of recent equity awards to our named executives was low relative to those of our peer group.

When reviewing each executive's proposed equity awards in 2011, the Committee considered the level of responsibility and complexity of the executive's job, whether, in the Committee's business judgment and taking into account input from our CEO, Chairman and other Board members, prior individual performance was particularly strong or weak, how the executive's proposed equity award value compares to the equity award values of other Harte-Hanks executives and to the 50th percentile market information based on benchmark data for the same or similar positions provided by Meridian, and the combined potential total direct compensation value of an executive's salary, annual bonus opportunity and long-term equity incentive awards. As a result of the Committee's review, the following long term incentive grants were made on February 5, 2011:

Named Executive Officer	Stock Options (shares)	Restricted Stock (shares)	Performance Awards (units)
Larry Franklin	0	28,000	42,000
Doug Shepard	10,000	13,600	20,400
Gary Skidmore	10,000	13,600	20,400
Robert Munden	12,000	10,000	15,000
Mike Paulsin	4,000	7,000	7,000
Pete Gorman	0	12,800	19,200

Please refer to the Grants of Plan Based Awards table below for further details about these grants.

Perquisites

Consistent with previous years, our 2011 executive compensation program included limited executive perquisites. The aggregate incremental cost of providing perquisites and other benefits to our named executive officers is included in the amount shown in the All Other Compensation column of the Summary Compensation table below and detailed in the subsequent All Other Compensation table. We believe the limited perquisites we provide to our executives are representative of comparable benefits offered by companies with whom we compete for executive talent, and therefore offering these benefits serves the objective of attracting and retaining top executive talent by enhancing the competitiveness of our compensation program. Our perquisites are:

- *Salary Continuation Benefits* — We provide salary continuation benefits (which are similar in effect to life insurance benefits) to our executive officers. This benefit provides the estates of our executive officers ten annual payments (of $90,000 for Messrs. Franklin and Skidmore, and of $70,000 for Messrs. Munden, Paulsin and Shepard) in the event of their death while employed by the company. (Mr. Gorman had the same $90,000 per year benefit prior to his retirement, at which point such benefit terminated.)
- *Automobile Allowance* — We provide automobile allowances to our named executive officers: $1,325 per month for our CEO, and $975 per month for our Executive Vice Presidents and Senior Vice Presidents.

In establishing the elements and amounts of each executive's 2011 compensation, the Committee took into consideration, as one of the relevant factors, the value of these perquisites to our executives. Tally sheets are used as a reference to ensure that Committee members understand the total compensation provided to executives each year and over a multi-year period, including the amount of each executive's salary continuation death benefit and automobile allowance.

Upon joining the company in April 2010, the company agreed to provide Mr. Munden the following payments (some of which were made in 2011) related to his relocation to San Antonio, Texas: (1) $60,000 upon the closing of the sale of his current residence to offset sale and moving expenses, (2) reimbursement of up to four months of temporary housing expenses (estimated to be $1,200 per month), (3) reimbursement of COBRA premiums paid for three months, and (4) reimbursement of travel to and from his previous home.

Pension and Retirement

We sponsor a defined benefit pension plan (the "Defined Benefit Plan") qualified under Section 401 of the Code. We also have established an unfunded, non-qualified pension restoration plan, which initially became effective on January 1, 1994 (the "Restoration Pension Plan"). Consistent with our historical executive compensation program, each executive officer participates in our Restoration Pension Plan, and some executives also receive benefits under our Defined Benefit Plan. The Defined Benefit Plan was frozen as of December 31, 1998 (at which time the benefits available under our 401(k) plan were enhanced), and no further benefits will accrue under that plan. These pension benefits are designed to attract and retain key talent by providing our executives with a competitive retirement income program to supplement savings through our 401(k) plan. In addition, the Code places certain limitations on the amount of pension benefits that may be paid under qualified plans and on the amount of compensation considered in determining the pension benefit amount. Any benefits payable to participants in excess of amounts permitted under the Code and any benefit accrued after December 31, 1998 will be paid under the Restoration Pension Plan.

The annual pension benefit under the Restoration Pension Plan and the Defined Benefit Plan, taken together, are largely computed by multiplying the number of years of employment by a percentage of the participant's final average earnings (earnings during the highest five consecutive years within the last ten years of employment). Participation in the Restoration Pension Plan is limited to those employees of Harte-Hanks who are designated by the Board as eligible and currently includes only corporate officers and one former corporate officer. All benefits payable under the Restoration Pension Plan are to be paid from our general assets, but we are not required to set aside any funds to discharge our obligations under the Restoration Pension Plan. There were no changes to the benefits provided to our named executive officers under our pension plans in 2011. Further details about our pension plans are shown in the "Pension Benefits" section below.

Severance Agreements

We have entered into severance agreements with each of our named executive officers and other corporate officers. These severance agreements are generally designed to attract and retain key talent by providing certain compensation in the event of a change in control. The severance agreement for Mr. Gorman, which was superseded by the transition and consulting agreement he entered into in connection with his retirement, also provided severance benefits in designated non-change in control scenarios because of his position at the time of entering into the agreement (in 2000) and the then-current form of agreement for other similarly situated executives.

The payout levels and triggering events in the severance agreements were initially structured a number of years ago based on the Committee's review of publicly available market data regarding severance agreements. In March 2011, we entered into amended and restated versions of the severance agreements to respond to recommendations by Meridian and evolving best practices for corporate governance as determined by the Committee. The 2011 severance agreements (1) remove the Code section 280G excise-tax "gross-up" for which some executive officers were eligible, (2) remove the "modified single-trigger" feature (which allowed executives to receive severance compensation after a change in control without a termination of employment either (x) without cause or (y) for good reason), (3) broaden the definition of "cause," (4) increase the multiple of salary and bonus payable as severance compensation, (5) increase the reimbursement made in respect of COBRA expenses, (6) provide full acceleration of all unvested equity awards upon a change in control for all corporate officers, (7) increase the length of time for which executive officers may be subject to non-competition and non-solicitation covenants and (8) add an acknowledgement by the executive that payments may be subject to "clawback" or recoupment in connection with financial or other misdeeds.

Additional information regarding these agreements is set forth below under, "Potential Payments Upon Termination or Change in Control –Payments Pursuant to Severance Agreements –March 2011 Amendments."

Discretionary Bonuses and Equity Awards

We pay sign-on and other bonuses and grant new-hire equity awards when necessary or appropriate to attract top executive talent from other companies. Executives we recruit may have a significant amount of unrealized value in the form of unvested equity and other forgone compensation opportunities. Sign-on bonuses and special equity awards are an effective means of offsetting the compensation opportunities executives lose when they leave a former company to join Harte-Hanks. We also may grant discretionary cash and equity awards from time to time when appropriate to retain key executives, to recognize expanded roles and responsibilities or for other reasons deemed appropriate by the Committee in its business judgment. Discretionary equity awards have typically taken the form of stock options. No discretionary bonuses or equity awards to named executives were made in 2011, other than payment of $60,000 to Mr. Munden in connection with his relocation.

Internal Pay Equity

While comparisons to compensation levels at companies in our peer group are helpful in assessing the overall competitiveness of our compensation program, we believe that our executive compensation program also must be internally consistent and equitable to achieve our compensation objectives. Our compensation philosophy is consistent for all of our executive officer positions and, although the amounts vary, the elements of our executive compensation program are also consistent for our executives. In setting the various amounts and elements of 2011 compensation for our named executive officers, the Committee viewed each named executive officer's compensation amounts and elements against those of the other named executive officers. The Committee did not establish any fixed formulas or ratios. Rather, the Committee's ultimate compensation determinations were influenced by a number of factors, including internal pay equity, that were taken into consideration together in the Committee's business judgment. We believe the total 2011 compensation we paid to each of our named executive officers, other than our CEO, was appropriate in relation to the other named executive officers, in light of their respective responsibilities, tenure and experience.

Coming into 2011, Mr. Franklin's compensation was not only substantially below that paid to most CEOs in our peer group, each individual element of compensation (other than bonus potential) was lower than that of three named executive officers who reported to Mr. Franklin. When Mr. Franklin rejoined the company as President and CEO in January 2009, he did so at a time of significant challenges caused by the recent economic recession. Mr. Franklin also resumed office with significant equity ownership that aligned him with our stockholders, owing to his long tenure with the company (he joined Harte-Hanks in 1971 and served as our CEO from 1991 through 2002). To minimize the expense of the transition from his predecessor, and because he viewed his equity in the company (as opposed to short-term compensation) as the primary vehicle through which his service would be rewarded, Mr. Franklin accepted a substantially smaller compensation package than that of his predecessor (and those of peer group CEOs). In the course of making its 2011 compensation determinations, the Committee took notice of the inequity of Mr. Franklin's compensation relative to other named executive officers. Based on the company's current and expected financial performance, the Committee recommended raising Mr. Franklin's base salary (from $300,000 per year to $500,000 per year) and, as mentioned above, granting him long term incentive awards commensurate with his position. Although these changes made Mr. Franklin's compensation larger than other named executive officers, the Committee notes that Mr. Franklin's overall compensation (and each element thereof) remains significantly below 50th percentile of our peer group, which the Committee will take into consideration when making future compensation determinations and recommendations.

Stock Ownership Guidelines

The Committee believes that stock ownership requirements encourage officers to maintain a significant financial stake in our company, thus reinforcing the alignment of their interests with those of our stockholders. Consistent with this philosophy, in January 2011, the Committee recommended, and the Board approved, new stock ownership guidelines (replacing the 2005 guidelines which had been suspended) that require all officers to acquire and hold significant levels of our common stock. Under the new guidelines, a corporate officer is allowed up to the later of (a) five years from commencement of employment or promotion or (b) March 31, 2013, to reach the minimum required level of common stock ownership. In the event that an officer moves to a level with a different minimum equity ownership level, the officer will have three years to achieve the higher level of ownership. The requirements are as follows:

Management Level	Target Ownership Level (Relative to Base Annual Salary)
CEO	500%
Senior Vice President or Executive Vice President	200
Vice President	100

The recent stock ownership of our executive officers is reflected in the section above entitled "Security Ownership of Management and Principal Stockholders." For purposes of measuring compliance with these stock ownership guidelines, the following are deemed to be owned by an executive officer: (1) restricted stock that is still subject to a restricted period, and (2) common stock owned by the officer. Neither options nor performance awards are included in the compliance calculation. If an officer has not previously met the minimum equity ownership level, the officer must retain half of the "net shares" related to any option exercise or vesting of restricted stock or performance awards. "Net shares" means the number of shares remaining after the sale of shares to cover the exercise price of options and the sale of shares sufficient to pay taxes related to the exercise of options or vesting of restricted stock or performance awards. If an executive officer has previously met the applicable target ownership level, then so long as such officer retains the number of shares needed for such compliance, they will be deemed to be in compliance even if stock price fluctuations cause them to fall below their target ownership level.

The ownership guidelines, and compliance by officers with the guidelines, are reviewed annually by the Committee. Any remedial action for failure to comply with the stock ownership guidelines is to be determined by the Committee on a case-by-case basis. Because the initial compliance period has not yet expired, no officer has failed to comply with these guidelines. At March 1, 2012, Mr. Franklin was in compliance with his guideline ownership level; the other named executive officers are not yet in compliance, and will have until March 31, 2013 (or April 1, 2015 in the case of Mr. Munden and August 31, 2014 in the case of Mr. Paulsin) to comply.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code prevents us from taking a tax deduction for non-performance-based compensation over $1 million in any fiscal year paid to certain senior executive officers. In designing our executive compensation program, we consider the effect of Section 162(m) together with other factors relevant to our business needs. We seek to design our annual cash incentive and long-term performance unit awards and stock option awards to be tax-deductible to Harte-Hanks, so long as preserving the tax deduction does not inhibit our ability to achieve our executive compensation objectives. The Committee does have discretion to design and use compensation elements that are not deductible under Section 162(m) if the Committee believes that paying non-deductible compensation is appropriate to achieve our executive compensation objectives.

Review of and Conclusion Regarding All Components of Executive Compensation

The Compensation Committee has reviewed all components of the named executive officers' 2011 compensation, including salary, bonus, equity and long-term incentive compensation, accumulated realized and unrealized stock option gains, the dollar value to the executive and the cost to the company of all perquisites and other personal benefits and any lump-sum payments that may be payable under their respective severance agreements due to termination of their employment or a change in control of the company. Based upon the Compensation Committee's review, the Committee believes the compensation for our executive officers is competitive and that our compensation practices have enabled Harte-Hanks to attract and retain key executive talent. The Committee also finds the named executive officers' total compensation to be fair, reasonable and consistent with the Committee's and the company's executive compensation philosophy. At our 2011 annual meeting, over 99% of stockholders casting a vote on the proposal approved (on an advisory basis) the 2010 compensation of our named executive officers. The Committee will consider this as a factor confirming its general practices when making its 2012 compensation determinations.

Compensation Committee Report

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained in this proxy statement. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
Judy C. Odom, Chair
William F. Farley
William K. Gayden
Karen A. Puckett

Equity Compensation Plan Information at Year-End 2011

The following table provides information as of the end of 2011 regarding total shares subject to outstanding stock options and rights and total additional shares available for issuance under our 2005 Plan and our 1991 Stock Option Plan (the "1991 Plan"):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,923,228 (outstanding options and performance stock units)	$15.75 (outstanding options) (1)	3,575,731 (2)
Equity compensation plans not approved by security holders	—	—	—
Total	6,923,228 (outstanding options and performance stock units)	$15.75 (outstanding options) (1)	3,575,731 (2)

(1) The weighted-average exercise price does not take into account any shares issuable upon vesting of outstanding restricted stock or performance restricted stock units, which have no exercise price.

(2) Represents 3,575,731 shares under the 2005 Plan; shares available for issuance under the 2005 Plan may be issued pursuant to stock options, restricted stock, performance restricted stock units, common stock, stock appreciation rights or other awards that may be established pursuant to the 2005 Plan. No new options or securities may be granted pursuant to the 1991 Plan.

Important Note Regarding Compensation Tables

The following compensation tables in this proxy statement have been prepared pursuant to SEC rules. Although some amounts (*e.g.*, salary and non-equity incentive plan compensation) represent actual dollars paid to an executive, other amounts are estimates based on certain assumptions about future circumstances (*e.g.*, payments upon termination of an executive's employment) or they may represent dollar amounts recognized for financial statement reporting purposes in accordance with SFAS 123R, but do not represent actual dollars received by the executive (*e.g.*, dollar values of stock awards and option awards). The footnotes and other explanations to the Summary Compensation table and the other tables herein contain important estimates, assumptions and other information regarding the amounts set forth in the tables and should be considered together with the quantitative information in the tables.

Summary Compensation Table

The following table sets forth information regarding compensation earned for 2011, 2010 and 2009 by our named executive officers: Larry Franklin (our Chairman, President and CEO); Doug Shepard (our Executive Vice President and CFO); and our next three most highly compensated executive officers for 2011 other than our CEO and CFO—Gary Skidmore (our Executive Vice President and President, Direct Marketing), Robert Munden (our Senior Vice President, General Counsel and Secretary) and Mike Paulsin (our Senior Vice President and President, Shoppers), as well as Pete Gorman (our former Executive Vice President and President, Shoppers, who retired August 31, 2011).

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus (1) ($) (d)	Stock Awards (2) ($) (e)	Option Awards (2) ($) (f)	Non-Equity Incentive Plan Compensation(3) ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4) ($) (h)	All Other Compensation (5) ($) (i)	Total ($) (j)
Larry Franklin (6) (7) (8) .. **Chairman, President and CEO**	2011	$461,538	—	$1,375,956	—	$ 50,625	$ 125,504	$ 40,901	$ 2,054,524
	2010	300,000	—	60,000	—	555,000	58,721	17,413	991,134
	2009	300,000	—	—	$ 448,110	60,000	43,909	15,900	867,919
Doug Shepard.................... Executive Vice President and CFO	2011	331,154	—	398,752	40,945	22,110	46,109	26,371	865,441
	2010	315,000	—	—	277,820	315,000	29,221	24,269	961,310
	2009	315,000	—	—	134,433	78,750	13,077	24,269	565,529
Gary Skidmore (9) .... **Executive Vice President and President, Direct Marketing**	2011	486,000	$12,830	508,089	40,945	171,072	312,281	31,183	1,562,401
	2010	486,000	21,870	—	277,820	291,600	207,914	25,389	1,310,593
	2009	486,000	—	—	171,776	32,076	128,209	26,820	844,881
Robert Munden (9) (10) .... Senior Vice President, General Counsel and Secretary	2011	270,192	382	293,200	49,134	15,263	23,337	90,446	741,953
	2010	187,500	—	26,380	167,931	159,375	8,185	27,705	577,076
	2009	—	—	—	—	—	—	—	—
Mike Paulsin (11).............. **Senior Vice President and President, Shoppers**	2011	232,500	—	165,550	16,378	12,788	119,121	19,992	566,329
	2010	232,500	—	23,800	203,735	197,625	89,049	18,735	765,443
	2009	236,731	—	—	104,559	81,520	31,167	18,715	472,692
Pete Gorman (11) (12) ...... former Executive Vice President and President, Shoppers	2011	252,312	—	375,296	—	—	284,351	26,175	938,134
	2010	354,600	—	—	277,820	354,600	388,334	31,948	1,407,302
	2009	354,600	—	—	171,776	42,552	171,976	31,909	772,813

(1) Represents the 25% excess of the portion of bonus earned in 2010 for Mr. Skidmore and 2011 for Messrs. Skidmore and Munden which they elected to receive in the form of restricted stock pursuant to the company's bonus restricted stock program; this amount is (or will be) included in the subsequent year's column (e) stock awards. These restricted shares were granted in 2011 and 2012, respectively, with the number of shares based on the closing market price of our common stock on the grant date. The shares granted in 2011vest on the third anniversary of grant, and the shares granted in 2012 vest on the first anniversary of grant.

(2) The amounts in columns (e) and (f) reflect the full grant date fair value of the awards calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see note J of our audited financial statements for the fiscal year ended December 31, 2011 included in our Form 10-K. For performance based stock units the fair value assumed such awards vested based on probable outcome of the performance conditions as of the grant date.

(3) The amounts shown in column (g) are attributable to annual cash bonuses earned in the applicable fiscal year, although these bonuses, if any, are paid early in the following year. Our executive bonus program is discussed further under the section "Annual Incentive Compensation" included above in the CD&A.

(4) The amounts in column (h) reflect an estimate of the actuarial increase in the present value of the named executive officer's benefits under the Defined Benefit Plan and Restoration Pension Plan, determined using interest rate and mortality rate assumptions consistent with those used in our audited financial statements and described in note H of our audited financial statements for the fiscal year ended December 31, 2011 included in our Form 10-K. There can be no assurance that the amounts shown will ever be realized by the named executive officers.

(5) The amounts in column (i) are more fully described in the All Other Compensation table included below.

(6) During 2011, 2010 and 2009 Mr. Franklin also received pension payments and deferred compensation payments arising out of pre-existing compensation arrangements based on his former service as an executive officer of Harte-Hanks. Pension payments totaled $478,146 per year for 2011, 2010 and 2009. Deferred compensation payments totaled $796,558, $819,305 and $848,666 for 2011, 2010 and 2009, respectively.

(7) Mr. Franklin elected to defer 100% of his salary reflected in column (c) earned in 2011, 2010 and 2009, pursuant to the Harte-Hanks deferred compensation plan.

(8) Mr. Franklin elected to receive 100% of his bonus earned in 2011, 2010 and 2009 reflected in column (g) in the form of restricted stock, which is also reflected in column (e) for the following year (in which the grant was made). These shares of restricted stock were granted based on the closing market price of our common stock on the grant date and vest on the third anniversary of grant (for those granted in 2010 and 2011) or the first anniversary of grant (for those granted in 2012).

(9) Messrs. Skidmore (for 2010 and 2011) and Munden (for 2011) elected to receive a portion of their respective bonuses in the form of restricted stock pursuant to the company's bonus restricted stock program. The full bonus is reflected in column (g) for the year earned. The portion taken in the form of restricted stock is also reflected in column (e) for the following year (in which the grant was made). These shares of restricted stock were granted based on the closing market price of our common stock on the grant date and vest on the third anniversary of grant (for those granted in 2011) or the first anniversary of grant (for those granted in 2012).

(10) Mr. Munden joined Harte-Hanks in April 2010.

(12) Mr. Paulsin was promoted in connection with Mr. Gorman's retirement on August 31, 2011.

(13) The change in pension value for Mr. Gorman is from December 31, 2010 to August 31, 2011.

All Other Compensation

Name	Year	Insurance Premiums (1)	Auto Allowance	Company Contributions to 401(k) Plans (2)	Dividends on Restricted Stock	Relocation Expenses	Total
Larry Franklin	2011	-	$15,900	-	$25,001	-	$40,901
	2010	-	15,900	-	1,513	-	17,413
	2009	-	15,900	-	-	-	15,900
Doug Shepard	2011	$ 519	11,700	$9,800	4,352	-	26,371
	2010	519	11,700	9,800	2,250	-	24,269
	2009	519	11,700	9,800	2,250	-	24,269
Gary Skidmore	2011	2,489	11,700	9,800	7,194	-	31,183
	2010	2,489	11,700	9,800	1,400	-	25,389
	2009	2,489	11,700	9,800	2,831	-	26,820
Robert Munden	2011	475	11,700	9,592	3,840	$64,838	90,446
	2010	158	8,775	-	450	18,322	27,705
	2009	-	-	-	-	-	-
Mike Paulsin	2011	112	7,200	9,800	2,880	-	19,992
	2010	385	7,200	9,800	1,350	-	18,735
	2009	385	7,200	9,469	1,661	-	18,715
Pete Gorman	2011	6,527	7,800	9,800	2,048	-	26,175
	2010	9,248	11,700	9,800	1,200	-	31,948
	2009	8,382	11,700	9,800	2,027	-	31,909

(1) Reflects premiums paid annually by Harte-Hanks for life insurance policies obtained in connection with providing salary continuation benefits to each of the named executive officers. The salary continuation benefits are discussed further under the section "Perquisites" included above in the CD&A.

(2) Reflects matching contributions made by Harte-Hanks on behalf of the named executive officers under our 401(k) plan.

(3) Reflects dividends paid by Harte-Hanks during the year on shares of restricted stock held by each of the named executive officers; such dividends are paid at the same rate as paid on other shares of common stock.

(4) Amounts for Mr. Munden reflect transition and relocation payments and reimbursements in connection with joining Harte-Hanks in April 2010.

Grants of Plan Based Awards

The following table sets forth information regarding grants of equity-based awards during 2011 to our named executive officers. All of the equity awards described below were granted pursuant to our 2005 Plan. Recipients receive dividends on unvested restricted stock at the same rate as other stockholders (currently $0.085 per share per quarter); no dividends are paid in respect of performance awards or stock options. Vesting of equity awards accelerates in full upon a change of control (as defined in the 2005 Plan); see "Potential Payments Upon Termination or Change in Control" below. Other than the amounts reported in the Summary Compensation table above, there were no non-equity incentive plan awards granted or outstanding in 2011.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stocks or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (1) (#) (j)	Exercise Price of Options (2) ($/share) (k)	Grant Date Fair Value of Stock and Option Awards (3) ($) (l)
Larry Franklin											
Annual Bonus	**1/26/2011**	**$175,000**	**$500,000**	**$1,000,000**							
Performance Award	**2/5/2011**				**21,000**	**31,500**	**42,000**				**$ 476,280**
Restricted Stock	**2/5/2011**							**28,000**			**344,680**
Restricted Stock (4)	**2/5/2011**							**45,085**			**555,000**
Doug Shepard											
Annual Bonus	1/26/2011	77,050	217,750	335,000							
Performance Award	2/5/2011				10,200	15,300	20,400				231,336
Restricted Stock	2/5/2011							13,600			167,416
Stock Options	2/5/2011								10,000	$ 12.31	40,945
Gary Skidmore											
Annual Bonus	**1/26/2011**	**111,780**	**315,900**	**486,000**							
Performance Award	**2/5/2011**				**10,200**	**15,300**	**20,400**				**231,336**
Restricted Stock	**2/5/2011**							**13,600**			**167,416**
Restricted Stock (4)	**2/5/2011**							**8,882**			**109,337**
Stock Options	**2/5/2011**								**10,000**	**12.31**	**40,945**
Robert Munden											
Annual Bonus	1/26/2011	52,250	151,250	233,750							
Performance Award	2/5/2011				7,500	11,250	15,000				170,100
Restricted Stock	2/5/2011							10,000			123,100
Stock Options	2/5/2011								12,000	12.31	49,134
Mike Paulsin											
Annual Bonus	**1/26/2011**	**44,175**	**127,875**	**197,625**							
Performance Award	**2/5/2011**				**3,500**	**5,250**	**7,000**				**79,380**
Restricted Stock	**2/5/2011**							**7,000**			**86,170**
Stock Options	**2/5/2011**								**4,000**	**12.31**	**16,378**
Pete Gorman											
Annual Bonus	1/26/2011	81,558	230,490	354,600							
Performance Award	2/5/2011				9,600	14,400	19,200				217,728
Restricted Stock	2/5/2011							12,800			157,568

(1) All options in 2011 were granted at exercise prices equal to the market value of our common stock on the grant date. Options vest in four equal annual installments beginning the first anniversary of the grant date, and expire on the tenth anniversary of the grant date.

(2) The amount shown in column (k) is based upon the closing market price of our common stock on the grant date, as reported on the NYSE.

(3) The amounts shown in column (l) represent the full grant date fair value of the options and awards calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see note J of our audited financial statements for the fiscal year ended December 31, 2011 included in our Form 10-K.

(4) Represents election to receive bonus in the form of restricted stock.

Outstanding Equity Awards at Year End

The following table sets forth information regarding outstanding equity awards held at the end of 2011 by our named executive officers. Most of these equity awards were issued pursuant to the 2005 Plan, with some older option awards issued pursuant to its predecessor, the 1991 Plan. The 2005 Plan and 1991 Plan (with current amendments and related agreements) are filed as exhibits to our Annual Report on Form 10-K.

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested (1) ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (2) (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (1)(2) ($) (j)
Larry Franklin	75,000	225,000 (3)	$ 6.04	2/5/2019	5,042 (10)	$ 45,832	42,000 (14)	$ 381,780
					45,085 (11)	409,823	-	-
					28,000 (12)	254,520	-	-
Doug Shepard	37,500	12,500 (7)	17.30	12/31/2017	13,600 (12)	123,624	20,400 (14)	185,436
	7,500	7,500 (5)	15.90	2/5/2018				
	22,500	67,500 (3)	6.04	2/5/2019				
	-	75,000 (6)	11.90	2/5/2020				
	-	10,000 (6)	12.31	2/5/2021				
Gary Skidmore	75,000	-	18.22	1/8/2012	13,600 (12)	123,624	20,400 (14)	185,436
	40,000	-	19.85	9/3/2012	8,882 (11)	80,737	-	-
	20,000	-	22.03	2/2/2014				
	20,000	-	24.42	4/23/2014				
	30,000	-	25.63	1/27/2015				
	15,000	-	25.80	1/25/2016				
	22,500	7,500 (4)	26.07	2/5/2017				
	56,250	18,750 (8)	23.55	7/31/2017				
	22,500	22,500 (5)	15.90	2/5/2018				
	28,750	86,250 (3)	6.04	2/5/2019				
	-	75,000 (6)	11.90	2/5/2020				
	-	10,000 (6)	12.31	2/5/2021				
Robert Munden	-	40,000 (9)	13.19	4/9/2020	2,000 (13)	18,180	15,000 (14)	136,350
	-	12,000 (6)	12.31	2/5/2021	10,000 (12)	90,900	-	-
Mike Paulsin	12,500	-	19.85	9/3/2012	2,000 (10)	18,180	7,000 (14)	63,630
	25,000	-	22.03	2/2/2014	7,000 (12)	63,630	-	-
	20,000	-	25.63	1/27/2015				
	5,000	-	26.31	9/21/2015				
	10,000	-	25.80	1/25/2016				
	15,000	5,000 (4)	26.07	2/5/2017				
	12,500	12,500 (5)	15.90	2/5/2018				
	17,500	52,500 (3)	6.04	2/5/2019				
	-	55,000 (6)	11.90	2/5/2020				
	-	4,000 (6)	12.31	2/5/2021				
Pete Gorman	75,000	-	18.22	1/8/2012				
	30,000	-	19.85	9/3/2012				
	50,000	-	22.03	2/2/2014				
	50,000	-	25.63	1/27/2015				
	25,000	-	26.31	9/21/2015				
	25,000	-	25.80	1/25/2016				
	17,500	-	26.07	2/5/2017				
	45,000	-	15.90	2/5/2018				
	115,000	-	6.04	2/5/2019				
	75,000	-	11.90	2/5/2020				

(1) Based upon the closing market price of our common stock as of December 31, 2011 ($9.09), as reported on the NYSE.

(2) In 2011, our Compensation Committee awarded our executives performance-based stock units which are payable, if earned, in shares of common stock. The payout levels range from 0% to a maximum of 100% of the performance units granted. At the time of grant, it was expected that the probable outcome of the performance criterion would lead to a payout level of 100%. As of December 31, 2011, however, the threshold performance criterion was not expected to be achieved, which would result in no units vesting for any of our executives.

(3) These options vest(ed) in three equal annual installments on February 5 of 2012, 2013 and 2014.

(4) These options vested on February 5, 2012.

(5) These options vest(ed) in two equal annual installments on February 5 of 2012 and 2013.

(6) These options vest(ed) in four equal annual installments on February 5 of 2012, 2013, 2014 and 2015.

(7) These options vest December 31, 2012.

(8) These options vest on July 31, 2012.

(9) These options vest(ed) in four equal annual installments on April 9 of 2012, 2013, 2014 and 2015.

(10) Restricted stock vests on February 5, 2013.

(11) Restricted stock vests on February 5, 2014.

(12) Restricted stock vest(ed) in three equal annual installments on February 5 of 2012, 2013 and 2014.

(13) Restricted stock vests on April 9, 2013.

(14) Performance award units vest on February 5, 2014.

Option Exercises and Stock Vested

The following table sets forth information for our named executive officers regarding option exercises and equity vesting during 2011; no options were exercised by our named executive officers in 2011.

	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)
Name	(#)	($)
(a)	(d)	(e)
Larry Franklin	-	-
Doug Shepard	-	-
Gary Skidmore	4,668	57,436
Robert Munden	-	-
Mike Paulsin	2,500	30,775
Pete Gorman	36,000	309,080

(1) Calculated as the aggregate market value of the vested shares based on the closing price of our common stock on the vesting date (February 5, 2011, for Messrs. Paulsin and Skidmore, and February 5, 2011 and August 31, 2011 for Mr. Gorman).

Pension Benefits

The table below under this heading sets forth information regarding estimated payments or other benefits payable at, following or in connection with retirement to which our named executive officers are entitled under our Defined Benefit Plan and Restoration Pension Plan.

Defined Benefit Plan

The purpose of this plan is to provide participants with benefits when they separate from employment through termination, retirement, death or disability. The plan was frozen to participation and benefit accruals as of December 31, 1998. All participants are 100% vested as of December 31, 1998. Death benefits are provided to beneficiaries on behalf of participants as specified in the plan. The plan provides benefits based on a formula that takes into account the executive's earnings for each fiscal year. For purposes of the calculation of the monthly amount payable starting after retirement under the Defined Benefit Plan, the following definitions apply:

"*Average Monthly Compensation*" means the monthly average of the five consecutive years' compensation out of the last ten complete years on December 31, 1998 that gives the highest average; such compensation includes W-2 compensation (subject to certain exclusions) plus any compensation deferred under a Section 125 or Section 401(k) plan. Compensation is limited by the pay limit in Section 401(a)(17) of the Code.

"*Normal Retirement Date*" means the date upon which a participant reaches age 65.

"*Covered Compensation*" means a 35-year average of the Maximum Taxable Wages (MTW) under social security. The MTW is the annual limit on wages subject to the FICA tax for social security. The 35-year period ends with the year the employee reaches eligibility for an unreduced social security benefit (age 65, 66, or 67 depending on the year the employee was born). For years after the year of termination and prior to the end of the 35-year period, the MTW from the years of termination is used.

The monthly amount (Monthly Accrued Benefit) shall be equal to the sum of A and B multiplied by C where A, B and C are defined below:

A = 1.0 percent of the Average Monthly Compensation at December 31, 1998 multiplied by the projected number of years of credited service at the Normal Retirement Date.

B = 0.65 percent of the Average Monthly Compensation at December 31, 1998 in excess of 1/12 of Covered Compensation at December 31, 1998 multiplied by the number of years of projected credited service at the Normal Retirement Date up to 35 years.

C = Ratio of credited service at December 31, 1998 to projected credited service at the Normal Retirement Date.

Participants are eligible for early retirement upon attainment of age 55 and five years of vesting service. The monthly amount payable upon early retirement is equal to the monthly accrued benefit at December 31, 1998, as decreased by certain plan and Internal Revenue Service-prescribed early retirement factors.

Restoration Pension Plan

The purpose of this unfunded, non-qualified pension plan is to provide employees with the benefits they would receive if the Defined Benefit Plan were not subject to the benefit and compensation limits imposed by Section 415 and Section 401(a)(17) of the Code and had benefit accruals under the Defined Benefit Plan not been frozen at December 31, 1998. Selected employees designated as participants by the Board of Directors are eligible to participate under the plan. Participants currently include only corporate officers and one former officer. An officer of Harte-Hanks with the title of a Senior Vice President or a higher position is 100% vested on January 1, 1996 or the date on which they assumed such position. An officer with a title below Senior Vice President will be vested at the earlier of age 55 or 20 years of credited service. Benefits for participants also vest upon a change in control (as defined in the Defined Benefit Plan). Benefits accrued and vested after December 31, 2004 are subject to non-qualified deferred compensation rules under Section 409A of the Code. The plan provides benefits based on a formula that takes into account the executive's earnings for each fiscal year. For purposes of the calculation of the monthly amount payable starting after retirement under the Restoration Pension Plan, the following definitions apply:

"*Average Monthly Compensation*" means the monthly average of the five consecutive years' compensation out of the last ten complete years that gives the highest average. For purposes of determining the gross benefit under the Restoration Pension Plan, compensation includes W-2 compensation (subject to certain exclusions) plus any compensation deferred under a Section 125 or Section 401(k) plan, but only recognizes up to 100% of the target bonus amount for years prior to 2001 and up to 50% of the target bonus amount for years after 2000. The compensation for the gross Restoration Pension Plan benefit is not limited by the Code Section 401(a)(17) pay limit.

"*Normal Retirement Date*" means the date upon which a participant reaches age 65.

"*Covered Compensation*" has the same meaning as previously defined under the Defined Benefit Plan.

The monthly amount is the lesser of the sum of A and B multiplied by C and D as defined below over the Monthly Accrued Benefit under the Defined Benefit Plan (as described above):

A = 1.0 percent of the Average Monthly Compensation at the date of termination multiplied by the projected number of years of credited service at the Normal Retirement Date.

B = 0.65 percent of the Average Monthly Compensation at the date of termination in excess of 1/12 of Covered Compensation at the date of termination multiplied by the number of years of projected credited service at the Normal Retirement Date up to 35 years.

C = Ratio of credited service at the date of termination to projected credited service at the Normal Retirement Date.

D = 50 percent of Average Monthly Compensation at the date of termination.

Participants are eligible for early retirement upon attainment of age 55 and becoming 100% vested. The monthly amount payable upon early retirement is equal to the monthly accrued benefit at the date of termination multiplied by an early retirement factor as decreased by certain plan and Internal Revenue Service-prescribed early retirement factors. We do not have a policy for granting extra years of credited service. In the event of a change of control (as defined in the Restoration Benefit Plan), our then-current obligations are required to be funded through the establishment of a trust fund.

The amounts reported in the table below equal the present value of the accumulated benefit at December 31, 2011 for our named executive officers under each plan based upon the assumptions described in note (1).

Name (a)	Plan Name (b)	Number of Years of Credited Service (#) (c)	Present Value of Accumulated Benefit (1) ($) (d)	Payments During Last Fiscal Year ($) (e)
Larry Franklin (2)	Defined Benefit Plan	3.00	$ -	$ 195,278
	Restoration Benefit Plan	3.00	228,134	282,868
Doug Shepard	Defined Benefit Plan	4.00	-	-
	Restoration Benefit Plan	4.00	106,556	-
Gary Skidmore (3)	Defined Benefit Plan	17.25	-	-
	Restoration Benefit Plan	17.25	1,179,646	-
Robert Munden	Defined Benefit Plan	1.75	-	-
	Restoration Benefit Plan	1.75	31,522	-
Mike Paulsin	Defined Benefit Plan	23.58	80,175	-
	Restoration Benefit Plan	23.58	410,400	-
Pete Gorman (4)	Defined Benefit Plan	30.17	421,445	10,059
	Restoration Benefit Plan	30.17	2,041,339	32,142

(1) The accumulated benefit is based on service and earnings, as described above, considered by the plans for the period through December 31, 2011. The present value has been calculated using a discount rate of 5.020% and assuming the named executive officers will live and retire at the normal retirement age of 65 years. For purposes of calculating the actuarial present value, no pre-retirement decrements are factored into the calculations. The mortality assumption is based on the RP-2000 Mortality Table for males and females projected to 2015 using Scale AA.

(2) Credited service is from rehire date of January 1, 2009.

(3) Mr. Skidmore is eligible for early retirement. The single sum value of the early retirement benefit from the Restoration Benefit Plan is $1,247,551.

(4) Mr. Gorman retired effective August 31, 2011. Present value and years of credited service are shown as of August 31, 2011. Single sum values of the early retirement benefits from the Defined Benefit Plan and Restoration Benefit Plan at August 31, 2011 are $431,776 and $2,087,174, respectively.

Nonqualified Deferred Compensation

In January 2011, the Compensation Committee designated all corporate officers as eligible to participate in our existing non-qualified deferred compensation plan (the "Deferred Compensation Plan"), which is filed as Exhibit 10.3 to our Form 8-K, dated June 27, 2008. The Deferred Compensation Plan allows participants to defer receipt of some or all base salary and/or cash bonuses by making an annual election prior to the year in which such base salary and/or cash bonus is earned. Compensation deferred under the Deferred Compensation Plan is distributed at the first to occur of (1) the beginning of the year following the year in which the participant separated from service with the company, (2) the date specified by the participant pursuant to a written election (which election may be changed to cause payment at a later date, subject to certain restrictions), (3) 60 days after the participant becomes disabled, or (4) 60 days a change in control of the company. Participants may elect to receive distributions in a single payment, or in approximately equal quarterly, semi-annual or annual installments over a period of up to 10 years. Compensation deferred pursuant to the Deferred Compensation Plan accrues interest annually at Bank of America's base or prime rate. The Deferred Compensation Plan is not funded by the company and participants have an unsecured contractual commitment to receive the amounts due thereunder. When distributions are due, they are distributed from the company's general assets.

During 2011, Mr. Franklin received deferred compensation distributions arising from compensation deferrals he made during his prior tenure as an executive officer of Harte-Hanks. In addition, Mr. Franklin deferred all of his 2011 salary pursuant to the Deferred Compensation Plan. No other executive officer has elected to defer compensation pursuant to the Deferred Compensation Plan. The following table sets forth information regarding Mr. Franklin's non-qualified deferred compensation:

Name	Executive Contributions in 2011 (1)	Company Contributions in 2011	Aggregate Earnings in 2011 (2)	Aggregate Withdrawals/ Distributions in 2011	Aggregate Balance at 12/31/11 (3)
Larry Franklin	$441,243	$ -	$114,754	$796,558	$3,498,591

(1) All such amounts are reflected in the Summary Compensation Table.

(2) Represents interest on aggregate undistributed deferred compensation.

(3) Represents $2,849,762 of compensation disclosed in Summary Compensation Tables in prior years in accordance with then-current requirements (Mr. Franklin's deferrals began in 1995), and $648,829 in respect of accumulated interest on such amounts.

Potential Payments Upon Termination or Change in Control

Payments Pursuant to Severance Agreements

We have entered into severance agreements with each of our named executive officers which are designed to attract and retain key talent by providing compensation in the event of a change in control of Harte-Hanks. These severance agreements were amended in March 2011 to remove certain benefits and enhance others, each as described above in the CD&A. These agreements provide that upon a "change in control" of Harte-Hanks, all unvested options, restricted stock, performance units and any other equity-based awards previously granted to the executive shall vest in full, consistent with the treatment of other employees. In addition, if after a "change in control" of Harte-Hanks, an executive (i) is terminated other than for "cause" (as defined in the agreement), death or disability or (ii) elects to terminate his employment after specified adverse actions are taken by Harte-Hanks, then such executive is entitled to:

- severance compensation in a lump sum cash amount equal to 250% (300% in the case of Mr. Franklin) of the sum of (A) the executive's annual base salary in effect immediately prior to the change in control or termination date, whichever is larger, plus (B) the average of the executive's bonus or incentive compensation for the two fiscal years preceding the year in which the change in control or the termination date occurred, whichever is larger; and
- a cash payment sufficient to cover health insurance premiums for a period of 24 months.

Mr. Gorman's severance agreement (which was superseded by the transition and consulting agreement with the company entered into in connection with his retirement) additionally would have provided him the same benefits in some circumstances without the occurrence of a change in control, reflecting Mr. Gorman's position at the time he first entered such agreement and the then-current terms applicable to similarly situated executives. Specifically, if (i) Harte-Hanks had terminated Mr. Gorman's employment without "justification" (as defined in the agreement), or (ii) Mr. Gorman had terminated his employment for good reason due to specified adverse actions taken by Harte-Hanks, then Harte-Hanks would have been required to provide Mr. Gorman with the same severance benefits indicated above.

The current severance agreements differ from the agreements in effect prior to March 2011 in that:

- the definition of "*cause*" has been broadened;
- the definition of "*change in control*" now includes replacement of a majority of incumbent directors (other than with the approval of a majority of existing incumbents);
- the executive no longer has the right to elect to terminate employment (for any reason) during the thirty-day period following the first anniversary of a change in control of Harte-Hanks and receive severance payments as a result;
- the executive no longer receives any tax gross-up for Code section 280G "excess parachute payments";
- each executive expressly acknowledges that severance compensation which is deemed "incentive compensation" is made subject to recovery, or "clawback" by the company pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act; and
- each executive's non-solicitation and non-competition covenants are extended to 2.5 years (Messrs. Munden, Paulsin, Shepard and Skidmore) or three years (Mr. Franklin), to the extent permitted by applicable law.

In connection with Mr. Gorman's retirement on August 31, 2011, we entered into a transition and consulting agreement with him. Under this agreement, (1) in 2012, we will make ten monthly payments of $110,635 to Mr. Gorman, (2) on or before April 30, 2012, we will pay Mr. Gorman an amount equal to 18 months of his medical and dental benefit continuation coverage premiums, and (3) on August 31, 2011, Mr. Gorman's equity-based awards vested.

The foregoing description of our executive severance agreements do not include all terms contained in the actual agreements. Please refer to the full text of the agreements for the complete terms and provisions, copies of which are filed as exhibits to our public filings with the SEC and which are incorporated herein by reference. Refer to our 2011 Form 10-K exhibit list for the location of each of these agreements.

Payments Made Upon Retirement

For a description of the pension plans in which the named executive officers participate, see the Pension Benefits table above. The tables below provide the estimated pension benefits that would have become payable if the named executive officer had ceased to be employed as of December 31, 2011.

Payments Made Upon Death or Disability

For a discussion of the supplemental life insurance benefits for the named executive officers, see the section above entitled "Perquisites" and the All Other Compensation table above. The tables below provide the amounts the beneficiaries of each named executive officer would have received had such officer died on December 31, 2011.

Potential Termination and Change in Control Benefits

The tables below under this heading illustrate an estimated amount of compensation potentially payable to each named executive officer upon termination of such executive's employment under various scenarios. Any amount ultimately received will vary based on a variety of factors, including the reason for such executive's termination of employment, the date of such executive's termination of employment, and the executive's age upon termination of employment. The amounts shown assume that such event was effective as of December 31, 2011, and, therefore are estimates of the amounts that would have been paid to such executives upon such event. Actual amounts to be paid can only be determined at the time of the event triggering the payment obligations.

	Termination Events (No Change in Control)			
Name	**Early Retirement**	**Disability**	**Death**	**Other Termination (1) (2)**
Larry Franklin				
Retirement Benefits (3)		**$ 228,134**	**$ 228,134**	**$ 228,134**
Disability Benefits		**-**	**-**	**-**
Salary Continuation (4)		**-**	**900,000**	**-**
Estimated Total	**$ -**	**228,134**	**1,128,134**	**228,134**
Doug Shepard				
Retirement Benefits (3)		106,556	106,556	106,556
Disability Benefits		3,391,387	-	-
Salary Continuation (4)		-	700,000	-
Estimated Total	**-**	**3,497,943**	**806,556**	**106,556**
Gary Skidmore				
Retirement Benefits (3)	**1,247,551**	**1,179,646**	**1,179,646**	**1,179,646**
Disability Benefits		**1,277,988**	**-**	**-**
Salary Continuation (4)		**-**	**900,000**	**-**
Estimated Total	**1,247,551**	**2,457,634**	**2,079,646**	**1,179,646**
Robert Munden				
Retirement Benefits (3)		31,522	31,522	31,522
Disability Benefits		2,889,382	-	-
Salary Continuation (4)		-	700,000	-
Estimated Total	**-**	**2,920,904**	**731,522**	**31,522**
Mike Paulsin				
Retirement Benefits (3)		**490,575**	**490,575**	**490,575**
Disability Benefits		**1,741,681**	**-**	**-**
Salary Continuation (4)		**-**	**700,000**	**-**
Estimated Total	**-**	**2,232,256**	**1,190,575**	**490,575**

(1) Includes terminations with or without cause and voluntary resignation.

(2) Amounts are subject to clawback under certain circumstances. In the event of a "for cause" termination related to dishonest conduct, the Compensation Committee may deny vested retirement benefits.

(3) Reflects the estimated single sum present value of qualified and non-qualified retirement plans accumulated as of December 31, 2011, which the named executive officer would be entitled to receive starting upon reaching age 65. Actual payments are made over time, not in a lump sum. Acceleration of vesting occurs in the event of a change in control. However, since all named executive officers are already fully vested, no additional benefits will be paid in the event of a change in control. As of December 31, 2011, Mr. Franklin has attained our normal retirement age of 65, Mr. Skidmore was eligible for early retirement, and Messrs Shepard, Munden and Paulsin had not reached our normal retirement age of 65.

(4) Reflects the aggregate amount of 10 annual payments payable to the named executive officer's estate in the event of his death while employed.

In addition to the amounts indicated above under "Other Termination," in connection with a Change in Control, our named executive officers will receive the following amounts; no additional payments are required in the event of a termination for Cause in connection with a Change in Control:

Name	Change in Control	Termination Without Cause or For Good Reason
Larry Franklin		
Cash Severance	$ -	$ 2,408,438
Health Benefits (1)	-	24,621
Equity Vesting Acceleration (2)	1,778,204	-
Estimated Total	**1,778,204**	**2,433,059**
Doug Shepard		
Cash Severance	-	1,258,888
Health Benefits (1)	-	32,566
Equity Vesting Acceleration (2)	514,935	-
Estimated Total	**514,935**	**1,291,454**
Gary Skidmore		
Cash Severance	-	1,793,340
Health Benefits (1)	-	24,621
Equity Vesting Acceleration (2)	652,860	-
Estimated Total	**652,860**	**1,817,961**
Robert Munden		
Cash Severance	-	905,797
Health Benefits (1)	-	34,007
Equity Vesting Acceleration (2)	245,430	-
Estimated Total	**245,430**	**939,804**
Mike Paulsin		
Cash Severance	-	844,266
Health Benefits (1)	-	36,016
Equity Vesting Acceleration (2)	305,565	-
Estimated Total	**305,565**	**880,282**

(1) Reflects the estimated lump-sum payment to offset the cost of 24 months worth of future premiums under our health and welfare benefit plans.

(2) Values are calculated based on the closing price of our common stock of $9.09 on December 31, 2011.

DIRECTOR COMPENSATION

Elements of Current Director Compensation Program

Directors' compensation includes cash and stock-based incentives. Employee directors are not paid additional compensation for their services as directors. As of the date of this proxy statement, non-employee directors receive the following compensation for their services on the Board and its committees. Directors' compensation is subject to change from time to time.

Element	Description	Amount
Annual Cash Retainer	Payable to "independent" Board members, as determined by the Board in accordance with applicable rules	$45,000
Annual Cash Retainer for Committee Chairs	• Audit Committee Chair	$10,000
	• Compensation Committee Chair	$5,000
	• Nominating and Corporate Governance Committee Chair	$2,000
Cash Meeting Fees	• Per in-person Board meeting attended (payable to independent directors)	$2,000
	• Per in-person Committee meeting attended (payable to applicable Committee members)	$1,000
	• Per telephonic Board meeting attended (payable to independent directors)	$750
	• Per telephonic Committee meeting attended (payable to applicable Committee members)	$750
Annual Equity Election In Lieu of Cash Fees	• Each independent director may elect, annually or in connection with such director's appointment to the Board, to receive all or a portion of such director's cash compensation otherwise payable for such director's services in shares of the company's common stock	Up to 100% of a director's cash compensation
	• These shares of common stock are granted as soon as administratively practicable following the end of each of the company's fiscal quarters; the number of shares delivered is based on the market value of one share of the company's common stock on the NYSE as of the last day of the immediately preceding quarter, in accordance with the 2005 Plan	
2011 Annual Equity Awards	• For the calendar year 2011, each independent director received shares of restricted stock, with a grant date of February 5, 2011 (the fixed date previously selected for long-term incentive awards, as described above in this proxy statement) and which vest in three equal annual installments beginning the first anniversary of the grant date	Shares equal to $50,000
	• The number of shares of restricted stock delivered was based on the market value of one share of the company's common stock on the NYSE on the grant date, in accordance with the 2005 Plan.	
	• These shares of restricted stock were granted pursuant to the 2005 Plan and the other terms and conditions set forth in the applicable form of award agreement under the 2005 Plan	
Initial Equity Award for New Directors	• Each new independent director appointed to the Board receives a one-time initial equity award of shares of restricted stock, with a grant date of on the date of appointment to the Board and which vest 100% on the third anniversary of their grant date	5,000 shares of restricted stock
	• These shares of restricted stock are granted pursuant to the 2005 Plan and the other terms and conditions set forth in the applicable form of award agreement under the 2005 Plan or any applicable future equity compensation plan that may be adopted by the company	
Other	• Non-management directors may also receive compensation from time to time for any service on special Board committees, site visits or other matters, as determined by the Board	As applicable
	• All directors are reimbursed for their out-of-pocket expenses incurred in connection with their service on the Board or any of its committees	

Establishing Director Compensation

The Compensation Committee has the responsibility for recommending to the Board the form and amount of compensation for non-employee directors. The Compensation Committee may appoint subcommittees and delegate to a subcommittee such power and authority as it deems appropriate, subject to certain limitations set forth in its charter and discussed above in the CD&A. The Compensation Committee did not appoint any subcommittees during 2011.

The Compensation Committee has the sole authority to retain or terminate a consulting firm engaged to assist in the evaluation of director compensation. From time to time, the Compensation Committee reviews surveys and other information provided by outside consultants to provide insights on director compensation matters. Our director compensation is structured predominantly based upon the results of such reviews as well as the amount of time devoted to Board and committee meetings. The Committee believes that engaging a consultant on a periodic basis is more appropriate than having annual engagements.

In 2010, the Committee engaged Meridian as its new outside compensation consultant to assist the Committee with its evaluation and determinations for our 2011 executive compensation program. In connection with that engagement, the Committee also requested that Meridian conduct a thorough review and analysis of our compensation of non-employee directors and related policies, practices and trends. Meridian was engaged by and reported directly to the Committee, using information provided by management and gathered from proxy statements, other public information and proprietary surveys. In January 2011, the Committee made its 2011 annual non-employee director compensation determinations, taking into account the results of Meridian's review, analysis and recommendations, among other factors. No material changes were made from the 2010 compensation program. The Committee did not engage an outside consulting firm during 2011 for the Committee's 2012 director compensation determinations, and has not yet determined whether it will engage an outside consulting firm during 2012 for the Committee's 2013 director compensation determinations.

The Board believes this overall compensation level is appropriate to attract and retain highly qualified board candidates.

Director Stock Ownership Guidelines

Under our Corporate Governance Principles adopted by the Board in response to the Meridian report and market practices, the Board amended the Corporate Governance Principles to increase the ownership guidelines to three times the annual cash retainer (or $135,000). Employee directors are subject to the stock ownership guidelines applicable to management, as described above, rather than these director stock ownership guidelines. At December 31, 2011, each of our directors was in compliance with this policy.

2011 Director Compensation for Non-Employee Directors

The following table shows 2011 compensation recognized for financial statement reporting purposes of our non-employee directors. Consequently, the amounts reflected in the "Stock Awards" and "Options Awards" columns below also include compensation expense amounts from awards granted in prior years.

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) (3) ($)	All Other Compensation (4) ($)	Total ($)
(a)	(b)	(c)	(e)	(f)
David L. Copeland	70,000	49,991	5,293	$ 125,284
William F. Farley	63,750 (5)	49,991	5,293	119,034
William K. Gayden	59,750 (6)	49,991	5,293	115,034
Christopher M. Harte	65,000 (6)	49,991	5,293	120,284
Houston H. Harte	—	—	—	—
Judy C. Odom	64,750	49,991	5,293	120,034
Karen A. Puckett	56,750	49,991	6,893	113,634

(1) Fees were paid in cash, unless otherwise designated.

(2) These reflect the full grant date fair value of the 2011 awards calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see note J of our audited financial statements for the fiscal year ended December 31, 2011 included in our Form 10-K.

(3) Each of the independent directors was granted 4,061 shares of restricted stock in 2011 with grant date fair values, computed in accordance with FASB ASC Topic 718, of $49,991. Restricted stock awards are granted without consideration and vest in three equal annual installments beginning the first anniversary of the date of grant.

(4) Reflects the amount of dividends paid by Harte-Hanks during the year on shares of restricted stock held by each of the directors.

(5) Fees totaling $31,875 were paid in cash and the remaining $31,875 of fees were paid in the form of company stock at the director's election.

(6) All fees were paid in the form of company stock at the director's election.

Equity Awards Outstanding at Year End

The following table shows the number of outstanding equity awards held by our non-employee directors as of December 31, 2011.

Name	Number of Outstanding Shares of Restricted Stock (#)	Number of Outstanding Stock Options (#)	Total (#)
David L. Copeland	19,684	13,400	33,084
William F. Farley	19,684	13,400	33,084
William K. Gayden	19,684	13,400	33,084
Christopher M. Harte	19,684	13,400	33,084
Houston H. Harte	—	—	—
Judy C. Odom	19,684	13,400	33,084
Karen A. Puckett	21,450	—	21,540

AUDIT COMMITTEE AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of the Audit Committee

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing. "Committee", within this Report of the Audit Committee, means the Audit Committee.

The Audit Committee is comprised of three directors. The Board has determined in its business judgment that each Committee member is independent under the standards of director independence established under our Corporate Governance Principles and the NYSE listing requirements, and is also independent under applicable federal securities laws, including Section 10A(m)(3) of the Exchange Act. The Committee has the authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace the company's independent auditors. The Board has determined that Messrs. Copeland and Farley qualify as audit committee financial experts under applicable federal securities laws.

The Committee acts under a written charter which focuses the Committee primarily on oversight of:

- The integrity of the company's financial statements, including the financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;
- The qualifications and performance of the company's independent auditors;
- The performance of the company's internal audit function; and
- The company's compliance with legal and regulatory requirements.

The Committee's functions are not intended to duplicate or certify the activities of the company's independent auditors or management, nor can the Committee certify that the company's auditors are independent under applicable federal securities laws and NYSE rules.

The Committee meets with management periodically to consider the scope and adequacy of the company's internal controls and the objectivity of its financial reporting and discusses these matters with the company's independent auditors, the company's internal auditors and appropriate company financial personnel. The Committee also meets privately with the company's independent auditors, KPMG LLP ("KPMG"), and the company's internal auditors. The company's independent auditors and its internal auditors have unrestricted access to the Committee and can meet with the Committee upon request.

In addition, the Committee reviews the company's financial statements and reports its recommendations to the full Board for approval and to authorize action. It is not the Committee's duty or responsibility to conduct auditing or accounting reviews or procedures. In rendering this report, the Committee has relied, without independent verification, on management's representations that the financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP) and on representations of the company's independent auditors included in their report on the company's financial statements. The Committee's considerations and discussions with management and the independent auditors, however, do not assure that the company's financial statements are presented in accordance with GAAP. Likewise, the Committee's considerations and discussions with management and the independent auditors do not assure that the audit of the company's financial statements has been performed in accordance with U.S. generally accepted auditing standards, or that the company's independent auditors are in fact independent.

Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with GAAP and for the report on the company's internal control over financial reporting. The company's independent auditors are responsible for auditing those financial statements and expressing an opinion as to their conformity with GAAP and for attesting to management's report on the company's internal control over financial reporting. The Committee's responsibility is to oversee and review the financial reporting process and to review and discuss management's report on the company's internal control over financial reporting.

The Committee held eight meetings during 2011. The meetings followed agendas and procedures that, among other things, facilitated and encouraged communication among the Committee, management, the internal auditors and KPMG. The Committee discussed with the company's internal auditors and KPMG the overall scope and plans for their respective audits. In addition, the Committee reviewed the audited consolidated financial statements for the 2011 fiscal year and met and held discussions with management and the company's independent auditors to discuss those financial statements and the audit related thereto.

The Committee reviewed and discussed (1) the company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including the Public Company Accounting Oversight Board's (PCAOB) Auditing Standard No. 5 regarding the audit of internal control over financial reporting, (2) the company's guidelines, policies and procedures for financial risk assessment and management and the major financial risk exposures of the company and its business units, as appropriate, (3) the audited consolidated financial statements for the fiscal year ended December 31, 2011 with management, the internal auditors and KPMG, and (4) with management, the internal auditors and KPMG management's annual report on the company's internal control over financial reporting and KPMG's audit report.

The Committee discussed with management, the internal auditors and KPMG the processes supporting certifications by the company's CEO and Chief Financial Officer that are required by the Sarbanes-Oxley Act of 2002 to accompany the company's periodic filings with the SEC. In addition, the Committee discussed with management, the internal auditors and KPMG the processes supporting management's annual report on the company's internal controls over financial reporting. The Committee met with the internal auditors and KPMG, with and without management present, to discuss the results of their examinations and their evaluations of the company's internal controls.

The Committee discussed with KPMG matters that independent accounting firms must discuss with audit committees. The Committee's discussions included U.S. generally accepted auditing standards and standards of the PCAOB, including, among other things, matters related to the conduct of the audit of the company's consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 114 (Communication with Audit Committees).

KPMG provided to the Committee the written disclosures and the letter provided by applicable requirements of the PCAOB and represented that it is independent from the company. The Committee discussed with KPMG its independence from the company. When considering KPMG's independence, the Committee reviewed the services KPMG provided to the company that were not in connection with its audit of the company's consolidated financial statements. These services included reviews of the company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q. The Committee also reviewed the audit, audit-related and tax services performed by, and the amount of fees paid for such services to, KPMG. In addition, when considering KPMG's independence, the Committee considered any fees received by the company from KPMG.

Based on these activities, the Committee recommended to the Board that the company's audited consolidated financial statements for the fiscal year ended December 31, 2011 be included in the company's Annual Report on Form 10-K. The Committee also has selected KPMG as the company's independent auditors for the fiscal year ending December 31, 2012.

Audit Committee
David L. Copeland, Chairman
William F. Farley
Christopher M. Harte

Independent Auditors

Representatives of KPMG LLP, who were our independent auditors for the year 2011, are expected to be present at the 2012 annual meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. KPMG has been selected as the company's independent auditors for the fiscal year ended December 31, 2012.

Independent Auditor Fees and Services

The following table sets forth the aggregate fees billed by KPMG or fees payable for professional services in or related to 2010 and 2011.

	2010	2011
Audit Fees (1)	$ 750,000	$ 765,000
Audit Related Fees (2)	63,013	63,217
Tax Fees (3)	28,591	58,988
All Other Fees	—	—
Total	$ 841,604	$ 887,205

(1) Fees for the annual financial statement audit, quarterly financial statement reviews and audit of internal control over financial reporting.

(2) Includes fees for assurance and related services other than those included in Audit Fees. Includes charges for statutory audits of certain of the company's foreign subsidiaries required by countries in which they are domiciled in 2010 and 2011.

(3) Fees relating to state, federal and international tax matters.

Pre-Approval for Non-Audit Services

Pursuant to its charter, the Audit Committee pre-approves permitted non-audit services to be performed for Harte-Hanks by its independent auditors. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

PROPOSAL I

ELECTION OF DIRECTORS

Election of Class I Directors

The current number of members of our Board is eight. Our Board is divided into three classes, each of which serves for a three-year term. One class of directors is elected each year at the annual meeting of stockholders. The current term of our Class I directors will expire at the 2012 annual meeting. The Class I directors elected in 2012 will serve for a term of three years, which expires at the annual meeting of stockholders in 2015 or when their successors are duly elected and qualified.

The nominees for Class I directors are (1) David L. Copeland and (2) Christopher M. Harte, each of whom is a current member of our Board. Each nominee has indicated his willingness to serve as a member of the Board if elected. If, however, a nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board may recommend, or the Board may reduce the number of directors to eliminate the vacancy, and if any director is unable to serve his full term, the Board may by resolution provide for a lesser number of directors or by a majority vote of the directors then in office may designate a substitute.

Information with respect to the nominees is set forth in the section of this proxy statement entitled "Directors and Executive Officers." We believe that our directors and officers intend to vote their shares **FOR** each of the Class I director nominees.

Board Recommendation on Proposal

The Board of Directors unanimously recommends a vote **FOR** the election of each of the Class I director nominees named above. The management proxy holders will vote all duly submitted proxies **FOR** election unless duly instructed otherwise.

PROPOSAL II

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

Description of Proposal

In accordance with its charter, the Audit Committee has selected KPMG LLP as Harte-Hanks' independent auditors to audit our consolidated financial statements for fiscal 2012 and to render other services required of them. The Board is submitting the appointment of KPMG LLP for ratification at the annual stockholders meeting. Representatives of KPMG LLP are expected to be present at the meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions.

The submission of this matter for ratification by stockholders is not legally required. However, the Board and its Audit Committee believe that such submission provides an opportunity for stockholders to give direct feedback to the Board and its Audit Committee on an important issue of corporate governance. If the stockholders do not ratify the selection of KPMG LLP, the Audit Committee will reconsider the selection of such firm as independent auditors, although the results of the vote are not binding on the Audit Committee.

The Audit Committee has the sole authority and responsibility to retain, evaluate, and, where appropriate, replace the independent auditors. Ratification by the stockholders of the appointment of KPMG LLP does not limit the authority of the Audit Committee to direct the appointment of new independent auditors at any time during the year or thereafter, and the failure to gain such ratification does not limit the Audit Committee's authority to retain KPMG LLP.

We believe that our directors and officers intend to vote their shares **FOR** this proposal.

Board Recommendation on Proposal

The Board of Directors unanimously recommends a vote **FOR** ratification of the appointment of KPMG LLP as Harte-Hanks' independent auditors for fiscal 2012. The management proxy holders will vote all duly submitted proxies **FOR** ratification unless duly instructed otherwise.

OTHER BUSINESS

The Board is not aware of any matter to be presented for action at the annual meeting other than the matters set forth above. Should any other matter requiring a vote of stockholders properly arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies discretionary authority to vote the same in accordance with their best judgment in the interest of the company.

PROPOSALS FOR 2013 ANNUAL MEETING OF STOCKHOLDERS

There are two different deadlines for the submission of stockholder proposals. Stockholder proposals that are being submitted for inclusion in our proxy statement and form of proxy for our 2013 annual meeting must be received by us at our principal executive offices on or before December 15, 2013. Such proposals when submitted must be in full compliance with applicable laws, including Rule 14a-8 of the Exchange Act, and our bylaws.

Under our bylaws, stockholder proposals that are being submitted other than for inclusion in the proxy statement and form of proxy for our 2013 annual meeting must be received at our principal executive offices no earlier than January 23, 2013 and no later than February 22, 2013. Such proposals when submitted must be in full compliance with applicable law and our bylaws.

2011 Annual Report on

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission file number 001-7120

HARTE-HANKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**74-1677284**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code -- 210-829-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definitions of "large accelerated filer," "accelerated filer" and "small reporting company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ___ Accelerated filer X
Non-accelerated filer ___ (Do not check if a smaller reporting company) Smaller reporting company ___

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price ($8.12) as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2011), was approximately $365,044,000.

The number of shares outstanding of each of the registrant's classes of common stock as of January 31, 2012 was 62,826,191 shares of common stock, all of one class.

Documents incorporated by reference:

Portions of the Proxy Statement to be filed for the Company's 2012 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

THIS ANNUAL REPORT ON FORM 10-K IS BEING DISTRIBUTED TO STOCKHOLDERS IN LIEU OF A SEPARATE ANNUAL REPORT PURSUANT TO RULE 14a-3(b) OF THE ACT AND SECTION 203.01 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL.

Harte-Hanks, Inc. and Subsidiaries
Table of Contents
Form 10-K Report
December 31, 2011

PART I

ITEM 1. BUSINESS

INTRODUCTION

Harte-Hanks, Inc. (Harte-Hanks) is a worldwide direct and targeted marketing company that provides direct marketing services and shopper advertising opportunities to a wide range of local, regional, national and international consumer and business-to-business marketers. We manage our operations through two operating segments: Direct Marketing, which operates both nationally and internationally, and Shoppers, which operates in local and regional markets in California and Florida.

Marketing remains an important function in many organizations. Many businesses have a chief-level executive responsible for marketing who is charged with combining data, technology, channels and resources to demonstrate a return on marketing investment. This has led many businesses to use direct and targeted marketing, which offer accountability and measurability of marketing programs, allowing customer insight to be leveraged to create and accelerate value. Direct Marketing, which represented 72% of our total revenues in 2011, is a leader in the movement toward highly targeted, multichannel marketing. Our Shoppers business applies geographic targeting principles, providing approximately 950 zones for local marketing.

Harte-Hanks® is the successor to a newspaper business started by Houston Harte and Bernard Hanks in Texas in the early 1920s. In 1972, Harte-Hanks went public and was listed on the New York Stock Exchange (NYSE). We became private in a leveraged buyout initiated by management in 1984. In 1993, we again went public and listed our common stock on the NYSE. In 1997, we sold all of our remaining traditional media operations (consisting of newspapers, television and radio companies) in order to focus all of our efforts on two business segments - Direct Marketing and Shoppers. See segment financial information in Note O *Business Segments* in the Notes to Consolidated Financial Statements.

Harte-Hanks provides public access to all reports filed with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, as amended (the 1934 Act). These documents may be accessed free of charge on our website at *http://www.harte-hanks.com*. These documents are provided as soon as practical after they are filed with the SEC and may also be found at the SEC's website at *http://www.sec.gov*. Additionally, we have adopted and posted on our website a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. Our website also includes our corporate governance guidelines and the charters for each of our audit, compensation, and nominating and corporate governance committees. We will provide a printed copy of any of the aforementioned documents to any requesting stockholder.

DIRECT MARKETING

General

Our Direct Marketing services offer a wide variety of integrated, multichannel, data-driven solutions for top brands around the globe. We help our clients gain insight into their customers' behaviors from their data and use that insight to create innovative multichannel marketing programs to deliver a return on marketing investment. We believe our clients' success is determined not only by how good their tools are, but how well we help them use the tools to gain insight and analyze their consumers. This results in a strong and enduring relationship between our clients and their customers.

We offer a full complement of capabilities and resources to provide a broad range of marketing services and data management software, in media from direct mail to email.

- **Agency & Digital Services.** The Agency Inside Harte-Hanks® is a full-service, multichannel relationship marketing agency specializing in direct and digital communications. With strategy, creative and implementation services, we help marketers within targeted industries understand, identify, and engage prospects and customers in their channel of choice. The mission of The Agency Inside Harte-Hanks is to deploy world-class, data-driven, multichannel relationship marketing programs that address each client's acquisition, cross-selling, retention and loyalty needs. Our digital solutions integrate online services within the marketing mix and include: site development and design, social media marketing, email marketing through our Postfuture® email marketing solutions, ecommerce and interactive relationship management and a host of other services that support our core businesses.

- **Database Marketing Solutions.** We have successfully delivered marketing database solutions for over 35 years across various industries. Our solutions are built around centralized marketing databases with three core offerings: insight and analytics; customer data integration; and marketing communications tools. Our solutions enable organizations to build and manage customer communication strategies that drive new customer acquisition and retention and maximize the value of existing customer relationships. Through insight, we help clients identify models of their most profitable customer relationships and then apply these models to increase the value of existing customers while also winning profitable new customers. Through customer data integration, data from multiple sources comes together to provide a single customer view of client prospects and customers. Then, utilizing our Allink® suite of customer communication and sales optimization tools, we help clients apply their data and insights to the entire customer lifecycle, to help clients sustain and grow their business, gain deeper customer insights, and continuously refine their customer resource management strategies and tactics.

- **Trillium Software® Data Quality and Service Solutions.** Our proprietary software has helped global customers more effectively analyze, enrich, cleanse and report on their product, financial and customer data as part of master data management, data governance, CRM, data warehousing and integration initiatives. With industry-leading Trillium Software System®, Global Locator™ geocoding product, and associated data governance services, business users can optimize data-based business processes and transactions, realize efficiencies, and enhance the accuracy of their master set of data-improving program results.

- **Direct Mail and Supply Chain Management.** As a full-service direct marketing provider and one of the largest mailing partners of the United States Postal Service (USPS®), our operational mandate is to ensure creativity and quality, provide an understanding of the options available in technologies and segmentation strategies and capitalize on economies of scale with our variety of execution options. Our services include advanced mail optimization, logistics and transportation optimization, tracking (including our proprietary prEtrack™ solution), commingling, shrink wrapping and specialized mailings. With facilities strategically placed nationwide, we are among the largest solo mailers in the country other than the U.S. government.

- **Fulfillment and Contact Centers.** We deliver teleservices and fulfillment operations in both consumer and business-to-business markets. We operate teleservice workstations around the globe providing advanced contact center solutions such as: speech, chat, integrated voice response, email, social cloud monitoring and web self-service. We also maintain fulfillment centers strategically located throughout the United States allowing our customers to distribute literature and other marketing materials, custom kitting services, print on demand, product recalls and obtain freight optimization.

- **Lead Generation.** Our CI Technology Database™ tracks technology installations, business demographics and over 5 million key decision makers at more than 4.5 million business locations in 25 countries in North America, Latin America, Europe and China. Our clients use the data to gain insight into their prospect's and client's technology buying cycles. Our Aberdeen Group is a provider of fact-based research to identify and educate technology buyers across numerous industries and product categories. Leading technology providers use Aberdeen's proprietary research content for use in their demand creation programs, online marketing campaigns and Web-based sales and marketing tools.

Many of our client relationships start with an offering from the list above on an individual solution basis to the client or a combination of our offerings from across our portfolio of businesses. Multichannel marketing is communicating through different marketing solutions or channels in an integrated form to reach a consumer so it is easy for a consumer to buy in whatever manner the consumer chooses. During our client relationship we try to move our clients from marketing through multiple channels to multichannel marketing. Many of our recent client relationships have started with a multichannel strategy as opposed to a single solution and management believes many of its clients will increase their multichannel strategy focus in the future.

In 2011, 2010 and 2009, Harte-Hanks Direct Marketing had revenues of $614.3 million, $601.3 million, and $586.0 million, respectively, which accounted for approximately 72%, 70%, and 68% of our total revenues, respectively.

Customers

Direct marketing services are marketed to specific industries or markets with services and software products tailored to each industry or market. We believe that we are generally able to provide services to new industries and markets by modifying our existing services and applications. We currently provide direct marketing services to the retail, high-tech/telecom, financial services and pharmaceutical/healthcare vertical markets, in addition to a range of selected markets. The largest Direct Marketing client (measured in revenue) comprised 6% of total Direct Marketing revenues in 2011 and 4% of our total revenues in 2011. The largest 25 clients in terms of revenue comprised 42% of total Direct Marketing revenues in 2011 and 30% of our total revenues in 2011.

Sales and Marketing

Our national direct marketing sales force is organized around the five verticals we service: retail, high-tech/telecom, financial services, pharmaceutical/healthcare, and a wide range of selected markets. We also maintain product-specific sales forces and sales groups in North America, Europe, Australia, South America and Asia. Our sales forces, with industry-specific knowledge and experience, emphasize the cross-selling of a full range of direct marketing services and are supported by employees in each sector. The overall sales focus is to position Harte-Hanks as a marketing partner offering various services and solutions (including end-to-end) as required to meet our client's targeted marketing needs.

Direct Marketing Facilities
Direct marketing services are provided at the following facilities, all of which are leased except as otherwise noted:

National Offices
Austin, Texas
Baltimore, Maryland
Billerica, Massachusetts
Boston, Massachusetts
Cincinnati, Ohio
Deerfield Beach, Florida
East Bridgewater, Massachusetts
Fort Worth, Texas
Fullerton, California
Grand Prairie, Texas
Jacksonville, Florida
Lake Mary, Florida
Langhorne, Pennsylvania
Linthicum Heights, Maryland
New York, New York
Ontario, California
San Diego, California
Shawnee, Kansas
Texarkana, Texas
Troy, Michigan
Wilkes-Barre, Pennsylvania
Yardley, Pennsylvania

International Offices
Bristol, United Kingdom
Buckinghamshire, United Kingdom
Hasselt, Belgium – owned site
Madrid, Spain
Manila, Philippines
Melbourne, Australia
São Paulo, Brazil
Stuttgart, Germany
Sydney, Australia
Theale, United Kingdom
Uxbridge, United Kingdom
Versailles, France

For more information please refer to Item 2, " Properties".

Competition
Our Direct Marketing business faces competition in all of its offerings and within each of its vertical markets. Direct marketing is a dynamic business, subject to technological advancements, high turnover of client personnel who make buying decisions, client consolidations, changing client needs and preferences, continual development of competing products and services and an evolving competitive landscape. Our competition comes from numerous local, national and international direct marketing and advertising companies, and client internal resources, against whom we compete for individual projects, entire client relationships and marketing expenditures. Competitive factors in our industry include the quality and scope of services, technical and strategic expertise, the perceived value of the services provided, reputation and brand recognition. We also compete against print and electronic media and other forms of advertising for marketing and advertising dollars in general. Failure to continually improve our current processes, advance and upgrade our technology applications, and to develop new products and services in a timely and cost-effective manner, could result in the loss of our clients or prospective clients to current or future competitors. In addition, failure to gain market acceptance of new products and services could adversely affect our growth. Although we believe that our capabilities and breadth of services, combined with our national and worldwide production capability, industry focus and ability to offer a broad range of integrated services, enable us to compete effectively, our business results may be adversely impacted by competition. Please refer to Item 1A, "Risk Factors", for additional information regarding risks related to competition.

Seasonality
Our Direct Marketing business is somewhat seasonal as revenues in the fourth quarter tend to be higher than revenues in other quarters during a given year. This increased revenue is a result of overall increased marketing activity prior to and during the holiday season, primarily related to our retail vertical.

SHOPPERS

General
Harte-Hanks Shoppers is North America's largest owner, operator and distributor of shopper publications (based on weekly circulation and revenues). Shoppers are weekly advertising publications distributed free by mail to households and businesses in a particular geographic area. Shoppers offer advertisers a targeted, cost-effective local advertising system, with virtually 100% penetration in their areas of distribution. Shoppers are particularly effective in large markets with high media fragmentation in which major metropolitan newspapers generally have low penetration. Our Shoppers segment also provides online advertising and other services through our websites, *PennySaverUSA.com®* and *TheFlyer.com®* as well as business websites and search-engine marketing. Our websites serve as advertising portals, bringing buyers and sellers together through our online offerings, including local classifieds, business listings, coupons, special offers and PowerSites®. PowerSites are templated web sites for our customers, optimized to help small and medium-sized business owners establish a web presence and improve their lead generation through call tracking. At December 31, 2011, we were publishing approximately 6,000 PowerSites weekly.

As of December 31, 2011, Shoppers delivered approximately 11.3 million shopper packages in five major markets each week covering the greater Los Angeles market, the greater San Diego market, Northern California, South Florida and the greater Tampa market. Our California publications account for approximately 80% of Shoppers weekly circulation.

As of December 31, 2011, Harte-Hanks published approximately 950 individual shopper editions each week, distributed to zones with circulation of approximately 12,000 in each zone. This allows single-location, local advertisers to saturate a single relevant geographic zone, while enabling multiple-location advertisers to saturate multiple zones. This unique distribution system gives large and small advertisers alike a cost-effective way to reach their target markets. Our zoning capabilities and production technologies have enabled us to saturate and target areas in a number of ways, including geographic, demographic, lifestyle, behavioral and language, which we believe allows our advertisers to effectively target their customers.

In 2011, 2010, and 2009, Harte-Hanks Shoppers had revenues of $236.5 million, $259.2 million, and $274.2 million, respectively, accounting for approximately 28%, 30%, and 32% of our total revenues, respectively.

Publications

The following table sets forth certain publication information with respect to Shoppers:

		December 31, 2011	
Market	Publication Name	Weekly Circulation	Number of Zones
Greater Los Angeles	*PennySaverUSA.com*	5,145,200	458
Northern California	*PennySaverUSA.com*	2,285,600	189
Greater San Diego	*PennySaverUSA.com*	1,650,200	136
South Florida	*TheFlyer.com*	1,160,900	93
Greater Tampa	*TheFlyer.com*	1,042,500	73
Total		11,284,400	949

Our shopper publications contain classified and display advertising and are delivered by saturation mail. The typical shopper publication contains approximately 37 pages and is 7 by 10 inches in size. Each edition, or zone, is targeted around a natural neighborhood marketing pattern. Shoppers also serve as a distribution vehicle for multiple ads from national and regional advertisers, including "print and deliver" single-sheet inserts designed and printed by us, and coupon books, preprinted inserts, and four-color glossy flyers printed by third party printers. During 2011, we distributed approximately 4.6 billion insert pieces. In addition, our shoppers also provide advertising and other services online through our websites – *PennySaverUSA.com* and *TheFlyer.com*.

We have acquired, developed and applied innovative technology and customized equipment in the publication of our shoppers, contributing to our efficiency. A proprietary pagination system has made it possible for over a thousand weekly zoned editions to be designed, built and output direct-to-plate in a fully digital environment. Automating the production process saves on labor, newsprint, and overweight postage. This software also allows for better ad tracking, immediate checks on individual zone and ad status, and more on-time press starts with less manpower.

Customers

Shoppers serves both business and individual advertisers in a wide range of industries, including real estate, employment, automotive, retail, grocery, education, telecommunications, financial services, and a number of other industries. The largest client (measured in revenue) comprised 2% of Shoppers revenues in 2011 and less than 1% of our total revenues in 2011. The top 25 clients in terms of revenue comprised 19% of Shoppers revenues in 2011 and 5% of our total revenues in 2011.

Sales and Marketing

We employ more than 350 commissioned sales representatives who develop both targeted and saturation advertising programs, both in print and online, for clients. The sales organization provides service to national, regional and local advertisers through its telemarketing departments and field sales representatives. Shoppers clients vary from individuals with a single item for sale to local neighborhood advertisers to large multi-location advertisers. The weekly number of ads is primarily driven by residential customers, whereas revenues are primarily driven by small and midsize businesses. We also focus our marketing efforts on larger national accounts by emphasizing our ability to deliver saturation advertising in defined zones, or even partial zones for inserts, in combination with advertising in the shopper publication.

Additional focus is placed on particular industries/categories through the use of sales specialists. These sales specialists are primarily used to target automotive, real estate and employment advertisers.

We utilize proprietary sales and marketing systems to enter client orders directly from the field, instantly checking space availability, ad costs and other pertinent information. These systems efficiently facilitate the placement of advertising into multiple-zoned editions and include built-in error-reducing safeguards that aid in minimizing costly sales adjustments. In addition to allowing advertising information to be entered for immediate publication, these systems feed a relational client database, enabling sales personnel to access client history by designated variables to facilitate the identification of similar potential clients and to assist with timely follow-up on existing clients.

Shoppers Facilities
Our shoppers are produced at owned or leased facilities in the markets they serve. At December 31, 2011, we had five production facilities – three in Southern California, one in Northern California, and one in Tampa, Florida – and approximately four primary sales offices. We also operate numerous small sales offices in the areas we serve.

For more information please refer to Item 2, "Properties."

Competition
Our Shoppers business competes for advertising, as well as for readers, with other print and electronic media. Competition comes from local and regional newspapers, magazines, radio, broadcast, satellite and cable television, other shoppers, the internet, other communications media and other advertising printers that operate in our markets. The extent and nature of such competition are, in large part, determined by the location and demographics of the markets targeted by a particular advertiser and the number of media alternatives in those markets. Failure to continually improve our current processes, advance and upgrade our technology applications, and develop new products and services in a timely and cost-effective manner, could result in the loss of our clients to current or future competitors. In addition, failure to gain market acceptance of new products and services, and in geographic areas, could adversely affect our growth. We believe that our production systems and technology, which enable us to publish separate editions in narrowly targeted zones, our local ad content, and our integrated online offering allow us to compete effectively, particularly in large markets with high media fragmentation. However, our business results may be adversely impacted by competition. Please refer to Item 1A, "Risk Factors", for additional information regarding risks related to competition.

Seasonality
Our Shoppers business has been somewhat seasonal in that revenues from the last two publication dates in December and the first two to three publication dates in January each year have been affected by a slowdown in advertising by businesses and individuals after the holidays. Historically, the second and third quarters have been the highest revenue quarters for our Shoppers business.

U.S. AND FOREIGN GOVERNMENT REGULATIONS

As a company with business activities around the world, we are subject to a variety of domestic and international legal and regulatory requirements that impact our business, including, for example, regulations governing consumer protection and unfair business practices, contracts, ecommerce, intellectual property, labor and employment, securities, tax, and other laws that are generally applicable to commercial activities.

We are also subject to, or affected by, numerous domestic and foreign laws, regulations and industry standards that regulate direct marketing activities, including those that address privacy, data security and unsolicited marketing communications. Examples of some of these laws and regulations that may be applied to, or affect, our business or the businesses of our clients include the following:

- Federal and state laws governing the use of the internet and regulating telemarketing, including the U.S. Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM), which regulates commercial email and requires that commercial emails give recipients an opt-out method. The Canadian Fighting Internet and Wireless Spam Act will apply in a comparable manner for our activities in Canada. Telemarketing activities are regulated by, among other requirements, the Federal Trade Commission's Telemarketing Sales Rule (TSR), the Federal Communications Commission's Telephone Consumer Protection Act (TCPA) and various state do-not-call laws.

- The U.S. Department of Commerce's proposed Dynamic Privacy Framework, the Federal Trade Commission's Protecting Consumer Privacy in an Era of Rapid Change policy and the European Commission's proposed changes to the European Union's Data Protection framework, each of which seeks to address consumer privacy, data protection and technological advancements in relation to the collection or use of personal information.

- A significant number of states in the U.S. have passed versions of security breach notification laws, which generally require timely notifications to affected persons in the event of data security breaches or other unauthorized access to certain types of protected personal data.

- The Fair Credit Reporting Act (FCRA), which governs, among other things, the sharing of consumer report information, access to credit scores, and requirements for users of consumer report information.

- The Financial Services Modernization Act of 1999, or Gramm-Leach-Bliley Act (GLB), which, among other things, regulates the use for marketing purposes of non-public personal financial information of consumers that is held by financial institutions. Although Harte-Hanks is not considered a financial institution, many of our clients are subject to the GLB. The GLB also includes rules relating to the physical, administrative and technological protection of non-public personal financial information.

- The Health Insurance Portability and Accountability Act of 1996 (HIPAA), which regulates the use of personal health information for marketing purposes and requires reasonable safeguards designed to prevent intentional or unintentional use or disclosure of protected health information.

- The Fair and Accurate Credit Transactions Act of 2003 (FACT Act), which amended the FCRA and requires, among other things, consumer credit report notice requirements for creditors that use consumer credit report information in connection with risk-based credit pricing actions and also prohibits a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes, subject to certain exceptions.

- The European Union (EU) data protection laws, including the comprehensive EU Directive on Data Protection (1995), which imposes a number of obligations with respect to use of personal data, and includes a prohibition on the transfer of personal information from the EU to other countries that do not provide consumers with an "adequate" level of privacy or security. The EU standard for adequacy is generally stricter and more comprehensive than that of the U.S. and most other countries.

There are additional consumer protection, privacy and data security regulations in the U.S. and in other countries in which we or our clients do business. These laws regulate the collection, use, disclosure and retention of personal data and may require consent from consumers and grant consumers other rights, such as the ability to access their personal data and to correct information in the possession of data controllers. We and many of our clients also belong to trade associations that impose guidelines that regulate direct marketing activities, such as the Direct Marketing Association's Commitment to Consumer Choice.

As a result of increasing public awareness and interest in individual privacy rights, data protection, information security and environmental and other concerns regarding marketing communications, federal, state and foreign governmental and industry organizations continue to consider new legislative and regulatory proposals that would impose additional restrictions on direct marketing services and products. Examples include data encryption standards, data breach notification requirements, consumer choice and consent restrictions and increased penalties against offending parties, among others. We anticipate that additional proposals will continue to be introduced in the future, some of which may be adopted. In addition, our business may be affected by the impact of these restrictions on our clients and their marketing activities. These additional regulations could increase compliance requirements and restrict or prevent the collection, management, aggregation, transfer, use or dissemination of information or data that is currently legally available. Additional regulations may also restrict or prevent current practices regarding unsolicited marketing communications. For example, many states have considered implementing do-not-mail legislation that could impact our Direct Marketing and Shoppers businesses and the businesses of our clients and customers. In addition, continued public interest in individual privacy rights and data security may result in the adoption of further voluntary industry guidelines that could impact our direct marketing activities and business practices.

We cannot predict the scope of any new legislation, regulations or industry guidelines or how courts may interpret existing and new laws. Additionally, enforcement priorities by governmental authorities may change and also impact our business either directly or through requiring our customers to alter their practices. Compliance with regulations is costly and time-consuming for us and our clients, and we may encounter difficulties, delays or significant expenses in connection with our compliance. We may also be exposed to significant penalties, liabilities, reputational harm and loss of business in the event that we fail to comply with applicable regulations. There could be a material adverse impact on our business due to the enactment or enforcement of legislation or industry regulations, the issuance of judicial or governmental interpretations, enforcement priorities of governmental agencies or a change in customs arising from public concern over consumer privacy and data security issues.

INTELLECTUAL PROPERTY RIGHTS

Our intellectual property assets include, for example, trademarks and service marks that identify our company and our products and services, software and other technology that we develop, our proprietary collections of data and intellectual property licensed from third parties, such as prospect list providers. We generally seek to protect our intellectual property through a combination of license agreements and trademark, service mark, copyright, patent and trade secret laws, and domain name registrations and enforcement procedures. We also enter into confidentiality agreements with many of our employees, vendors and clients and seek to limit access to and distribution of intellectual property and other proprietary information. We pursue the protection of our trademarks and other intellectual property in the United States and internationally.

Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information and technology. Monitoring unauthorized use of our intellectual property is difficult, and unauthorized use of our intellectual property may occur. We cannot be certain that patents or trademark registrations will be issued, nor can we be certain that any issued patents or trademark registrations will give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. In addition, others may develop competing technologies or databases on their own. Moreover, there is no assurance that our confidentiality agreements with our employees or third parties will be sufficient to protect our intellectual property and proprietary information.

We may also be subject to infringement claims against us by third parties and may incur substantial costs and devote significant management resources in responding to such claims. We are obligated under some agreements to indemnify our clients as a result of claims that we infringe on the proprietary rights of third parties. These costs and diversions could cause our business to suffer. If any party asserts an infringement claim, we may need to obtain licenses to the disputed intellectual property. We cannot assure you, however, that we will be able to obtain these licenses on commercially reasonable terms or that we will be able to obtain any licenses at all. The failure to obtain necessary licenses or other rights may have an adverse affect on our ability to provide our products and services.

EMPLOYEES

As of December 31, 2011, Harte-Hanks employed approximately 5,950 full-time employees and 310 part-time employees, of which approximately 1,690 are based outside of the U.S. Approximately 4,680 full-time and 80 part-time employees were in the Direct Marketing segment and 1,250 full-time and 230 part-time employees were in the Shoppers segment. A portion of our workforce is provided to us through staffing companies. None of the workforce is represented by labor unions. We consider our relations with our employees to be good.

ITEM 1A. RISK FACTORS

Cautionary Note Regarding Forward-Looking Statements

This report, including the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), contains "forward-looking statements" within the meaning of the federal securities laws. All such statements are qualified by this cautionary note, which is provided pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 (1933 Act) and Section 21E of the Securities Exchange Act of 1934 (1934 Act). Forward-looking statements may also be included in our other public filings, press releases, our website and oral and written presentations by management. Statements other than historical facts are forward-looking and may be identified by words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "seeks," "could," "intends," or words of similar meaning. Examples include statements regarding (1) our strategies and initiatives, (2) adjustments to our cost structure and other actions designed to respond to market conditions and improve our performance, and the anticipated effectiveness and expenses associated with these actions, (3) our financial outlook for revenues, earnings per share, operating income, expense related to equity-based compensation, capital resources and other financial items, (4) expectations for our businesses and for the industries in which we operate, including with regard to the negative performance trends in our Shoppers business and the adverse impact of the ongoing economic downturn in the United States and other economies on the marketing expenditures and activities of our Direct Marketing clients and prospects, (5) competitive factors, (6) acquisition and development plans, (7) our stock repurchase program, (8) expectations regarding legal proceedings and other contingent liabilities, and (9) other statements regarding future events, conditions or outcomes.

These forward-looking statements are based on current information, expectations and estimates and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from what is expressed in or indicated by the forward-looking statements. In that event, our business, financial condition, results of operations or liquidity could be materially adversely affected, and investors in our securities could lose part or all of their investments. Some of these risks, uncertainties, assumptions and other factors can be found in our filings with the SEC, including the factors discussed below in this Item 1A, "Risk Factors", and any updates thereto in our Forms 10-Q. The forward-looking statements included in this report and those included in our other public filings, press releases, our website and oral and written presentations by management are made only as of the respective dates thereof, and we undertake no obligation to update publicly any forward-looking statement in this report or in other documents, our website or oral statements for any reason, even if new information becomes available or other events occur in the future.

In addition to the information set forth elsewhere in this report, including in the MD&A section, the factors described below should be considered carefully in making any investment decisions with respect to our securities. The risks described below are not the only ones we face or may face in the future. Additional risks and uncertainties that are not presently anticipated or that we may currently believe are immaterial could also impair our business operations and financial performance.

We face significant competition for individual projects, entire client relationships and advertising dollars in general.

Our Direct Marketing business faces significant competition in all of its offerings and within each of its vertical markets. Direct marketing is a dynamic business, subject to technological advancements, high turnover of client personnel who make buying decisions, client consolidations, changing client needs and preferences, continual development of competing products and services and an evolving competitive landscape. This competition comes from numerous local, national and international direct marketing and advertising companies, and client internal resources, against whom we compete for individual projects, entire client relationships and marketing expenditures by clients and prospective clients. We also compete against print and electronic media and other forms of advertising for marketing and advertising dollars in general. In addition, our ability to attract new clients and to retain existing clients may, in some cases, be limited by clients' policies on or perceptions of conflicts of interest. These policies can prevent us from performing similar services for competing products or companies. Our Shoppers business competes for advertising, as well as for readers, with other print and electronic media. Competition comes from local and regional newspapers, magazines, radio, broadcast, satellite and cable television, other shoppers, the internet, other communications media and other advertising printers that operate in our markets. The extent and nature of such competition are, in large part, determined by the location and demographics of the markets targeted by a particular advertiser and the number of media alternatives in those markets. Our failure to improve our current processes or to develop new products and services could result in the loss of our clients to current or future competitors. In addition, failure to gain market acceptance of new products and services could adversely affect our growth.

Current and future competitors may have significantly greater financial and other resources than we do, and they may sell competing products and services at lower prices or at lower profit margins, resulting in pressures on our prices and margins.

The sizes of our competitors vary across market segments. Therefore, some of our competitors may have significantly greater financial, technical, marketing or other resources than we do in one or more of our market segments, or overall. As a result, our competitors may be in a position to respond more quickly than we can to new or emerging technologies and changes in customer requirements, or may devote greater resources than we can to the development, promotion, sale and support of products and services. Moreover, new competitors or alliances among our competitors may emerge and potentially reduce our market share, revenue or margins. Some of our competitors also may choose to sell products or services competitive to ours at lower prices by accepting lower margins and profitability, or may be able to sell products or services competitive to ours at lower prices given proprietary ownership of data, technical superiority or economies of scale. Price reductions or pricing pressure by our competitors could negatively impact our margins and results of operations, and could also harm our ability to obtain new customers on favorable terms. Competitive pricing pressures tend to increase in difficult economic environments, such as the current environments in the United States and other economies, due to reduced marketing expenditures of many of our clients and prospects and the resulting impact on the competitive business environment for marketing service providers such as our company.

We must maintain technological competitiveness, continually improve our processes and develop and introduce new products and services in a timely and cost-effective manner.

We believe that our success depends on, among other things, maintaining technological competitiveness in our Direct Marketing and Shoppers products, processing functionality and software systems and services. Technology changes rapidly and there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, database technology and the use of the internet. Advances in information technology may result in changing client preferences for products and product delivery formats in our industry. We must continually improve our processes and provide new products and services in a timely and cost-effective manner though development, license or acquisition to match our competitors' technological developments and competing product/service offerings, and to satisfy the increasingly sophisticated requirements of our clients. We may be unable to successfully identify, develop and bring new and enhanced services and products to market in a timely and cost-effective manner, such services and products may not be commercially successful, and services, products and technologies developed by others may render our services and products noncompetitive or obsolete.

Our success depends on our ability to consistently and effectively deliver our products and services to our clients.

Our success depends on our ability to effectively and consistently staff and execute client engagements within the agreed upon timeframe and budget. Depending on the needs of our clients, our Direct Marketing engagements may require customization, integration and coordination of a number of complex product and service offerings and execution across many of our facilities worldwide. Moreover, in some of our engagements, we rely on subcontractors and other third parties to provide a portion of our overall services, and we cannot guarantee that these third parties will effectively deliver their services or that we will have adequate recourse against these third parties in the event they fail to effectively deliver their services. Other contingencies and events outside of our control may also impact our ability to provide our products and services. Our failure to effectively and timely staff, coordinate and execute our client engagements may adversely impact existing client relationships, the amount or timing of payments from our clients, our reputation in the marketplace and ability to secure additional business and our resulting financial performance. In addition, our contractual arrangements with our Direct Marketing clients and other customers may not provide us with sufficient protections against claims for lost profits or other claims for damages.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our prospects depend in large part upon our ability to attract, train and retain experienced technical, client services, sales, consulting, research and development, marketing, administrative and management personnel. While the demand for personnel is dependent on employment levels, competitive factors and general economic conditions, qualified personnel historically have been in great demand. The loss or prolonged absence of the services of these individuals could have a material adverse effect on our business, financial position or operating results.

We have recently experienced, and may experience in the future, reduced demand for our products and services and increased bad debt expense because of general economic conditions, the financial conditions and marketing budgets of our clients and other factors that may impact the industry verticals that we serve.

Economic downturns and turmoil severely affect the marketing services industry. Throughout the most recent recession, as in prior economic downturns, our customers responded to weak economic conditions by reducing their marketing budgets, which are generally discretionary in nature and easier to reduce in the short-term than other expenses. Our customers may respond similarly to adverse economic conditions in the future. In addition, revenues from our Shoppers business are largely dependent on local advertising expenditures in the markets in which they operate. Such expenditures are substantially affected by the strength of the local economies in those markets. Direct Marketing revenues are dependent on national, regional and international economies and business conditions. A lasting economic recession or anemic recovery in the U.S. or other markets in which we operate (such as the recent recession and recovery) could have material adverse effects on our business, financial position or operating results. Similarly, industry or company-specific factors may negatively impact our clients and prospective clients or their industries, and in turn result in reduced demand for our products and services, client insolvencies, collection difficulties or bankruptcy preference actions related to payments received from our clients. We may also experience reduced demand as a result of consolidation of clients and prospective clients in the industry verticals that we serve. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K for additional information about the adverse impact on our financial performance of the ongoing difficult economic environment in the United States and other economies.

Our Shoppers business is geographically concentrated and is subject to the California and Florida economies.

Our Shoppers business is concentrated geographically in California and Florida. An economic downturn in these states, such as the current downturn, or a large disaster, such as a flood, hurricane, earthquake or other disaster or condition that disables our facilities, immobilizes the USPS or causes a significant negative change in the economies of these regions, could have a material adverse effect on our business, financial position or operating results.

Our business plan requires us to effectively manage our costs. If we do not achieve our cost management objectives, our financial results could be adversely affected.

Our business plan and expectations for the future require that we effectively manage our cost structure, including our operating expenses and capital expenditures across our operations. To the extent that we do not effectively manage our costs, our financial results may be adversely affected in any economic climate and even more so during a prolonged recession, such as the ongoing economic downturn in the United States and other economies.

Privacy, information security and other direct marketing regulatory requirements may prevent or impair our ability to offer our products and services.

We are subject to and affected by numerous laws, regulations and industry standards that regulate direct marketing activities, including those that address privacy, data protection, information security and marketing communications. Please refer to the section above entitled "U.S. and Foreign Government Regulations" for additional information regarding some of these regulations.

As a result of increasing public awareness and interest in privacy rights, data protection, information security, environmental protection and other concerns, national and local governments and industry organizations regularly consider and adopt new laws, rules, regulations and guidelines that restrict or regulate marketing communications, services and products. Examples include data encryption standards, data breach notification requirements, registration/licensing requirements (often with fees), consumer choice, notice and consent restrictions and penalties for infractions, among others. We anticipate that additional restrictions and regulations will continue to be proposed and adopted in the future.

In addition, our business may be affected by the impact of these restrictions and regulations on our clients and their marketing activities. Current and future restrictions and regulations could increase compliance requirements and costs, and restrict or prevent the collection, management, aggregation, transfer, use or dissemination of information, or change the requirements therefore so as to require other changes to our business or that of our clients. Additional restrictions and regulations may limit or prohibit current practices regarding marketing communications. For example, many states and countries have considered implementing do not contact legislation that could impact our Direct Marketing and Shoppers businesses and the businesses of our clients and customers. In addition, continued public interest in privacy rights, data protection and information security may result in the adoption of further industry guidelines that could impact our direct marketing activities and business practices.

We cannot predict the scope of any new laws, rules, regulation or industry guidelines or how courts or agencies may interpret current ones. Additionally, enforcement priorities by governmental authorities will change over time, which may impact our business. Understanding the laws, rules, regulations and guidelines applicable to specific client multichannel engagements and across many jurisdictions poses a significant challenge, as such laws, rules, regulations and guidelines are often inconsistent or conflicting, and are sometimes at odds with client objectives. Our failure to properly comply with this regulatory requirements and client needs may materially and adversely affect our business. General compliance with privacy, data protection and information security obligations is costly and time-consuming, and we may encounter difficulties, delays or significant expenses in connection with our compliance. We may be exposed to significant penalties, liabilities, reputational harm and loss of business in the event that we fail to comply. We could suffer a material adverse impact on our business due to the enactment or enforcement of legislation or industry regulations, the issuance of judicial or governmental interpretations, changed enforcement priorities of governmental agencies or a change in behavior arising from public concern over privacy, data protection and information security issues.

We could fail to adequately protect our intellectual property rights and may face claims for intellectual property infringement.

Our ability to compete effectively depends in part on the protection of our technology, products, services and brands through intellectual property right protections, including patents, copyrights, database rights, trade secrets, trademarks and domain name registrations and enforcement procedures. The extent to which such rights can be protected and enforced varies in different jurisdictions. There is also a risk of litigation relating to our use or future use of intellectual property rights of third parties. Third-party infringement claims and any related litigation against us could subject us to liability for damages, restrict us from using and providing our technologies, products or services or operating our business generally, or require changes to be made to our technologies, products and services. Please refer to the section above entitled "Intellectual Property Rights" for additional information regarding our intellectual property and associated risks.

Consumer perceptions regarding the privacy and security of their data may prevent or impair our ability to offer our products and services.

Pursuant to various federal, state, foreign and industry regulations, consumers have varying degrees of control as to how certain data regarding them is collected, used and shared for marketing purposes. If, due to privacy, security or other concerns, consumers exercise their ability to prevent or limit such data collection, use or sharing, it may impair our ability to provide direct marketing to those consumers and limit our clients' requirements for our services. Additionally, privacy and security concerns may limit consumers' willingness to voluntarily provide data to our customers or marketing companies. Some of our services depend on voluntarily provided data and may be impaired without such data.

Our reputation and business results may be adversely impacted if we, or subcontractors upon whom we rely, do not effectively protect sensitive personal information of our clients and our clients' customers.

Current privacy and data security laws and industry standards impact the manner in which we capture, handle, analyze and disseminate customer and prospect data as part of our client engagements. In many instances, client contracts also mandate privacy and security practices. If we fail to effectively protect and control sensitive personal information (such as personal health information, social security numbers or credit card numbers) of our clients and their customers or prospects in accordance with these requirements, we may incur significant expenses, suffer reputational harm and loss of business, and, in certain cases, be subjected to regulatory or governmental sanctions or litigation. These risks may be increased due to our reliance on subcontractors and other third parties in providing a portion of our overall services in certain engagements. We cannot guarantee that these third parties will effectively protect and handle sensitive personal information or other confidential information, or that we will have adequate recourse against these third parties in that event.

We may not be able to adequately protect our information systems.

Our ability to protect our information systems against damage from a data loss, security breach, human error, malfeasance, computer virus, fire, power loss, telecommunications failure or other disaster is critical to our future success. Some of these systems may be outsourced to third-party providers from time to time. Any damage to our information systems that causes interruptions in our operations or a loss of data could affect our ability to meet our clients' requirements, which could have a material adverse effect on our business, financial position or operating results. While we take precautions to protect our information systems, such measures may not be effective, and existing measures may become inadequate because of changes in future conditions. Although we maintain insurance which may respond to cover some types of damages incurred by breaches of (or problems with) our information systems, such insurance is limited and expensive, and may not respond or be sufficient to prevent such damage from materially harming our business.

Breaches of security, or the perception that ecommerce is not secure, could severely harm our business and reputation.

Business-to-business and business-to-consumer electronic commerce requires the secure transmission of confidential information over public networks. Some of our products and services are accessed through the internet. Security breaches in connection with the delivery of our products and services, or well-publicized security breaches that may affect us or our industry, such as database intrusion, could be severely detrimental to our business, operating results and financial condition. We cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography or other developments will not compromise or breach the technology protecting the information systems that access our products, services and proprietary database information.

Data suppliers could withdraw data that we rely on for our products and services.
We purchase or license much of the data we use. There could be a material adverse impact on our Direct Marketing business if owners of the data we use were to withdraw or cease to allow access to the data or materially restrict the authorized uses of their data. Data providers could withdraw their data if there is a competitive reason to do so, if there is pressure from the consumer community or if additional legislation is passed restricting the use of the data. We also rely upon data from other external sources to maintain our proprietary and non-proprietary databases, including data received from customers and various government and public record sources. If a substantial number of data providers or other key data sources were to withdraw or restrict their data, if we were to lose access to data due to government regulation, or if the collection of data becomes uneconomical, our ability to provide products and services to our clients could be materially adversely affected, which could result in decreased revenues, net income and earnings per share.

We must successfully evaluate acquisition targets and integrate acquisitions.
We frequently evaluate acquisition opportunities to expand our product and service offerings and geographic locations, including potential international acquisitions. Acquisition activities, even if not consummated, require substantial amounts of management time and can distract from normal operations. In addition, we may be unable to achieve the profitability goals, synergies and other objectives initially sought in acquisitions, and any acquired assets, data or businesses may not be successfully integrated into our operations. Acquisitions may result in the impairment of relationships with employees and customers. Moreover, although we review and analyze assets or companies we acquire, such reviews are subject to uncertainties and may not reveal all potential risks, and we may incur unanticipated liabilities and expenses as a result of our acquisition activities. The failure to identify appropriate candidates, to negotiate favorable terms, or to successfully integrate future acquisitions into existing operations could result in not achieving planned revenue growth and could negatively impact our net income and earnings per share.

We are vulnerable to increases in paper prices.
Newsprint prices have fluctuated in recent years. We maintain, on average, less than 45 days of paper inventory and do not purchase our paper pursuant to long-term paper contracts. Because we have a limited ability to protect ourselves from fluctuations in the price of paper or to pass increased costs along to our clients, these fluctuations could materially affect the results of our operations.

We are vulnerable to increases in postal rates and disruptions in postal services.
Our Shoppers and Direct Marketing services depend on the USPS to deliver products. Our shoppers are delivered by Standard Mail, and postage is the second largest expense, behind labor, in our Shoppers business. Standard postage rates have increased in recent years, and increased again in April 2011 and January 2012. Shoppers' postage rates increased by less than 1.0% as a result of the April 2011 rate increase, and increased by approximately 2.1% as a result of the January 2012 rate increase. These postage rate increases, and any additional future changes in postage rates will affect Shoppers' production costs. Postage rates also influence the demand for our Direct Marketing services even though the cost of mailings is typically borne by our clients and is not directly reflected in our revenues or expenses. Accordingly, future postal increases or disruptions in the operations of the USPS may have an adverse impact on us.

The U. S. Postal Service has also proposed various changes in its services to address its financial performance, such as delivery frequency and facility access. At this point we do not believe the proposed changes will have a material impact on our business.

Our financial results could be negatively impacted by impairments of goodwill or other intangible assets with indefinite useful lives.

As of December 31, 2011, the net book value of our goodwill and other intangibles represented approximately $580.6 million out of our total assets of $932.5 million. We test goodwill and other intangible assets with indefinite useful lives for impairment as of November 30 of each year and on an interim date should factors or indicators become apparent that would require an interim test. A downward revision in the fair value of either of our reporting units or any of the other intangible assets could result in impairments and non-cash charges. Any such impairment charges could have a significant negative effect on our reported net income.

Scheduled debt maturities and liquidity

We are scheduled to pay off the balance owed under our 2008 Term Loan Facility when it matures on March 7, 2012. This pay-off, combined with other principal payments due under our 2011 Term Loan Facility, require us to make aggregate principal payments of $61.5 million during the first quarter of 2012. As of December 31, 2011 we had $86.8 million in cash and had $59.9 million of unused borrowing capacity under our 2010 Revolving Credit Facility. Depending on our ability to generate sufficient cash flow from operations, our overall liquidity and ability to make payments on our indebtedness may be adversely impacted, and we may be required to seek one or more alternatives, such as refinancing or restructuring our indebtedness, or seeking to raise debt or equity capital. We cannot assure you that any of these actions could be effected on a timely basis or on satisfactory terms, if at all. In addition, our existing debt agreements contain restrictive covenants that may prohibit us from adopting one or more of these alternatives.

Our indebtedness may adversely impact our ability to react to changes in our business or changes in general economic conditions.

The amount of our indebtedness and the terms under which we have borrowed money under our credit facilities or other agreements could have important consequences for our business. Our debt covenants require that we maintain certain financial measures and ratios. As a result of these covenants and ratios, we may be limited in the manner in which we can conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. A failure to comply with these restrictions or to maintain the financial measures and ratios contained in the debt agreements could lead to an event of default that could result in an acceleration of outstanding indebtedness. In addition, the amount and terms of our indebtedness could:

- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate, including limiting our ability to invest in our strategic initiatives, and, consequently, place us at a competitive disadvantage;
- reduce the availability of our cash flows that would otherwise be available to fund working capital, capital expenditures, acquisitions and other general corporate purposes; and
- result in higher interest expense in the event of increases in interest rates, as discussed below under "Interest rate increases could affect our results of operations, cash flows and financial position."

We may incur additional indebtedness in the future and, if new debt is added to our current debt levels, the above risks could be increased.

Interest rate increases could affect our results of operations, cash flows and financial position.

Interest rate movements in Europe and the United States can affect the amount of interest we pay related to our debt and the amount we earn on cash equivalents. Our primary interest rate exposure is to interest rate fluctuations in Europe, specifically Eurodollar rates, due to their impact on interest related to our credit facilities. As of December 31, 2011, we had $179.4 million of debt outstanding, all of which was at variable interest rates. Our results of operations, cash flows and financial position could be materially adversely affected by significant increases in interest rates. We also have exposure to interest rate fluctuations in the United States, specifically money market, commercial paper and overnight time deposit rates, as these affect our earnings on excess cash. Even with the offsetting increase in earnings on excess cash in the event of an interest rate increase, we cannot be assured that future interest rate increases will not have a material adverse impact on our business, financial position or operating results.

Our international operations subject us to risks associated with operations outside the U.S.
Harte-Hanks Direct Marketing conducts business outside of the United States. During 2011, approximately 14.8% of Harte-Hanks Direct Marketing's revenues and 10.7% of Harte-Hanks total revenues were derived from businesses outside the United States, primarily Europe, Asia and South America. We may expand our international operations in the future as part of our growth strategy. Accordingly, our future operating results could be negatively affected by a variety of factors, some of which are beyond our control, including:

- social, economic and political instability;
- changes in U.S. and foreign governmental legal requirements or policies resulting in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;
- inflation;
- the potential for nationalization of enterprises;
- less favorable labor laws that may increase employment costs and decrease workforce flexibility;
- potentially adverse tax treatment;
- less favorable foreign intellectual property laws that would make it more difficult to protect our intellectual properties from appropriation by competitors;
- more onerous or differing data privacy and security requirements or other marketing regulations;
- longer payment cycles for sales in foreign countries; and
- the costs and difficulties of managing international operations.

In addition, exchange rate movements may have an impact on our future costs or on future cash flows from foreign investments. We have not entered into any foreign currency forward exchange contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates. The various risks that are inherent in doing business in the United States are also generally applicable to doing business outside of the United States, and may be exaggerated by the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations.

We must maintain effective internal controls.
In designing and evaluating our internal controls over financial reporting, we recognize that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives and that no system of internal controls can be designed to provide absolute assurance of effectiveness. If we fail to maintain a system of effective internal controls, it could have a material adverse effect on our business, financial position or operating results. Additionally, adverse publicity related to a failure in our internal controls over financial reporting could have a negative impact on our reputation and business.

Fluctuation in our revenue and operating results and other factors may impact the volatility of our stock price.
The price at which our common stock has traded in recent years has fluctuated greatly and has declined significantly over that period of time. The price may continue to be volatile due to a number of factors including the following, some of which are beyond our control:

- the impact and duration of the ongoing economic downturn, overall strength of the United States and other economies and general market volatility;
- variations in our operating results from period to period and variations between our actual operating results and the expectations of securities analysts, investors and the financial community;
- unanticipated developments with client engagements or client demand, such as variations in the size, budget, or progress toward the completion of engagements, variability in the market demand for our services, client consolidations and the unanticipated termination of several major client engagements;
- announcements of developments affecting our businesses;
- competition and the operating results of our competitors; and
- other factors discussed elsewhere in this Item 1A, "Risk Factors".

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above their original purchase price.

War or terrorism could affect our business.
War and/or terrorism or the threat of war and/or terrorism involving the United States could have a significant impact on our business, financial position or operating results. War or the threat of war could substantially affect the levels of advertising expenditures by clients in each of our businesses. In addition, each of our businesses could be affected by operation disruptions and a shortage of supplies and labor related to such a war or threat of war.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters are located in San Antonio, Texas, and we occupy approximately 8,000 square feet of leased office space at that location. Our business is conducted in facilities worldwide containing aggregate space of approximately 3.0 million square feet. Approximately 2.8 million square feet are held under leases, which expire at dates through 2020. The balance of our properties, used in our Brea, California Shoppers operations and Hasselt, Belgium Direct Marketing operations, are owned.

ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is set forth in Note K, *Commitments and Contingencies*, of the "Notes to Consolidated Financial Statements" and is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock
Our common stock is listed on the NYSE (symbol: HHS). The reported high and low quarterly sales price ranges for 2011 and 2010 were as follows:

	2011		2010	
	High	Low	High	Low
First Quarter	13.74	11.77	13.30	10.25
Second Quarter	12.22	7.59	15.84	10.37
Third Quarter	8.95	7.00	11.90	9.60
Fourth Quarter	9.94	7.74	13.65	11.14

In 2011, quarterly dividends were paid at the rate of 8.0 cents per share. In 2010, quarterly dividends were paid at the rate of 7.5 cents per share.

We currently plan to pay a quarterly dividend of 8.5 cents per common share in each of the quarters in 2012, although any actual dividend declaration can be made only upon approval of our Board of Directors, based on its business judgment.

As of January 31, 2012, there are approximately 2,250 holders of record.

Issuer Purchases of Equity Securities

During the fourth quarter of 2011, we did not purchase any shares of our stock through our stock repurchase program that was publicly announced in January 1997. Under this program, from which shares can be purchased in the open market or through privately negotiated transactions, our Board of Directors has authorized the repurchase of up to 74,400,000 shares of our outstanding common stock. As of December 31, 2011, we had repurchased a total of 64,924,509 shares at an average price of $18.67 per share under this program.

Comparison of Stockholder Returns
The material under this heading is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

The following graph compares the cumulative total return of our common stock during the period December 31, 2006 to December 31, 2011 with the Standard & Poor's 500 Stock Index (S&P 500 Index) and with two peer groups. We made modifications to our peer group in this 2011 Annual Report on Form 10-K compared to our previous peer group in order to be consistent with the modified 2012 peer group used by our Compensation Committee in evaluating management compensation.

Our former peer group included Acxiom Corporation, Alliance Data Systems Corporation, Cenveo, Inc., Consolidated Graphics, Inc., Convergys Corp., Dun & Bradstreet Corporation, Equifax, Inc., Gartner, Inc., GSI Commerce, Inc., Interpublic Group of Companies, Inc., Meredith Corp., Sykes Enterprises, Inc., Techtarget, Inc., Valassis Communications, Inc., and ValueClick, Inc.

Our current peer group includes Acxiom Corporation, Alliance Data Systems Corporation, Cenveo, Inc., Consolidated Graphics, Inc., Convergys Corp., Dun & Bradstreet Corporation, Equifax, Inc., Gartner, Inc., Informatica Corp., Interpublic Group of Companies, Inc., Meredith Corp., Sapient Corp., Sykes Enterprises, Inc., Techtarget, Inc., Valassis Communications, Inc., and ValueClick, Inc.

The S&P Index includes 500 United States companies in the industrial, transportation, utilities and financial sectors and is weighted by market capitalization. The peer groups are also weighted by market capitalization.

The graph depicts the results of investing $100 in our common stock, the S&P 500 Index and the peer groups at closing prices on December 31, 2006 and assumes the reinvestment of dividends.


Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Harte-Hanks, Inc.
S&P 500 Index
New Peer Group
Old Peer Group

	Base Period Dec-06	Years Ending Dec-07	Dec-08	Dec-09	Dec-10	Dec-11
Harte-Hanks, Inc.	100	63.24	23.49	42.00	50.96	37.53
S&P 500 Index	100	105.49	66.46	84.05	96.71	98.76
Current Peer Group	100	92.10	56.49	81.21	104.23	103.20
Former Peer Group	100	89.56	54.45	77.44	94.11	94.70

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. You should read the following historical financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Form 10-K. The fiscal year financial information included in the table below for the years ended December 31, 2011, 2010, and 2009 is derived from audited financial statements contained in this Form 10-K. Information for the years ended December 31, 2008 and 2007 can be found in our previously filed Annual Reports on Form 10-K.

In thousands, except per share amounts	2011	2010	2009	2008	2007
Statement of Operations Data					
Revenues	$ 850,765	$ 860,526	$ 860,143	$ 1,082,821	$ 1,162,886
Operating expenses					
Labor, production and distribution	687,195	679,254	678,307	847,470	871,468
Advertising, selling, general and administrative	68,211	66,792	62,479	81,655	89,787
Shoppers legal settlement	(1,260)	0	6,950	0	-
Depreciation and amortization	20,414	22,437	28,265	33,429	33,195
Intangible amortization	799	990	1,712	2,950	3,509
Total operating expenses	775,359	769,473	777,713	965,504	997,959
Operating income	75,406	91,053	82,430	117,317	164,927
Interest expense, net	2,935	2,624	7,968	13,823	12,453
Net income	$ 44,198	$ 53,604	$ 47,715	$ 62,741	$ 92,640
Earnings per common share—diluted	$ 0.70	$ 0.84	$ 0.75	$ 0.98	$ 1.26
Cash dividends per common share	$ 0.32	$ 0.30	$ 0.30	$ 0.30	$ 0.28
Weighted-average common and common equivalent shares outstanding—diluted	63,552	64,139	63,885	64,104	73,703
Segment Data					
Revenues					
Direct Marketing	$ 614,270	$ 601,283	$ 585,988	$ 732,740	$ 732,461
Shoppers	236,495	259,243	274,155	350,081	430,425
Total revenues	$ 850,765	$ 860,526	$ 860,143	$ 1,082,821	$ 1,162,886
Operating income (loss)					
Direct Marketing	$ 83,490	$ 86,748	$ 95,812	$ 103,121	$ 108,796
Shoppers	3,147	15,602	(1,354)	25,884	70,784
General corporate	(11,231)	(11,297)	(12,028)	(11,688)	(14,653)
Total operating income	$ 75,406	$ 91,053	$ 82,430	$ 117,317	$ 164,927
Capital expenditures	$ 21,034	$ 17,449	$ 9,011	$ 19,947	$ 28,217
Balance sheet data (at end of period)					
Current assets	$ 275,517	$ 268,463	$ 256,599	$ 241,203	$ 265,680
Property, plant and equipment, net	71,583	72,659	78,399	97,433	112,354
Goodwill and other intangibles, net	580,640	581,439	569,163	570,866	564,522
Total assets	932,514	926,880	908,151	913,566	951,926
Total debt	179,438	193,000	239,688	270,625	259,125
Total stockholders' equity	$ 446,355	$ 437,823	$ 401,643	$ 356,372	$ 408,512

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note About Forward-Looking Statements

This report, including this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), contains "forward-looking statements" within the meaning of the federal securities laws. All such statements are qualified by the cautionary note included under Item 1A above, which is provided pursuant to the safe harbor provisions of Section 27A of the 1933 Act and Section 21E of the 1934 Act. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Overview

The following MD&A section is intended to help the reader understand the results of operations and financial condition of Harte-Hanks, Inc. (Harte-Hanks). This section is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements.

Harte-Hanks is a worldwide direct and targeted marketing company that provides multichannel direct and digital marketing services and shopper advertising opportunities to a wide range of local, regional, national and international consumer and business-to-business marketers. We manage our operations through two operating segments: Direct Marketing and Shoppers.

Our Direct Marketing services offer a wide variety of integrated, multichannel, data-driven solutions for top brands around the globe. We help our clients gain insight into their customers' behaviors from their data and use that insight to create innovative multichannel marketing programs to deliver a return on marketing investment. We believe our clients' success is determined not only by how good their tools are, but how well we help them use the tools to gain insight and analyze their consumers. This results in a strong and enduring relationship between our clients and their customers. We offer a full complement of capabilities and resources to provide a broad range of marketing services and data management software, in media from direct mail to email, including:

- agency and digital services;
- database marketing solutions;
- data quality software and services with Trillium Software;
- direct mail and supply chain management;
- fulfillment and contact centers; and
- lead generation.

In 2011, our Direct Marketing segment had revenues of $614.3 million, which represented 72% of our total revenues.

Harte-Hanks Shoppers is North America's largest owner, operator and distributor of shopper publications (based on weekly circulation and revenues). Shoppers are weekly advertising publications delivered free by mail to households and businesses in a particular geographic area. Through print and digital offerings, Shoppers is a trusted local source for saving customers money and helping businesses grow. Shoppers offer advertisers a geographically targeted, cost-effective local advertising system, with virtually 100% penetration in their area of distribution. Shoppers are particularly effective in large markets with high media fragmentation in which major metropolitan newspapers generally have low penetration. Our Shoppers segment also provides online advertising and other services through our websites, *PennySaverUSA.com®* and *TheFlyer.com®*, as well as business websites and search–engine marketing. Our websites are online advertising portals, bringing buyers and sellers together through our online offerings, such as local classifieds, business listings, coupons, special offers and PowerSites. PowerSites are templated websites for our customers, optimized to help small and medium-sized business owners establish a web presence and improve their lead generation. At December 31, 2011, we were publishing approximately 6,000 PowerSites weekly.

At December 31, 2011, our Shoppers publications were zoned into approximately 950 separate editions with total circulation of approximately 11.3 million shopper packages in California and Florida each week. Shoppers are delivered in five major markets covering the greater Los Angeles market, the greater San Diego market, Northern California, South Florida and the greater Tampa market.

In 2011, our Shoppers segment had revenues of $236.5 million, which represented 28% of our total revenues.

We derive revenues from the sale of direct marketing services and shopper advertising services.

Our businesses continued to face challenging economic environments in 2011, which negatively impacted our financial performance. Marketing budgets are often more discretionary in nature, and are easier to reduce in the short-term than other expenses in response to weak economic conditions. Difficult economic conditions and consolidation and bankruptcies of customers and prospective customers in the industry verticals that we serve have resulted in pricing pressures and in reduced demand for our products and services.

As a worldwide business, Direct Marketing is affected by general national and international economic and business conditions. Direct Marketing revenues are also affected by the economic fundamentals of each industry that we serve, various market factors, including the demand for services by our clients, and the financial condition of and budgets available to specific clients, among other factors. The fourth quarter of 2011 was the highest revenue quarter in three years, and the sixth consecutive quarter that Direct Marketing has shown good year-over-year growth (excluding the one-time project in 2010 described below). We remain committed to making the investments necessary to execute our multichannel strategy while also adjusting our cost structure to reduce costs in the parts of the business that are not growing as fast. We believe these actions will improve our profitability in future periods.

Our Shoppers business operates in regional markets in California and Florida and is greatly affected by the strength of the state and local economies. Revenues from our Shoppers business are largely dependent on local advertising expenditures in the areas of California and Florida in which we operate. During 2011, the adverse economic conditions we have experienced since the second half of 2007 in California and Florida continued. As a result we expect to have further challenges before performance improves. We see little, if any, improvement in the California economy, and only slightly better improvement in the Florida economy. In response, during the first half of 2011, we continued our efforts to reduce expenses in the Shoppers business, primarily through organizational restructuring and headcount reductions, and incurred $4.1 million of related charges. Of these charges, $3.9 million were related to the retirement of our Shoppers President, Pete Gorman, and severance due to headcount reductions. The remaining charges were related to facilities and other miscellaneous items. We continue to invest in our digital strategy where we are seeing good revenue growth and are adding capabilities that add value for our readers and advertisers. We believe the steps we are taking to improve overall efficiency, combined with our digital strategy, will make our Shoppers business well positioned when the economies in California and Florida improve.

Our principal operating expense items are labor, postage and transportation.

Results of Operations

Operating results were as follows:

In thousands except per share amounts	2011	% Change	2010	% Change	2009
Revenues	$ 850,765	-1.1	$ 860,526	0.0	$ 860,143
Operating expenses	775,359	0.8	769,473	-1.1	777,713
Operating income	$ 75,406	-17.2	$ 91,053	10.5	$ 82,430
Net income	$ 44,198	-17.5	$ 53,604	12.3	$ 47,715
Diluted earnings per share	$ 0.70	-16.7	$ 0.84	12.0	$ 0.75

Year ended December 31, 2011 vs. Year ended December 31, 2010

Revenues

Consolidated revenues decreased $9.8 million, to $850.8 million, and operating income decreased 17.2%, to $75.4 million, in 2011 compared to 2010. Our overall results reflect increased revenues of $13.0 million, or 2.2%, from our Direct Marketing segment and decreased revenues of $22.7 million, or 8.8%, from our Shoppers segment. The Direct Marketing results were affected by a large, one-time, voluntary recall project performed for a long-time pharmaceutical customer during the second half of 2010. Excluding the results from this project, total Direct Marketing revenues increased $29.1 million, or 5.0% in 2011 compared to 2010. Direct Marketing experienced increased revenues from our select, retail and financial verticals, which were partially offset by decreased revenues from our healthcare and high-tech vertical. The August 2010 acquisition of Information Arts also contributed to the 2011 revenue growth. Shoppers revenue performance reflects the continued impact that the difficult economic environments in California and Florida are having on our Shoppers business. The decrease in revenues was the result of decreased sales in established markets, including declines in most revenue categories.

Operating Expenses

Overall operating expenses increased 0.8%, to $775.4 million, in 2011 compared to 2010. The overall increase in operating expenses was driven by increased operating expenses in Direct Marketing of $16.2 million, or 3.2%. The Direct Marketing increase was primarily due to increased headcount to support revenues and improve our database service capabilities, higher mail supply chain costs on higher transportation volumes, increased travel and increased employee recruiting. The acquisition of Information Arts also contributed to the increase in Direct Marketing operating expenses. Shoppers operating expenses decreased $10.3 million, or 4.2%, due to lower variable payroll costs, decreased postage due to lower distribution volumes and the elimination of the second day edition, decreased outsourced costs on lower volumes, decreased lease expense due to facility consolidations, and a $1.3 million reduction of a legal accrual. The overall decrease at Shoppers was partially offset by $4.1 million of charges recognized in the first half of 2011 related to our efforts to reduce expenses in the Shoppers business. Of these charges, $3.9 million related to the retirement of the President of our Shoppers business and severance due to headcount reductions. The remaining charges related to facilities and other miscellaneous items. The decrease at Shoppers was also partially offset by a non-recurring postal incentive rebate earned in the third quarter of 2010 and an increase in newsprint expense due to higher paper rates. Excluding the retirement, severance and other charges, and the legal accrual reduction, Shoppers operating expenses decreased $13.1 million, or 5.4%.

Net Income/Earnings Per Share

Net income decreased 17.5%, to $44.2 million, and diluted earnings per share decreased 16.7%, to $0.70 per share, in 2011 compared to 2010. The decreases in net income and diluted earnings per share were a result of decreased operating income from both Shoppers and Direct Marketing, higher interest expense, and a higher effective tax rate in 2011 compared to 2010. These decreases were partially offset by a $2.3 million gain on the sale of land adjacent to our Shopper's Brea facility, and a $1.3 million change in net foreign currency transaction gains and losses.

Year ended December 31, 2010 vs. Year ended December 31, 2009

Revenues

Consolidated revenues increased $0.4 million, to $860.5 million, and operating income increased 10.5%, to $91.1 million, in 2010 compared to 2009. Our overall results reflect increased revenues of $15.3 million, or 2.6%, from our Direct Marketing segment and decreased revenues of $14.9 million, or 5.4%, from our Shoppers segment. Direct Marketing experienced increased revenues from our pharma/healthcare, select, retail and financial verticals, which were partially offset by decreased revenues from our high-tech vertical. Direct Marketing revenues were helped by a large, one-time, voluntary recall project for a long time Direct Marketing customer during the second half of 2010. While the results from our verticals are mixed, the overall results reflect the effects of the difficult economic environment, including reduced volumes and price reductions, on our Direct Marketing business during 2010. The August 2010 acquisition of Information Arts also contributed to the 2010 revenue growth. Shoppers revenue performance reflects the continued impact that the difficult economic environments in California and Florida are having on our Shoppers business. The decrease in Shoppers revenues was the result of decreased sales in established markets, including declines in most revenue categories, and curtailment of circulation of approximately 700,000 addresses in February of 2009. On a comparable circulation basis, Shoppers revenues decreased approximately 5.3%.

Operating Expenses
Overall operating expenses decreased 1.1%, to $769.5 million, in 2010 compared to 2009. The overall decrease in operating expenses was driven by decreased operating expenses in Shoppers of $31.9 million, or 11.6%, and decreased general corporate expense of $0.7 million, or 6.1%, partially offset by an increase of $24.4 million, or 5.0%, in Direct Marketing. The decrease at Shoppers was primarily due to a $7.0 million legal settlement in 2009, lower payroll expense as a result of headcount reductions, decreased paper costs resulting from lower average paper rates and declines in volumes, decreased facility lease costs as a result of a lease write-off in 2009, and decreased postage costs as a result of a non-recurring postal incentive rebate received in 2010 and a decline in distribution volumes. The Direct Marketing increase was primarily due to the one-time project described previously, increased outsourced costs resulting from increased outsourced volumes, higher mail supply chain costs along with higher transportation volumes, and increased incentive compensation. A $2.6 million decrease in pension expense, resulting from the increase in the market value of our pension plan assets during the calendar year 2009, also contributed to the overall decrease in operating expenses.

Net Income/Earnings Per Share
Net income increased 12.3%, to $53.6 million, and diluted earnings per share increased 12.0%, to $0.84 per share, in 2010 compared to 2009. The increases in net income and diluted earnings per share were a result of increased operating income from Shoppers, decreased general corporate expense and lower interest expense, partially offset by decreased operating income from Direct Marketing and a higher effective tax rate in 2010 compared to 2009.

Direct Marketing
Direct Marketing operating results were as follows:

In thousands	2011	% Change	2010	% Change	2009
Revenues	$ 614,270	2.2	$ 601,283	2.6	$ 585,988
Operating expenses	530,780	3.2	514,535	5.0	490,176
Operating income	$ 83,490	-3.8	$ 86,748	-9.5	$ 95,812

Year ended December 31, 2011 vs. Year ended December 31, 2010
Revenues
Direct Marketing revenues increased $13.0 million, or 2.2%, in 2011 compared to 2010. These results were affected by a large, one-time, voluntary recall project performed for a long-time pharmaceutical customer during the second half of 2010. Excluding the results from this project, total Direct Marketing revenues increased $29.1 million, or 5.0%, in 2011 compared to 2010. Our 2011 results reflect an increase (as a percentage) in the high teens from our select vertical compared to 2010. Our retail vertical experienced revenue growth in the high single digits, while our financial vertical was up in the mid single digits. Our healthcare vertical declined in the high teens and our high-tech vertical declined in the mid single digits. The results from our healthcare vertical were affected by the large, one-time project described above. Revenues from our vertical markets are impacted by, among other things, the economic fundamentals of each industry, various market factors, including the demand for services by our clients, and the financial condition of and budgets available to specific clients. The August 2010 acquisition of Information Arts also contributed to the 2010 revenue growth.

Future revenue performance will depend on, among other factors, the overall strength of the national and international economies and how successful we are at maintaining and growing business with existing clients, acquiring new clients and meeting client demands. We believe that in the long-term an increasing portion of overall marketing and advertising expenditures will be moved from other advertising media to the targeted media space, the results of which can be more effectively tracked, enabling measurement of the return on marketing investment, and that our business will benefit as a result. In the fourth quarter of 2011 we were notified by one of our top customers that they were making a change to their advertising strategy, which will reduce or eliminate some of the advertising volumes we currently provide for them. This change will negatively affect our revenue performance in 2012. However, despite this change, they continue to be a customer of other services we provide, and will remain one of our top 10 customers.

The postage cost of program mailings is borne by our clients and is not directly reflected in our revenues or expenses.

Operating Expenses
Operating expenses increased $16.2 million, or 3.2%, in 2011 compared to 2010. Labor costs increased $9.3 million, or 3.5%, due to increased headcounts to support revenues and improve our database service capabilities. Production and distribution costs increased $6.4 million, or 3.4%, due to higher mail supply chain costs on higher transportation volumes. General and administrative expense increased $2.2 million, or 4.8%, due primarily to an increase in travel and employee recruiting. Depreciation and software amortization expense decreased $1.6 million, or 9.5%, due to decreased capital expenditures over the last few years. Intangible asset amortization was down $0.1 million, or 20.9%, due to certain intangible assets becoming fully amortized.

Direct Marketing's largest cost components are labor, outsourced costs and mail supply chain costs. Each of these costs is somewhat variable and tends to fluctuate with revenues and the demand for our direct marketing services. Mail supply chain costs have increased significantly in the last two years, contributing to the overall increase in operating expenses. Future changes in mail supply chain costs will continue to impact Direct Marketing's total production costs and total operating expenses, and may have an impact on future demand for our supply chain management.

<u>Year ended December 31, 2010 vs. Year ended December 31, 2009</u>
Revenues
Direct Marketing revenues increased $15.3 million, or 2.6%, in 2010 compared to 2009. These results reflect an increase of over 15% from our pharma/healthcare vertical compared to 2009. The growth in the pharma/healthcare vertical was helped by a large, one-time, voluntary recall project for a long time Direct Marketing customer during the second half of 2010. Our select and retail verticals experienced revenue growth in the mid single digits (as a percentage) and our financial vertical grew in the low single digits. Our high-tech vertical declined in the mid single digits. While the results from our verticals are mixed, the overall results reflect the effects of the difficult economic environment, including reduced volumes and price reductions, on our Direct Marketing business during 2010. The August 2010 acquisition of Information Arts also contributed to the 2010 revenue growth.

Operating Expenses
Operating expenses increased $24.4 million, or 5.0%, in 2010 compared to 2009. The one-time project described previously contributed to this increase. Labor costs increased $2.9 million, or 1.1%, due to increased incentive compensation and commissions as a result of revenue performance. This increase was partially offset by lower payrolls due to lower average headcount, decreased severance, decreased healthcare expense and decreased pension expense. Production and distribution costs increased $20.8 million, or 12.7%, due to increased outsourced costs resulting from increased outsourced volumes, and higher mail supply chain costs along with higher transportation volumes. This increase was partially offset by decreased lease expense due to facility consolidations. General and administrative expense increased $4.8 million, or 11.9%, due primarily to an increase in travel, employee recruiting, facilities costs and bad debt expense. Depreciation and software amortization expense decreased $3.7 million, or 18.0%, due to decreased capital expenditures over the last few years. Intangible asset amortization decreased $0.4 million, or 59.6%, as certain intangible assets became fully amortized.

Shoppers

Shoppers operating results were as follows:

In thousands	2011	% Change	2010	% Change	2009
Revenues	$ 236,495	-8.8	$ 259,243	-5.4	$ 274,155
Operating expenses	233,348	-4.2	243,641	-11.6	275,509
Operating income	$ 3,147	-79.8	$ 15,602	1,252.3	$ (1,354)

Year ended December 31, 2011 vs. Year ended December 31, 2010

Revenues

Shoppers revenues decreased $22.7 million, or 8.8%, in 2011 compared to 2010. These results reflect the continued impact that the difficult economic environments in California and Florida are having on our Shoppers business. The decrease in revenues was the result of decreased sales in established markets, including declines in most revenue categories. At December 31, 2011, our Shoppers circulation reached approximately 11.3 million addresses in California and Florida each week. Other than the elimination of the second day edition in Southern California in early 2011, we have not made any significant changes to our circulation since the first quarter of 2009. We continue to evaluate all of our circulation performance and may make further circulation reductions in the future as part of our efforts to address the difficult economic conditions in California and Florida.

Future revenue performance will depend on, among other factors, the overall strength of the California and Florida economies, as well as how successful we are at maintaining and growing business with existing clients, and acquiring new clients.

Operating Expenses

Operating expenses decreased $10.3 million, or 4.2%, in 2011 compared to 2010. During the first half of 2011, we incurred $4.1 million of charges through our efforts to reduce expenses in the Shoppers business, primarily through organizational restructuring and headcount reductions. Of these charges, $3.9 million related to the retirement of the President of our Shoppers business and severance due to headcount reductions. The remaining charges related to facilities and other miscellaneous items. Total labor costs decreased $4.4 million, or 5.5%, due to lower variable payroll costs from lower ad sales, headcount reductions and lower incentive compensation. Excluding the severance and retirement charges described above, total labor costs decreased $8.5 million, or 10.5%. Total production costs decreased $3.2 million, or 2.3%, due primarily to decreased postage costs as a result of a decline in distribution volumes and the elimination of the second day edition in Southern California, decreased outsourced costs resulting from decreased outsourced volumes, and decreased lease expense due to facility consolidations and eliminations. These decreases were partially offset by a non-recurring postal incentive rebate received in the third quarter of 2010 and an increase in newsprint expense due to higher paper rates. Total general and administrative costs decreased $2.1 million, or 11.3%, due primarily to a $1.3 million reduction of a legal accrual. Depreciation and software amortization expense decreased $0.4 million, or 7.7%, due to decreased capital expenditures in the last few years. Intangible asset amortization decreased $0.1 million, or 18.6%, as certain intangible assets became fully amortized. Excluding the retirement, severance and other charges, and the legal accrual reduction, Shoppers operating expenses decreased $13.1 million, or 5.4%.

Shoppers' largest cost components are labor, postage and paper. Shoppers' labor costs are partially variable and tend to fluctuate with circulation, volumes and revenues. Standard postage rates have increased in recent years, and increased again in April 2011 and January 2012. Shoppers' postage rates increased by less than 1.0% as a result of the April 2011 rate increase, and increased by approximately 2.1% as a result of the January 2012 rate increase. These postage rate increases, and any additional future changes in postage rates will affect Shoppers' production costs. The U. S. Postal Service has also proposed various changes in its services to address its financial performance, such as delivery frequency and facility access. At this point we do not believe the proposed changes will have a material impact on our Shoppers business. Shoppers' newsprint prices increased in the second half of 2010 and continued to increase in 2011, causing the increase in Shoppers' paper costs.

Newsprint prices are expected to continue to increase in the first half of 2012 and then stay at these higher rates through the end of 2012. Any future changes in newsprint prices will affect Shoppers' production costs.

Year ended December 31, 2010 vs. Year ended December 31, 2009

Revenues

Shoppers revenues decreased $14.9 million, or 5.4%, in 2010 compared to 2009. These results reflect the continued impact that the difficult economic environments in California and Florida are having on our Shoppers business. The decrease in revenues was the result of decreased sales in established markets, including declines in most revenue categories, and curtailment of circulation of approximately 700,000 addresses in February of 2009. The net impact of this circulation curtailment was a reduction in Shoppers revenues of $0.5 million in 2010 compared to 2009. On a comparable circulation basis, Shoppers revenues decreased approximately 5.3%. Our real estate, grocery, and automotive sectors all declined in 2010, while our educational services, health services, and communications sectors all showed revenue improvement. Our digital revenues continue to grow, primarily as a result of our PowerSite sales. At December 31, 2010, our Shoppers circulation reached approximately 11.2 million shopper packages in California and Florida each week.

Operating Expenses

Operating expenses decreased $31.9 million, or 11.6%, in 2010 compared to 2009. A $7.0 million legal settlement in the fourth quarter of 2009 contributed to this decrease. Excluding this legal settlement, operating expenses decreased $24.9 million, or 9.3%. Total labor costs decreased $11.9 million, or 12.8%, as a result of reductions in our Shoppers workforce due to plant consolidations, administrative staff reductions, lower variable payroll costs from lower ad sales and volumes, lower severance costs, lower healthcare costs and lower pension expense. Total production costs decreased $9.8 million, or 6.7%, due primarily to decreased paper costs resulting from lower average paper rates and declines in volumes, decreased facility lease costs as a result of a lease write-off in the first quarter of 2009 related to consolidations and circulation curtailments, decreased postage costs as a result of a non-recurring postal incentive rebate received in the third quarter of 2010 and a decline in distribution volumes. Total general and administrative costs decreased $7.7 million, or 29.4%, due to the $7.0 legal settlement in the fourth quarter of 2009, and lower bad debt expense. Depreciation and software amortization expense decreased $2.1 million, or 27.3%, due to an accelerated depreciation charge in the first quarter of 2009 related to a facility consolidation in Florida, and decreased capital expenditures in the last few years. Intangible asset amortization decreased $0.3 million, or 29.7%, as certain intangible assets became fully amortized.

General Corporate Expense

Year ended December 31, 2011 vs. Year ended December 31, 2010

General corporate expense decreased $0.1 million, or 0.6%, in 2011 compared to 2010. This decrease was the result of lower incentive compensation due to overall financial results.

Year ended December 31, 2010 vs. Year ended December 31, 2009

General corporate expense decreased $0.7 million, or 6.1%, during 2010 compared to 2009. This decrease was primarily due to decreased pension expense resulting from the increase in the market value of our pension plan assets during the calendar year 2009.

Interest Expense

Interest expense increased $0.4 million, or 12.8%, in 2011 compared to 2010, due to a higher interest rate spread and an increased debt balance as a result of the 2011 Term Loan Facility, which replaced the 2006 Term Loan Facility in August 2011. Interest expense decreased $5.3 million, or 65.3%, in 2010 compared to 2009, due to lower outstanding debt levels and lower variable interest rates in 2010 compared to 2009. Our debt at December 31, 2011 and 2010 is described in Note D, Long-Term Debt, of the "Notes to Consolidated Financial Statements," included herein.

Interest Income
Interest income increased slightly in 2011 compared to 2010 due to higher returns on invested cash and cash equivalents in 2011. Interest income was up slightly in 2010 compared to 2009 as lower interest rates offset the increase in average cash and cash equivalents.

Other Income and Expense
Other income, net, was $1.5 million in 2011, a $3.6 million change from other net expense of $2.1 million in 2010. This change was primarily due to a $2.3 million gain on the sale of land adjacent to our Shopper's Brea facility, and a $1.3 million change in net foreign currency transaction gains and losses. Other net expense was $2.1 million in 2010, compared to other net expense of $2.5 million in 2009. This change was primarily due to a $0.6 million change in net foreign currency transaction gains and losses.

Income Taxes
Year ended December 31, 2011 vs. Year ended December 31, 2010
Income taxes decreased $2.9 million in 2011 compared to 2010 due to lower pretax income levels, partially offset by a higher effective tax rate. The effective income tax rate for 2011 was 40.3% compared to 37.9% in 2010. The increase in the effective tax rate is primarily due to a reduction to our uncertain tax liabilities related to state income taxes in 2010.

Year ended December 31, 2010 vs. Year ended December 31, 2009
Income taxes increased $8.5 million in 2010 compared to 2009 due to higher pretax income levels and a higher effective tax rate. The effective income tax rate for 2010 was 37.9% compared to 33.7% in 2009. The increase in the effective tax rate is primarily due to a reduction to our uncertain tax liabilities related to state income taxes in 2009.

Economic Climate and Impact on our Financial Statements

The current economic climate in California and Florida has had a negative impact on our Shoppers' operations and cash flows for the year ended December 31, 2011, and our financial position at December 31, 2011. We cannot predict the timing, strength or duration of any improvement in the current difficult economic environment in California and Florida. If the economic climate and markets we serve deteriorate, we may record charges related to restructuring costs and the impairment of goodwill, other intangibles and long-lived assets, and our operations, cash flows and financial position may be materially and adversely affected.

Liquidity and Capital Resources

Sources and Uses of Cash
As of December 31, 2011, cash and cash equivalents were $86.8 million, increasing $0.8 million from cash and cash equivalents at December 31, 2010. This net increase was a result of net cash provided by operating activities of $60.7 million, offset by net cash used in investing activities of $17.6 million and net cash used in financing activities of $42.2 million.

Operating Activities
Net cash provided by operating activities in 2011 was $60.7 million, compared to $95.9 million in 2010. The $35.2 million year-over-year decrease was primarily attributable to the decrease in net income and changes within working capital assets and liabilities.

In 2011, our principal working capital changes, which directly affected net cash provided by operating activities, were as follows:

- An increase in accounts receivable attributable to customers taking longer to pay. Days sales outstanding were approximately 64 days at December 31, 2011 and 59 days at December 31, 2010;
- A decrease in inventory due to purchasing and holding higher levels of newsprint inventory in the fourth

quarter of 2010 and first quarter of 2011 in advance of increases in newsprint prices;

- An increase in prepaid expenses and other current assets due to timing of payments;
- A decrease in accounts payable due to the $7.0 million payment of a legal settlement in 2011 that was accrued at December 31, 2010, and lower overall production and distribution costs in the fourth quarter of 2011 than in the fourth quarter of 2010;
- A decrease in accrued payroll and related expenses due to lower accrued incentive compensation at December 31, 2011 than at December 31, 2010;
- A decrease in customer deposits, unearned revenue and other current liabilities due to timing of receipts and decrease in revenue levels; and
- An increase in income taxes payable due to the timing of estimated taxes payments in 2011.

Investing Activities
Net cash used in investing activities was $17.6 million in 2011, compared to $30.1 million in 2010. The $12.6 million decrease is the result of the August 2010 acquisition of Information Arts and $3.4 million received in connection with the sale of land in 2011. The decrease was partially offset by a $3.6 million increase in capital spending in 2011 compared to 2010.

Financing Activities
Net cash used in financing activities was $42.2 million in 2011 compared to $66.2 million in 2010. The $24.1 million decrease is attributable primarily to $33.1 million less net debt repayments in 2011 than in 2010 due to the new five-year $122.5 million term loan facility obtained in August 2011. This decrease was partially offset by the repurchase of $8.4 million of treasury stock in 2011 and $1.2 million more dividends paid in 2011 than in 2010.

Credit Facilities
On March 7, 2008, we entered into a four-year $100 million term loan facility (2008 Term Loan Facility) with Wells Fargo Bank, N.A., as Administrative Agent. The 2008 Term Loan Facility matures on March 7, 2012. For each borrowing under the 2008 Term Loan Facility, we can generally choose to have the interest rate for that borrowing calculated based on either (i) the LIBOR rate (as defined in the 2008 Term Loan Facility), plus a spread which is determined based on our total debt-to-EBITDA ratio (as defined in the 2008 Term Loan Facility) then in effect, and ranges from 0.40% to 0.75% per annum, or (ii) the higher of Wells Fargo Bank's prime rate in effect on such date or the Federal Funds rate in effect on such date plus 0.50%. There is a facility fee that we are also required to pay under the 2008 Term Loan Facility that is based on a rate applied to the outstanding principal balance owed under the 2008 Term Loan Facility. The facility fee rate ranges from 0.10% to 0.25% per annum, depending on our total debt-to-EBITDA ratio then in effect. We may elect to prepay the 2008 Term Loan Facility at any time without incurring any prepayment penalties. At December 31, 2011, we had $60.0 million outstanding under the 2008 Term Loan Facility.

On August 12, 2010, we entered into a new three-year $70 million revolving credit facility, which includes a $25 million accordion feature, a $25 million letter of credit sub-facility and a $5 million swing line loan sub-facility (2010 Revolving Credit Facility), with Bank of America, N.A., as Administrative Agent. The 2010 Revolving Credit Facility permits us to request up to a $25 million increase in the total amount of the facility. The 2010 Revolving Credit Facility matures on August 12, 2013. For each borrowing under the 2010 Revolving Credit Facility, we can generally choose to have the interest rate for that borrowing calculated on either (i) the LIBOR rate (as defined in the 2010 Revolving Credit Facility) for the applicable interest period, plus a spread which is determined based on our total net debt-to-EBITDA ratio (as defined in the 2010 Revolving Credit Facility) then in effect, which ranges from 2.25% to 3.00% per annum; or (ii) the highest of (a) the Federal Funds Rate plus 0.50%, (b) the Agent's prime rate, and (c) the LIBOR rate plus 1.00%, plus a spread which is determined based on our total net debt-to-EBITDA ratio then in effect, which ranges from 1.25% to 2.00% per annum. There is a facility fee that we are also required to pay under the 2010 Revolving Credit Facility. The facility fee rate ranges from 0.40% to 0.45% per annum, depending on our total net debt-to-EBITDA ratio then in effect. In addition, there is a letter of credit fee with respect to outstanding letters of credit. That fee is calculated by applying a rate equal to the spread applicable to LIBOR based loans plus a fronting fee of 0.125%

per annum to the average daily undrawn amount of the outstanding letters of credit. We may elect to prepay the 2010 Revolving Credit Facility at any time. At December 31, 2011, we did not have any outstanding amounts drawn against our 2010 Revolving Credit Facility. At December 31, 2011, we had letters of credit totaling $10.1 million issued under the 2010 Revolving Credit Facility, decreasing the amount available for borrowing to $59.9 million.

On August 16, 2011, we entered into a five-year $122.5 million term loan facility (2011 Term Loan Facility) with Bank of America, N.A., as Administrative Agent. The 2011 Term Loan Facility matures on August 16, 2016. A portion of the proceeds from the 2011 Term Loan Facility were used to pay off the remaining $97.5 million obligation related to the 2006 Term Loan Facility. We plan to use the remaining proceeds for general corporate purposes. For each borrowing under the 2011 Term Loan Facility, we can generally choose to have the interest rate for that borrowing calculated based on either (i) the LIBOR rate (as defined in the 2011 Term Loan Facility) for the applicable interest period, plus a spread (ranging from 2.00% to 2.75% per annum) based on our total net funded debt-to-EBITDA ratio (as defined in the 2011 Term Loan Facility) then in effect; or (ii) the highest of (a) the Agent's prime rate, (b) the BBA daily floating rate LIBOR, as determined by Agent for such date, plus 1.00%, and (c) the Federal Funds Rate plus 0.50%, plus a spread (ranging from 1.00% to 1.75% per annum) based on our total net funded debt-to-EBITDA ratio then in effect. We may elect to prepay the 2011 Term Loan Facility at any time without incurring any prepayment penalties. At December 31, 2011, we had $119.4 million outstanding under the 2011 Term Loan Facility.

Under all of our credit facilities we are required to maintain an interest coverage ratio of not less than 2.75 to 1 and a total debt-to-EBITDA ratio of not more than 3.0 to 1. The credit facilities also contain customary covenants restricting our and our subsidiaries' ability to:

- authorize distributions, dividends, stock redemptions and repurchases if a payment event of default has occurred and is continuing;
- enter into certain merger or liquidation transactions;
- grant liens;
- enter into certain sale and leaseback transactions;
- have foreign subsidiaries account for more than 20% of the consolidated revenue, assets or EBITDA of Harte-Hanks and its subsidiaries, in the aggregate;
- enter into certain transactions with affiliates; and
- allow the total indebtedness of Harte-Hanks' subsidiaries to exceed $20.0 million.

The credit facilities each also include customary covenants regarding reporting obligations, delivery of notices regarding certain events, maintaining our corporate existence, payment of obligations, maintenance of our properties and insurance thereon at customary levels with financially sound and reputable insurance companies, maintaining books and records and compliance with applicable laws. The credit facilities each also provide for customary events of default including nonpayment of principal or interest, breach of representations and warranties, violations of covenants, failure to pay certain other indebtedness, bankruptcy and material judgments and liabilities, certain violations of environmental laws or ERISA or the occurrence of a change of control. Our material domestic subsidiaries have guaranteed the performance of Harte-Hanks under our credit facilities. As of December 31, 2011, we were in compliance with all of the covenants of our credit facilities.

Contractual Obligations

Contractual obligations at December 31, 2011 are as follows:

In thousands,	Total	2012	2013	2014	2015	2016	Thereafter
Debt	$ 179,438	$ 69,188	$ 12,250	$ 15,313	$ 18,375	$ 64,312	$ 0
Operating leases	48,794	16,846	12,446	7,973	4,757	2,706	4,066
Capital leases	734	424	227	61	22	0	0
Deferred compensation liability	3,499	702	702	702	352	0	1,041
Unfunded pension plan benefit payments	25,647	1,094	1,119	1,307	1,365	1,379	19,383
Other long-term obligations	429	228	198	3	0	0	0
Total contractual cash obligations	$ 258,541	$ 88,482	$ 26,942	$ 25,359	$ 24,871	$ 68,397	$ 24,490

At December 31, 2011, we had total letters of credit in the amount of $10.9 million. No amounts were drawn against these letters of credit at December 31, 2011. These letters of credit renew annually and exist to support insurance programs relating to workers' compensation, automobile and general liability. We had no other off-balance sheet arrangements at December 31, 2011.

Dividends

We paid a quarterly dividend of 8.0 cents and 7.5 cents per common share in each of the quarters in the years ended December 31, 2011 and 2010, respectively. We currently plan to pay a quarterly dividend of 8.5 cents per common share in 2012, although any actual dividend declaration can be made only upon approval of our Board of Directors, based on its business judgment. We have paid consecutive quarterly dividends since the first quarter of 1995.

Share Repurchase

We repurchased 1.0 million shares of our common stock under our stock repurchase program in 2011 at a total cost of $8.4 million. Since the beginning of our January 1997 stock repurchase program, we have supported our stockholders by spending more than $1.2 billion to repurchase 64.9 million shares through December 31, 2011. As of December 31, 2011, we had authorization to repurchase 9.5 million additional shares under this program.

Outlook

We consider such factors as total cash and cash equivalents, current assets, current liabilities, total debt, revenues, operating income, cash flows from operations, investing activities and financing activities when assessing our liquidity. Our primary sources of liquidity have been cash and cash equivalents on hand and cash generated from operating activities. Our management of cash is designed to optimize returns on cash balances and to ensure that it is readily available to meet our operating, investing and financing requirements as they arise. Capital resources are also available from and provided through our 2010 Revolving Credit Facility, subject to the terms and conditions of that facility.

The amount of cash on hand and borrowings available under our 2010 Revolving Credit Facility are influenced by a number of factors, including fluctuations in our operating results, revenue growth, accounts receivable collections, working capital changes, capital expenditures, tax payments, share repurchases, pension plan contributions, acquisitions and dividends.

As of December 31, 2011, we had $59.9 million of unused borrowing capacity under our 2010 Revolving Credit Facility and a cash balance of $86.8 million. Based on our current operational plans, we believe that our cash on hand, cash provided by operating activities, and availability under the 2010 Revolving Credit Facility will be sufficient to fund operations, anticipated capital expenditures, payments of principal and interest on our borrowings, and dividends on our common stock for the next 12 months. Nevertheless, we cannot predict the impact on our business performance of the economic climate in the U.S. and other economies in which we operate. A lasting economic recession in the United States and other economies could have a material adverse effect on our business, financial position or operating results.

The 2008 Term Loan Facility matures on March 7, 2012, and we are scheduled to make principal payments of $61.5 million during the first quarter of 2012. We plan to make these scheduled principal payments using cash on hand, cash provided by operating activities and availability under the 2010 Revolving Credit Facility.

Critical Accounting Policies

Critical accounting policies are defined as those that, in our judgment, are most important to the portrayal of our company's financial condition and results of operations and which require complex or subjective judgments or estimates. The areas that we believe involve the most significant management estimates and assumptions are detailed below. Actual results could differ materially from those estimates under different assumptions and conditions. Historically, actual results have not differed significantly from our estimates.

Revenue Recognition

We recognize revenue when all of the following criteria are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) the service has been performed or the product has been delivered.

Payments received in advance of the performance of services or delivery of the product are recorded as deferred revenue until such time as the services are performed or the product is delivered.

Our accounting policy for revenue recognition has an impact on our reported results and relies on certain estimates that require judgments on the part of management. The portion of our revenue that is most subject to estimates and judgments is revenue recognized using the proportional performance method, as discussed below.

Direct Marketing revenue is derived from a variety of services and products, and may be billed at hourly rates, monthly rates or a fixed price. For all sales, we require either a purchase order, a statement of work signed by the client, a written contract, or some other form of written authorization from the client.

Revenue from agency and creative services, analytical services and market research is typically billed based on time and materials or at a fixed price. If billed at a fixed price, revenue is recognized on a proportional performance basis as the services specified in the arrangement are performed. In most cases, proportional performance is based on the ratio of direct costs incurred to total estimated costs where the costs incurred, primarily labor hours and outsourced services, represent a reasonable surrogate for output measures or contract performance. For fixed fee market research revenue streams, revenue is recognized in proportion to the value of service provided based on output criteria. Contracts accounted for under the proportional performance method constituted less than 5.0% of total Direct Marketing revenue and less than 3.0% of our total revenue for each of the years ended December 31, 2011, 2010 and 2009.

Revenue from email marketing, social media marketing and other digital solutions is recognized as the work is performed. Revenue from these services is typically based on a fixed price or rate given to the client.

Revenue associated with new marketing database builds is deferred until complete or until client acceptance. Upon completion or acceptance, revenue and direct build costs are then recognized over the term of the related arrangement as the services are provided. Revenue from database and website hosting services is recognized ratably over the contractual hosting period. Pricing for database builds are typically based on a fixed price and hosting fees are typically based on a fixed price per month or per contract.

Revenue from technology database subscriptions is based on a fixed price and is recognized ratably over the term of the subscription. Revenue from stand-alone technology data sales is recognized at the time of delivery.

Revenue from services such as data processing, printing, personalization of communication pieces using laser and inkjet printing, targeted mail, and transportation logistics is recognized as the work is performed. Revenue from these services is typically based on a fixed price or rate given to the client.

Revenue related to fulfillment and contact centers, including inbound and outbound calling and email management, is also typically based on a fixed price per transaction or service provided. Revenue from these services is recognized as the service or activity is performed.

Revenue from software arrangements involving multiple elements is allocated to each element based on the vendor-specific objective evidence of fair values of the respective elements. For software sales with multiple elements (for example, software licenses with undelivered post-contract customer support or "PCS"), we allocate revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements. This means we defer revenue from the software sale equal to the fair value of the undelivered elements. The fair value of PCS is based upon separate sales of renewals to other clients. The fair value of services, such as training and consulting, is based upon separate sales of these services to other clients.

The revenue allocated to PCS is recognized ratably over the term of the support period. Revenue allocated to professional services is recognized as the services are performed. The revenue allocated to software products, including time-based software licenses, is recognized, if collection is probable, upon execution of a licensing agreement and shipment of the software or ratably over the term of the license, depending on the structure and terms of the arrangement. If the licensing agreement is for a term of one year or less and includes PCS, we recognize the software and the PCS revenue ratably over the term of the license.

For certain non-software arrangements, we enter into contracts that include delivery of a combination of two or more of our service offerings. Such arrangements are divided into separate units of accounting, provided that the delivered element(s) has stand-alone value and objective and reliable evidence of the fair value of the undelivered element(s) exist(s).

When we are able to unbundle the arrangement into separate units of accounting, revenue from each service is recognized separately, and in accordance with our revenue recognition policy for each element. If we are unable to unbundle the arrangement into separate units of accounting, we apply one of the revenue recognition policies to the entire arrangement. This might impact the timing of revenue recognition, but would not change the total revenue recognized from the arrangement.

Shopper services are considered rendered, and the revenue recognized, when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the USPS.

Taxes collected from customers and remitted to governmental authorities are not reflected in our revenues or expenses.

Allowance for Doubtful Accounts

We maintain our allowance for doubtful accounts at a balance adequate to reduce accounts receivable to the amount of cash expected to be realized upon collection. The methodology used to determine the minimum allowance balance is based on our prior collection experience and is generally related to the accounts receivable balance in various aging categories. The balance is also influenced by specific clients' financial strength and circumstance. Accounts that are determined to be uncollectible are written off in the period in which they are determined to be uncollectible. Periodic changes to the allowance balance are recorded as increases or decreases to bad debt expense, which is included in the "Advertising, selling, general and administrative" line of our Consolidated Statements of Operations. We recorded bad debt expense of $1.6 million, $1.7 million and $2.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011 and 2010, our allowance for doubtful accounts was $3.3 million and $3.1 million, respectively. While we believe our reserve estimate to be appropriate, we may find it necessary to adjust the allowance for doubtful accounts if future bad debt expense exceeds the estimated reserve. Given the significance of accounts receivable to the consolidated financial statements, the determination of net realizable values is considered to be a critical accounting estimate.

Reserve for Healthcare, Workers' Compensation, Automobile and General Liability

We are self-insured for our workers' compensation, automobile, general liability and a portion of our healthcare insurance. We make various subjective judgments about a number of factors in determining our reserve for healthcare, workers' compensation, automobile and general liability insurance, and the related expense. Our deductible for individual healthcare claims is $0.2 million. Our deductible for workers' compensation is $0.5 million. We have a $0.3 million deductible for automobile and general liability claims. Our insurance administrator provides us with estimated loss reserves, based upon its experience dealing with similar types of claims, as well as amounts paid to date against these claims. We apply actuarial factors to both insurance estimated loss reserves and to paid claims and then determine reserve levels, taking into account these calculations. At December 31, 2011 and 2010, our reserve for healthcare, workers' compensation, automobile and general liability was $12.1 million and $12.4 million, respectively. If ultimate losses were 10% higher than our estimate at December 31, 2011, net income would be impacted by approximately $0.7 million, net of taxes. The amount that earnings would be impacted is dependent on the claim year and our deductible levels for that plan year. Periodic changes to the reserve for workers' compensation, automobile and general liability are recorded as increases or decreases to insurance expense, which is included in the "Advertising, selling, general and administrative" line of our Consolidated Statements of Operations. Periodic changes to the reserve for healthcare are recorded as increases or decreases to employee benefits expense, which is included in the "Labor" line of our Consolidated Statements of Operations.

Goodwill

Goodwill is recorded to the extent that the purchase price of an acquisition exceeds the fair value of the identifiable net assets acquired. We assess the impairment of our goodwill by determining the fair value of each of our reporting units and comparing the fair value to the carrying value for each reporting unit. We have identified our reporting units as Direct Marketing and Shoppers. At December 31, 2011 and 2010, the net book value of our goodwill was allocated to our reporting units as follows:

	December 31,	
In thousands	2011	2010
Direct Marketing	$ 398,164	$ 398,164
Shoppers	167,487	167,487
Total goodwill	$ 565,651	$ 565,651

We performed our annual goodwill impairment testing for both the Direct Marketing and Shoppers segments as of November 30, 2011. As quoted market prices are not available for our reporting units, estimated fair value was determined using a discounted cash flow (DCF) model and a cash flow multiple (CFM) model, with consideration of our overall market capitalization. The DCF and CFM models utilize projected financial results based on historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, the amount and timing of expected future cash flows, and perpetual growth rates. If a reporting unit's carrying amount exceeds its fair value, we must calculate the implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities (recognized and unrecognized) in a manner similar to a purchase price allocation, and then compare this implied fair value to its carrying amount. To the extent that the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recorded.

A summary of the critical assumptions utilized for our annual impairment test in 2011 are outlined below. We believe this information, coupled with our sensitivity analysis, provide relevant information to understand our goodwill impairment testing and evaluate our goodwill balances.

For the annual goodwill impairment test performed on November 30, 2011, we did not significantly change the methodology from 2010 to determine the fair value of our reporting units. We made changes to certain assumptions utilized in the models for 2011 compared with the prior year due to the U.S. and global economic environments, which affect Direct Marketing, and the economic environments in California and Florida, which affect Shoppers. The following is a summary analysis of the significant assumptions used in our models, as well as a sensitivity analysis on the impact of changes in certain assumptions to our overall conclusion concerning impairment of our goodwill balances.

Discount Rate
The discount rate represents the expected return on capital. The discount rate was determined using a target structure of 30% debt and 70% equity. We used the interest rate of a 30-year government security to determine the risk-free rate in our weighted average cost of capital calculation.

Growth Assumptions
Projected annual growth rates and terminal growth rates are primarily driven by management's best estimate of future performance, giving consideration to historical performance and existing and anticipated economic and competitive conditions.

Sensitivity Analysis
The estimated fair value of our Direct Marketing reporting unit was significantly above its carrying value.

In order to analyze the sensitivity of our assumptions on the results of our Shoppers impairment assessment, we determined the impact that a hypothetical 15% reduction in fair value would have on our conclusions. In the case of our Shoppers reporting unit, a 15% decline in fair value would not result in the reporting unit's carrying value to be in excess of its fair value.

The determination of the recoverability of goodwill requires significant judgment and estimates regarding future cash flows and fair values. These estimates are subject to change and could result in impairment losses being recognized in the future. If different reporting units or different valuation methodologies had been used, the impairment test results could have differed.

Stock-based Compensation
Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Determining the fair value of share-based awards requires judgment, including in some cases estimating expected term, volatility and dividend yield. In addition, judgment is required in estimating the amount of stock-based awards that are expected to be forfeited. If actual results differ significantly from some of these estimates, stock-based compensation expense and our results of operations could be materially impacted. For the years ended December 31, 2011, 2010 and 2009, we recorded total stock-based compensation expense of $5.0 million, $3.9 million and $3.9 million, respectively.

Recent Accounting Pronouncements
As discussed in Note A of the Notes to Consolidated Financial Statements, certain new financial accounting pronouncements have been issued which either have already been reflected in the accompanying consolidated financial statements, or will become effective for our financial statements at various dates in the future. The adoptions of these new accounting pronouncements have not and are not expected to have a material effect on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk includes the risk of loss arising from adverse changes in market rates and prices. We face market risks related to interest rate variations and to foreign exchange rate variations. From time to time, we may utilize derivative financial instruments as described below to manage our exposure to such risks.

We are exposed to market risk for changes in interest rates related to our credit facilities. Our earnings are affected by changes in short-term interest rates as a result of our credit facilities, which bear interest at variable rates based on LIBOR rates (effective 30 day LIBOR rate of 0.30% at December 31, 2011). The five-year 2011 Term Loan Facility has a maturity date of August 16, 2016. At December 31, 2011, our debt balance related to the 2011 Term Loan Facility was $119.4 million. The four-year 2008 Term Loan Facility has a maturity date of March 7, 2012. At December 31, 2011, our debt balance related to the 2008 Term Loan Facility was $60.0 million. The three-year $70 million 2010 Revolving Credit Facility has a maturity date of August 12, 2013. At December 31, 2011, we did not have any debt outstanding under the 2010 Revolving Credit Facility.

In September 2007, we entered into a two-year interest rate swap with a notional amount of $150 million and a fixed rate of 4.655% in order to limit a portion of our interest rate exposure by converting a portion of our variable-rate debt to fixed-rate debt. This interest rate swap expired on September 30, 2009.

Assuming the actual level of borrowings throughout 2011, and assuming a one percentage point change in the average interest rates, we estimate that our net income for 2011 would have changed by approximately $1.1 million. Due to our overall debt level and cash balance at September 30, 2011, anticipated cash flows from operations, and the various financial alternatives available to us should there be an adverse change in interest rates, we do not believe that we currently have significant exposure to market risks associated with changing interest rates.

Our earnings are also affected by fluctuations in foreign currency exchange rates as a result of our operations in foreign countries. Our primary exchange rate exposure is to the Euro, British pound sterling, Australian dollar, Philippine peso and Brazilian real. We monitor these risks throughout the normal course of business. The majority of the transactions of our U.S. and foreign operations are denominated in the respective local currencies. Changes in exchange rates related to these types of transactions are reflected in the applicable line items making up operating income in our Consolidated Statements of Operations. Due to the current level of operations conducted in foreign currencies, we do not believe that the impact of fluctuations in foreign currency exchange rates on these types of transactions is significant to our overall annual earnings. A smaller portion of our transactions are denominated in currencies other than the respective local currencies. For example, inter-company transactions that are expected to be settled in the near-term are denominated in U.S. dollars. Since the accounting records of our foreign operations are kept in the respective local currency, any transactions denominated in other currencies are accounted for in the respective local currency at the time of the transaction. Any foreign currency gain or loss from these transactions, whether realized or unrealized, results in an adjustment to income, which is recorded in "Other, net" in our Consolidated Statements of Operations. Transactions such as these amounted to $0.6 million in pre-tax currency transaction gains in 2011. At this time we have not entered into any foreign currency forward exchange contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

We do not enter into derivative instruments for any purpose other than cash flow hedging. We do not speculate using derivative instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements required to be presented under Item 8 are presented in the Consolidated Financial Statements and the notes thereto beginning at page F-1 of this Form 10-K (Financial Statements).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the 1934 Act). It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met. Based upon that evaluation, the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded that the design and operation of these disclosure controls and procedures were effective, at the "reasonable assurance" level, to ensure information required to be disclosed by us in the reports that we file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, of our internal control over financial reporting to determine whether any changes occurred during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there were no changes in our internal control over financial reporting or in other factors that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We may make changes in our internal control processes from time to time in the future. It should also be noted that, because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and controls may become inadequate because of changes in conditions or in the degree of compliance with the policies or procedures.

Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements and Internal Control Over Financial Reporting are set forth in the Consolidated Financial Statements beginning on page F-1.

ITEM 9B. OTHER INFORMATION

None.

PART III

Some of the information required by Items 10 through 14 of this Part III is incorporated by reference from our definitive proxy statement to be filed for our 2012 annual meeting of stockholders (2012 Proxy Statement), as indicated below. Our 2012 Proxy Statement will be filed with the SEC not later than 120 days after December 31, 2011. Because the 2012 Proxy Statement has not yet been finalized and filed, there may be certain discrepancies between the currently anticipated section headings specified below and the final section headings contained in the 2012 Proxy Statement.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers
The information required by this item regarding our directors and executive officers will be set forth in our 2012 Proxy Statement under the caption "Directors and Executive Officers", which information is incorporated herein by reference.

Section 16(a) Compliance
The information to appear in our 2012 Proxy Statement under the caption "General Information - Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

Code of Ethics and Other Governance Information
The information required by this item regarding the Supplemental Code of Ethics for our Senior Financial Officers (Code of Ethics), audit committee financial experts, audit committee members and procedures for stockholder recommendations of nominees to our Board of Directors will be set forth in our 2012 Proxy Statement under the caption "Corporate Governance", which information is incorporated herein by reference.

Our Code of Ethics may be found on our website at *www.harte-hanks.com* by clicking on the link "About Us" and then the link "Corporate Governance," and a copy of our Code of Ethics is also available in print, without charge, upon written request to Harte-Hanks, Inc., Attn: Corporate Secretary, 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216. In accordance with the rules of the NYSE and the SEC, we currently intend to disclose any future amendments to our Code of Ethics, or waivers from our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Controller, by posting such information on our website (*www.harte-hanks.com*) within the time period required by applicable SEC and NYSE rules.

Management Certifications
In accordance with the Sarbanes-Oxley Act of 2002 and SEC rules thereunder, our Chief Executive Officer and Chief Financial Officer have signed certifications under Sarbanes-Oxley Section 302, which have been filed as exhibits to this Form 10-K. In addition, our Chief Executive Officer submitted his most recent annual certification to the NYSE under Section 303A.12(a) of the NYSE listing standards on June 3, 2011.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item regarding the compensation of our "named executive officers" and directors and other required information will be set forth in our 2012 Proxy Statement under the captions "Executive Compensation," and "Director Compensation," which information is incorporated herein by reference. In accordance with the rules of the SEC, information to be contained in the 2012 Proxy Statement under the caption "Compensation Committee Report" is not deemed to be "filed" with the SEC or subject to the liabilities of the 1934 Act.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership Tables

The information required by this item regarding security ownership of certain beneficial owners, management and directors will be set forth in our 2012 Proxy Statement under the caption "Security Ownership of Management and Principal Stockholders," which information is incorporated herein by reference.

Equity Compensation Plan Information

The information required by this item regarding securities authorized for issuance under equity compensation plans will be set forth in our 2012 Proxy Statement under the caption "Executive Compensation - Equity Compensation Plan Information at Year-End 2011," which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

The information required by this item regarding transactions with related persons, including our policies and procedures for the review, approval or ratification of related person transactions that are required to be disclosed under the SEC's rules and regulations, will be set forth in our 2012 Proxy Statement under the caption "Corporate Governance - Certain Relationships and Related Transactions," which information is incorporated herein by reference.

Director Independence

The information required by this item regarding director independence will be set forth in our 2012 Proxy Statement under the caption "Corporate Governance—Independence of Directors," which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item regarding the audit committee's pre-approval policies and procedures and the disclosures of fees billed by our principal independent auditor will be set forth in our 2012 Proxy Statement under the caption "Audit Committee and Independent Registered Public Accounting Firm," which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

15(a)(1) Financial Statements

The financial statements filed as part of this report and referenced in Item 8 are presented in the Consolidated Financial Statements and the notes thereto beginning at page F-1 of this Form 10-K (Financial Statements).

15(a)(2) Financial Statement Schedules

All schedules for which provision is made in the applicable rules and regulations of the SEC have been omitted as the schedules are not required under the related instructions, are not applicable, or the information required thereby is set forth in the Consolidated Financial Statements or notes thereto.

15(a)(3) Exhibits

The Exhibit Index following the Notes to Consolidated Financial Statements in this Form 10-K lists the exhibits that are filed or furnished, as applicable, as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Harte-Hanks, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARTE-HANKS, INC.

By: /s/ Larry Franklin
Larry Franklin
President and Chief Executive Officer

Date: March 7, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Larry Franklin
Larry Franklin
Chairman, President and Chief Executive Officer
Date: March 7, 2012

/s/ Douglas Shepard
Douglas Shepard
Executive Vice President and
Chief Financial Officer
Date: March 7, 2012

/s/ Jessica Huff
Jessica Huff
Vice President, Finance and
Chief Accounting Officer
Date: March 7, 2012

/s/ William K. Gayden
William K. Gayden, Director
Date: March 7, 2012

/s/ Houston H. Harte
Houston H. Harte, Vice Chairman
Date: March 7, 2012

/s/ Christopher M. Harte
Christopher M. Harte, Director
Date: March 7, 2012

/s/ David L. Copeland
David L. Copeland, Director
Date: March 7, 2012

/s/ Judy C. Odom
Judy C. Odom, Director
Date: March 7, 2012

/s/ William F. Farley
William F. Farley, Director
Date: March 7, 2012

____
Karen A. Puckett, Director
Date:

This Page Intentionally Left Blank

Harte-Hanks, Inc. and Subsidiaries
Index to Consolidated Financial Statements

All schedules for which provision is made in the applicable rules and regulations of the SEC have been omitted as the schedules are not required under the related instructions, are not applicable, or the information required thereby is set forth in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Harte-Hanks, Inc.:

We have audited the accompanying consolidated balance sheets of Harte-Hanks, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2011. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Harte-Hanks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

San Antonio, Texas
March 7, 2012

Management's Report on Internal Control Over Financial Reporting

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

We are also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures that are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal auditors and the independent auditors to review and discuss internal controls over financial reporting and accounting and financial reporting matters. Our independent registered public accounting firm and internal auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2011.

KPMG LLP, an independent registered public accounting firm, has issued a report on the effectiveness of the Company's internal control over financial reporting, which is included on pages F-2 and F-3 of this Form 10-K.

March 7, 2012

/s/ Larry Franklin
Larry Franklin
President and Chief Executive Officer

/s/ Douglas Shepard
Douglas Shepard
Executive Vice President and
Chief Financial Officer

/s/ Jessica Huff
Jessica Huff
Vice President, Finance and
Chief Accounting Officer

Harte-Hanks, Inc. and Subsidiaries Consolidated Balance Sheets

In thousands, except per share and share amounts	December 31, 2011	2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 86,778	$ 85,996
Accounts receivable *(less allowance for doubtful accounts of $3,346 in 2011 and $3,103 in 2010)*	156,396	151,006
Inventory	7,110	7,324
Prepaid expenses	8,955	8,943
Current deferred income tax asset	9,590	8,911
Other current assets	6,688	6,283
Total current assets	275,517	268,463
Property, plant and equipment		
Land	2,288	3,325
Buildings and improvements	34,756	37,383
Software	95,257	97,926
Equipment and furniture	167,334	185,066
Software development and equipment installations in progress	3,169	2,689
Gross property, plant and equipment	302,804	326,389
Less accumulated depreciation and amortization	(231,221)	(253,730)
Net property, plant and equipment	71,583	72,659
Goodwill	565,651	565,651
Other intangible assets *(less accumulated amortization of $15,741 in 2011 and $14,942 in 2010)*	14,989	15,788
Other assets	4,774	4,319
Total assets	$ 932,514	$ 926,880
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 69,188	$ 133,000
Accounts payable	46,373	56,085
Accrued payroll and related expenses	22,227	24,780
Customer advances and deferred revenue	36,731	36,834
Income taxes payable	4,594	2,247
Other current liabilities	25,956	28,017
Total current liabilities	205,069	280,963
Long-term debt	110,250	60,000
Other long-term liabilities *(including deferred income taxes of $92,448 in 2011 and $85,655 in 2010)*	170,840	148,094
Total liabilities	486,159	489,057
Stockholders' equity		
Common stock, $1 par value, authorized: 250,000,000 shares Issued 2011: 118,487,455; Issued 2010: 118,296,334 shares	118,487	118,296
Additional paid-in capital	341,149	336,795
Retained earnings	1,276,266	1,252,438
Less treasury stock, 2011: 55,668,137; 2010: 54,664,293 shares at cost	(1,244,224)	(1,236,024)
Accumulated other comprehensive loss	(45,323)	(33,682)
Total stockholders' equity	446,355	437,823
Total liabilities and stockholders' equity	$ 932,514	$ 926,880

See Accompanying Notes to Consolidated Financial Statements.

Harte-Hanks, Inc. and Subsidiaries Consolidated Statements of Operations

In thousands, except per share amounts	Year Ended December 31, 2011	2010	2009
Operating revenues	$ 850,765	$ 860,526	$ 860,143
Operating expenses			
Labor	360,836	356,037	366,077
Production and distribution	326,359	323,217	312,230
Advertising, selling, general and administrative	68,211	66,792	62,479
Shoppers legal settlement	(1,260)	0	6,950
Depreciation and software amortization	20,414	22,437	28,265
Intangible asset amortization	799	990	1,712
Total operating expenses	775,359	769,473	777,713
Operating income	75,406	91,053	82,430
Other expenses (income)			
Interest expense	3,184	2,824	8,150
Interest income	(249)	(200)	(182)
Other, net	(1,502)	2,102	2,520
	1,433	4,726	10,488
Income before income taxes	73,973	86,327	71,942
Income tax expense	29,775	32,723	24,227
Net income	$ 44,198	$ 53,604	$ 47,715
Basic earnings per common share	$ 0.70	$ 0.84	$ 0.75
Weighted-average common shares outstanding	63,173	63,616	63,557
Diluted earnings per common share	$ 0.70	$ 0.84	$ 0.75
Weighted-average common and common equivalent shares outstanding	63,552	64,139	63,885

See Accompanying Notes to Consolidated Financial Statements.

Harte-Hanks, Inc. and Subsidiaries Consolidated Statements of Cash Flows

In thousands	Year Ended December 31, 2011	2010	2009
Cash Flows from Operating Activities			
Net income	$ 44,198	$ 53,604	$ 47,715
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and software amortization	20,414	22,437	28,265
Intangible asset amortization	799	990	1,712
Stock-based compensation	4,988	3,907	3,889
Excess tax benefits from stock-based compensation	(215)	0	(13)
Net pension (payments) cost	(175)	(1,531)	7,969
Deferred income taxes	11,930	8,922	6,092
Other, net	(2,152)	275	163
Changes in operating assets and liabilities, net of effects from acquisitions:			
(Increase) decrease in accounts receivable, net	(5,390)	(8,742)	29,356
Decrease (increase) in inventory	214	(2,478)	2,635
(Increase) decrease in prepaid expenses and other current assets	(417)	(268)	5,955
(Decrease) increase in accounts payable	(9,712)	12,663	(5,796)
(Decrease) increase in other accrued expenses and other liabilities	(2,570)	6,342	(14,060)
Other, net	(1,247)	(252)	140
Net cash provided by operating activities	60,665	95,869	114,022
Cash Flows from Investing Activities			
Acquisitions, net of cash acquired	0	(12,904)	0
Purchases of property, plant and equipment	(21,034)	(17,449)	(9,011)
Proceeds from the sale of property, plant and equipment	3,483	207	142
Net cash used in investing activities	(17,551)	(30,146)	(8,869)
Cash Flows from Financing Activities			
Borrowings	122,500	0	0
Repayment of borrowings	(136,062)	(46,688)	(30,937)
Debt financing costs	(811)	(491)	0
Issuance of common stock	713	75	555
Excess tax benefits from stock-based compensation	215	0	13
Purchase of treasury stock	(8,363)	0	0
Dividends paid	(20,370)	(19,141)	(19,116)
Net cash used in financing activities	(42,178)	(66,245)	(49,485)
Effect of exchange rate changes on cash and cash equivalents	(154)	(80)	769
Net increase (decrease) in cash and cash equivalents	782	(602)	56,437
Cash and cash equivalents at beginning of year	85,996	86,598	30,161
Cash and cash equivalents at end of year	$ 86,778	$ 85,996	$ 86,598

See Accompanying Notes to Consolidated Financial Statements.

Harte-Hanks, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity and Comprehensive Income

In thousands, except per share amounts	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2008	$ 118,085	$ 331,227	$1,189,376	$ (1,236,581)	$ (45,735)	$ 356,372
Common stock issued — employee stock purchase plan	85	402	0	0	0	487
Exercise of stock options and release of non-vested shares	73	44	0	(129)	0	(12)
Net tax effect of stock options and non-vested shares	0	(1,621)	0	0	0	(1,621)
Stock-based compensation	0	3,889	0	0	0	3,889
Dividends paid ($0.30 per share)	0	0	(19,116)	0	0	(19,116)
Treasury stock issued	0	(329)	0	493	0	164
Comprehensive income, net of tax:						
Net income	0	0	47,715	0	0	47,715
Adjustment to pension liability (net of tax expense of $5,631)	0	0	0	0	8,446	8,446
Change in value of derivative instrument accounted for as a cash flow hedge (net of tax expense of $1,800)	0	0	0	0	2,703	2,703
Foreign currency translation adjustment	0	0	0	0	2,616	2,616
Total comprehensive income	0	0	0	0	0	61,480
Balance at December 31, 2009	$ 118,243	$ 333,612	$1,217,975	$ (1,236,217)	$ (31,970)	$ 401,643
Exercise of stock options and release of non-vested shares	53	22	0	(124)	0	(49)
Net tax effect of stock options and non-vested shares	0	(588)	0	0	0	(588)
Stock-based compensation	0	3,907	0	0	0	3,907
Dividends paid ($0.30 per share)	0	0	(19,141)	0	0	(19,141)
Treasury stock issued	0	(158)	0	317	0	159
Comprehensive income, net of tax:						
Net income	0	0	53,604	0	0	53,604
Adjustment to pension liability (net of tax benefit of $1,051)	0	0	0	0	(1,576)	(1,576)
Foreign currency translation adjustment	0	0	0	0	(136)	(136)
Total comprehensive income	0	0	0	0	0	51,892
Balance at December 31, 2010	$ 118,296	$ 336,795	$1,252,438	$ (1,236,024)	$ (33,682)	$ 437,823
Exercise of stock options and release of non-vested shares	191	522	0	(193)	0	520
Net tax effect of stock options and non-vested shares	0	(959)	0	0	0	(959)
Stock-based compensation	0	4,988	0	0	0	4,988
Dividends paid ($0.32 per share)	0	0	(20,370)	0	0	(20,370)
Treasury stock issued	0	(197)	0	356	0	159
Purchase of treasury stock	0	0	0	(8,363)	0	(8,363)
Comprehensive income, net of tax:						
Net income	0	0	44,198	0	0	44,198
Adjustment to pension liability (net of tax benefit of $6,869)	0	0	0	0	(10,304)	(10,304)
Foreign currency translation adjustment	0	0	0	0	(1,337)	(1,337)
Total comprehensive income	0	0	0	0	0	32,557
Balance at December 31, 2011	$ 118,487	$ 341,149	$1,276,266	$ (1,244,224)	$ (45,323)	$ 446,355

See Accompanying Notes to Consolidated Financial Statements.

Harte-Hanks, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Consolidation
The accompanying consolidated financial statements present the financial position and the results of operations and cash flows of Harte-Hanks, Inc. and subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

As used in this report, the terms "Harte-Hanks," "we," "us," or "our" may refer to Harte-Hanks, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Reclassification of Prior Year Amounts
Certain prior year amounts have been reclassified for comparative purposes. In the Consolidated Balance Sheets, amounts related to postage deposits in our Direct Marketing business have been reclassified from the line item "Prepaid expenses" to the line item "Other current assets", and amounts related to postage advances from our Direct Marketing customers have been reclassified from the line item "Customer advances and deferred revenue" to the line item "Other current liabilities". The revised classifications accurately reflect each of these postage items as the cost of mailings in our Direct Marketing business is borne by our clients and is not directly reflected in our revenues or expenses.

In the Consolidated Statements of Cash Flows, contributions to our pension plans have been reclassified from the line item "Other, net" within the Changes in operating assets and liabilities, to the line item "Net pension cost" within the Adjustments to reconcile net income to net cash provided by operations. Also in the Consolidated Statements of Cash Flows, debt financing costs related to the 2010 Revolver have been reclassified from the line item "Other, net" within the Changes in operating assets and liabilities, to the line item "Debt financing costs" within the Cash Flows from Financing Activities. The revised classifications accurately present the net cash flow impact of activity related to our pension plans and the costs related to obtaining new debt.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results and outcomes could differ from those estimates and assumptions. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates and assumptions.

Operating Expense Presentation in Consolidated Statements of Operations
The "Labor" line in the Consolidated Statements of Operations includes all employee payroll and benefits, including stock-based compensation, along with temporary labor costs. The "Production and distribution" and "Advertising, selling, general and administrative" lines do not include labor, depreciation or amortization.

Other Current Liabilities
The "Other Current Liabilities" line in the Consolidated Balance Sheets includes customer postage deposits of $15.8 million and $17.8 million at December 31, 2011 and 2010, respectively.

Revenue Recognition
We recognize revenue when all of the following criteria are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) the service has been performed or the product has been delivered.

Payments received in advance of the performance of services or delivery of the product are recorded as deferred revenue until such time as the services are performed or the product is delivered.

Our accounting policy for revenue recognition has an impact on our reported results and relies on certain estimates that require judgments on the part of management. The portion of our revenue that is most subject to estimates and judgments is revenue recognized using the proportional performance method, as discussed below.

Direct Marketing revenue is derived from a variety of services and products, and may be billed at hourly rates, monthly rates or a fixed price. For all sales, we require either a purchase order, a statement of work signed by the client, a written contract, or some other form of written authorization from the client.

Revenue from agency and creative services, analytical services and market research is typically billed based on time and materials or at a fixed price. If billed at a fixed price, revenue is recognized on a proportional performance basis as the services specified in the arrangement are performed. In most cases, proportional performance is based on the ratio of direct costs incurred to total estimated costs where the costs incurred, primarily labor hours and outsourced services, represent a reasonable surrogate for output measures or contract performance. For fixed fee market research revenue streams, revenue is recognized in proportion to the value of service provided based on output criteria. Contracts accounted for under the proportional performance method constituted less than 5.0% of total Direct Marketing revenue and less than 3.0% of our total revenue for each of the years ended December 31, 2011, 2010 and 2009.

Revenue from email marketing, social media marketing and other digital solutions is recognized as the work is performed. Revenue from these services is typically based on a fixed price or rate given to the client.

Revenue associated with new marketing database builds is deferred until complete or until client acceptance. Upon completion or acceptance, revenue and direct build costs are then recognized over the term of the related arrangement as the services are provided. Revenue from database and website hosting services is recognized ratably over the contractual hosting period. Pricing for database builds are typically based on a fixed price and hosting fees are typically based on a fixed price per month or per contract.

Revenue from technology database subscriptions is based on a fixed price and is recognized ratably over the term of the subscription. Revenue from stand-alone technology data sales is recognized at the time of delivery.

Revenue from services such as data processing, printing, personalization of communication pieces using laser and inkjet printing, targeted mail, and transportation logistics is recognized as the work is performed. Revenue from these services is typically based on a fixed price or rate given to the client.

Revenue related to fulfillment and contact centers, including inbound and outbound calling and email management, is also typically based on a fixed price per transaction or service provided. Revenue from these services is recognized as the service or activity is performed.

Revenue from software arrangements involving multiple elements is allocated to each element based on the vendor-specific objective evidence of fair values of the respective elements. For software sales with multiple elements (for example, software licenses with undelivered post-contract customer support or "PCS"), we allocate revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements. This means we defer revenue from the software sale equal to the fair value of the undelivered elements. The fair value of PCS is based upon separate sales of renewals to other clients. The fair value of services, such as training and consulting, is based upon separate sales of these services to other clients.

The revenue allocated to PCS is recognized ratably over the term of the support period. Revenue allocated to professional services is recognized as the services are performed. The revenue allocated to software products, including time-based software licenses, is recognized, if collection is probable, upon execution of a licensing agreement and shipment of the software or ratably over the term of the license, depending on the structure and terms of the arrangement. If the licensing agreement is for a term of one year or less and includes PCS, we recognize the software and the PCS revenue ratably over the term of the license.

For certain non-software arrangements, we enter into contracts that include delivery of a combination of two or more of our service offerings. Such arrangements are divided into separate units of accounting, provided that the delivered element(s) has stand-alone value and objective and reliable evidence of the fair value of the undelivered element(s) exist(s).

When we are able to unbundle the arrangement into separate units of accounting, revenue from each service is recognized separately, and in accordance with our revenue recognition policy for each element. If we are unable to unbundle the arrangement into separate units of accounting, we apply one of the revenue recognition policies to the entire arrangement. This might impact the timing of revenue recognition, but would not change the total revenue recognized from the arrangement.

Shopper services are considered rendered, and the revenue recognized, when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the USPS.

Taxes collected from customers and remitted to governmental authorities are not reflected in our revenues or expenses.

Cash Equivalents
All highly liquid investments with an original maturity of 90 days or less at the time of purchase are considered to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Allowance for Doubtful Accounts
We maintain our allowance for doubtful accounts at a balance adequate to reduce accounts receivable to the amount of cash expected to be realized upon collection. The methodology used to determine the minimum allowance balance is based on our prior collection experience and is generally related to the accounts receivable balance in various aging categories. The balance is also influenced by specific clients' financial strength and circumstance. Accounts that are determined to be uncollectible are written off in the period in which they are determined to be uncollectible. Periodic changes to the allowance balance are recorded as increases or decreases to bad debt expense, which is included in the "Advertising, selling, general and administrative" line of our Consolidated Statements of Operations. The changes in the allowance for doubtful accounts consisted of the following:

	Year Ended December 31,		
In thousands	2011	2010	2009
Balance at beginning of year	$ 3,103	$ 2,827	$ 4,191
Additions charged to expense	1,586	1,658	2,083
Amounts charged against the allowance, net of recoveries	(1,343)	(1,382)	(3,447)
Balance at end of year	$ 3,346	$ 3,103	$ 2,827

Inventory
Inventory, consisting primarily of newsprint, job paper and operating supplies, is stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment
Property, plant and equipment are stated on the basis of cost. Depreciation is computed using the straight-line method at rates calculated to amortize the cost of the assets over their useful lives. The general ranges of estimated useful lives are:

Buildings and improvements	10 to 40 years
Software	3 to 10 years
Equipment and furniture	3 to 20 years

Long-lived assets such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We did not record an impairment of long-lived assets in any of the years in the three-year period ended December 31, 2011.

In December 2011 we sold a vacant piece of land adjacent to our Shoppers' Brea facility for $3.4 million. We recognized a gain of $2.3 million on this transaction.

Property, plant and equipment includes capital lease assets. Capital lease assets at December 31, 2011 and 2010 consisted of:

	December 31,	
In thousands	2011	2010
Equipment and furniture	$ 2,749	$ 3,431
Less accumulated amortization	(1,606)	(1,998)
Net book value	$ 1,143	$ 1,433

Amortization expense related to capital lease assets was $0.4 million, $0.6 million and $0.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Depreciation and amortization on the remaining property plant and equipment was $20.0 million, $21.8 million and $27.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Goodwill and Other Intangibles

Goodwill is recorded to the extent that the purchase price of an acquisition exceeds the fair value of the identifiable net assets acquired. Other intangibles with definite and indefinite useful lives are recorded at fair value at the date of the acquisition. Goodwill and other intangibles with indefinite useful lives were tested for impairment as of November 30, 2011. Fair values of our reporting units and other intangibles with indefinite useful lives have been determined using discounted cash flow and cash flow multiple methodologies. Our overall market capitalization also was considered when evaluating the fair values of our reporting units. Intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment if we believe that changes or triggering events have occurred that could have caused the carrying value of the intangible assets to exceed its fair value. We have determined that no impairment of goodwill or other intangibles existed in any of the years during the three-year period ended December 31, 2011.

Income Taxes

Income taxes are calculated using the asset and liability method. Deferred income taxes are recognized for the tax consequences resulting from temporary differences by applying enacted statutory tax rates applicable to future years. These temporary differences are associated with differences between the financial and the tax basis of existing assets and liabilities. Any statutory change in tax rates will be recognized immediately in deferred taxes and income.

Earnings Per Share

Basic earnings per common share are based upon the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are based upon the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period. Dilutive common stock equivalents are calculated based on the assumed exercise of stock options and vesting of non-vested shares using the treasury stock method.

Stock-Based Compensation

All share-based awards are recognized as operating expense in the "Labor" line of the Consolidated Statements of Operations. Calculated expense is based on the fair values of the awards on the date of grant and is recognized over the requisite service period.

Reserve for Healthcare, Workers' Compensation, Automobile and General Liability
We are self-insured for our workers' compensation, automobile, general liability and a portion of our healthcare insurance. We make various subjective judgments about a number of factors in determining our reserve for healthcare, workers' compensation, automobile and general liability insurance, and the related expense. Our deductible for individual healthcare claims is $0.2 million. Our deductible for workers' compensation is $0.5 million. We have a $0.3 million deductible for automobile and general liability claims. Our insurance administrator provides us with estimated loss reserves, based upon its experience dealing with similar types of claims, as well as amounts paid to date against these claims. We apply actuarial factors to both insurance estimated loss reserves and to paid claims and then determine reserve levels, taking into account these calculations. At December 31, 2011 and 2010, our reserve for healthcare, workers' compensation, automobile and general liability was $12.1 million and $12.4 million, respectively. Periodic changes to the reserve for workers' compensation, automobile and general liability are recorded as increases or decreases to insurance expense, which is included in the "Advertising, selling, general and administrative" line of our Consolidated Statements of Operations. Periodic changes to the reserve for healthcare are recorded as increases or decreases to employee benefits expense, which is included in the "Labor" line of our Consolidated Statements of Operations.

Accounting for Derivative Instruments and Hedging Activities
In the past we have used derivative instruments to manage the risk of changes in prevailing interest rates adversely affecting future cash flows associated with our credit facilities. The derivative instrument used to manage such risk was an interest rate swap. We designated our interest rate swap as a cash flow hedge. As such, we reported the fair value of the swap as an asset or liability on our balance sheet. The effective portion of changes in the fair value of the swap was recorded in other comprehensive loss and was recognized as a component of interest expense in the Consolidated Statements of Operations when the hedged item affected results of operations. Cash flows from derivatives accounted for as cash flow hedges were reported as cash flow from operating activities, in the same category as the cash flows from the items being hedged. Our most recent interest rate swap expired in September 2009.

Foreign Currencies
In most instances the functional currencies of our foreign operations are the local currencies. Assets and liabilities recorded in foreign currencies are translated in U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during a given month. Adjustments resulting from this translation are charged or credited to other comprehensive loss.

Recent Accounting Pronouncements
In the first quarter of 2011, we adopted Accounting Standards Codification (ASC) Subtopic 605-25, *Revenue Recognition - Multiple-Element Arrangements* (ASC Subtopic 605-25). ASC Subtopic 605-25 provides principles for allocation of consideration among multiple-elements in an arrangement, allowing more flexibility in identifying and accounting for revenue from separate deliverables under an arrangement. ASC Subtopic 605-25 introduces an estimated selling price method for allocating revenue to the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASC Subtopic 605-25 did not have a material effect on our consolidated financial statements.

In the first quarter of 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) 2010-06, *Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 amends FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, and requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements, including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-06 also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation, inputs and valuation techniques. Except for the detailed Level 3 roll forward disclosures, we adopted the provisions of ASU 2010-06 in the first quarter of 2010. This adoption did not affect our consolidated financial statements. We adopted the provisions of ASU 2010-06 related to the new Level 3 roll forward disclosures in the first quarter of 2011. This adoption did not affect our consolidated financial statements.

In the first quarter of 2011, we adopted ASU 2010-29, *Disclosure of Supplementary Pro Forma Information for Business Combinations*. ASU 2010-29 requires public entities to disclose certain pro forma information about the revenue and earnings of the combined entity within the notes to the financial statements when a business combination occurs. The pro forma revenue and earnings of the combined entity must be presented as though the business combination had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also requires that this disclosure include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings. This adoption did not affect our consolidated financial statements.

In the third quarter of 2011, we adopted ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. ASU 2011-08 permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. Our adoption of ASU 2011-08 did not affect our consolidated financial statements.

In the second quarter of 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. ASU 2011-05 eliminates the option to present other comprehensive income in the statement of changes in equity and provides the option to present the components of net income and comprehensive income in either one combined financial statement or two consecutive financial statements. We currently present the components of comprehensive income in our Consolidated Statements of Stockholders' Equity and Comprehensive Income. We will adopt ASU 2011-05 in the first quarter of 2012, at which point we plan to include one combined financial statement presenting the components of net income and comprehensive income. The adoption of ASU 2011-05 will not affect our operating results, cash flows or financial position.

Note B – Acquisitions

On August 31, 2010, we acquired Information Arts (UK) Limited (Information Arts). Based in the United Kingdom, Information Arts is a provider of data-driven marketing insight to business-to-business marketers across Europe – and increasingly across the globe. Information Arts delivers data to improve multichannel marketing effectiveness. This insight is derived from profiling, segmentation, modeling and other analytics, and drives engagements that include marketing data management, data hygiene, data acquisition and data planning. Information Arts and Harte-Hanks' other marketing offerings in Europe are being combined to deliver multichannel Demand Center solutions - integrated lead generation and lead management programs. Goodwill of $12.8 million and intangible assets subject to amortization of $0.5 million have been recognized in this transaction and assigned to the Direct Marketing segment.

The total cost of the acquisition in 2010 was $12.9 million, all paid in cash. The operating results of this acquisition have been included in the accompanying Consolidated Financial Statements from the date of the acquisition. We did not make any acquisitions in 2011 or 2009.

We have not disclosed proforma amounts including the operating results of this acquisition as the effect on our operating results is not considered material.

Note C – Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into three levels:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Because of their maturities and/or variable interest rates, certain financial instruments have fair values approximating their carrying values. These instruments include cash and cash equivalents, accounts receivable and trade payables. The carrying value of the interest rate swap was adjusted to fair value at the end of each fiscal quarter and is disclosed in Note E, *Interest Rate Risk.* The fair value of our outstanding debt is disclosed in Note D, *Long-Term Debt.* The fair value of the assets in our funded pension plan is disclosed in Note H, *Employee Benefit Plans.*

Note D – Long-Term Debt

Our long-term debt obligations at year-end were as follows:

	December 31,	
In thousands	2011	2010
2006 Term Loan Facility, various interest rates based on LIBOR, due September 6, 2011	$ 0	$ 117,000
2008 Term Loan Facility, various interest rates based on LIBOR (effective rate of 0.80% at December 31, 2011), due March 7, 2012	60,000	76,000
2010 Revolving Credit Facility, various interest rates based on LIBOR, due August 12, 2013 ($59.9 million capacity at December 31, 2011)	0	0
2011 Term Loan Facility, various interest rates based on LIBOR (effective rate of 2.30% at December 31, 2011), due August 16, 2016	119,438	0
Total debt	179,438	193,000
Less current maturities	69,188	133,000
Total long-term debt	$ 110,250	$ 60,000

The carrying values and estimated fair values of our outstanding debt at year-end were as follows:

	December 31,			
	2011		2010	
In thousands	Carrying Value	Fair Value	Carrying Value	Fair Value
Total debt	$ 179,438	$ 179,286	$ 193,000	$ 190,583

The estimated fair values were calculated using current rates provided to us by our bankers for debt of the same remaining maturity and characteristics.

Credit Facilities

On September 6, 2006, we entered into a five-year $200 million term loan facility (2006 Term Loan Facility) with Wells Fargo Bank, N.A., as Administrative Agent. The 2006 Term Loan Facility was repaid on August 16, 2011 using the proceeds of the 2011 Term Loan Facility.

On March 7, 2008, we entered into a four-year $100 million term loan facility (2008 Term Loan Facility) with Wells Fargo Bank, N.A., as Administrative Agent. On March 31, 2009, we began making the scheduled quarterly principal payments as follows:

Quarterly Installments	Percentage of Drawn Amount
1 – 4	2.25% each
5 – 8	3.75% each
9 – 12	4.00% each
Maturity Date	Remaining Principal Balance

The 2008 Term Loan Facility matures on March 7, 2012. For each borrowing under the 2008 Term Loan Facility, we can generally choose to have the interest rate for that borrowing calculated based on either (i) the LIBOR rate (as defined in the 2008 Term Loan Facility), plus a spread which is determined based on our total debt-to-EBITDA ratio (as defined in the 2008 Term Loan Facility) then in effect, and ranges from 0.40% to 0.75% per annum, or (ii) the higher of Wells Fargo Bank's prime rate in effect on such date or the Federal Funds rate in effect on such date plus 0.50%. There is a facility fee that we are also required to pay under the 2008 Term Loan Facility that is based on a rate applied to the outstanding principal balance owed under the 2008 Term Loan Facility. The facility fee rate ranges from 0.10% to 0.25% per annum, depending on our total debt-to-EBITDA ratio then in effect. We may elect to prepay the 2008 Term Loan Facility at any time without incurring any prepayment penalties.

On August 12, 2010, we entered into a three-year $70 million revolving credit facility, which includes a $25 million accordion feature, a $25 million letter of credit sub-facility and a $5 million swing line loan sub-facility (2010 Revolving Credit Facility), with Bank of America, N.A., as Administrative Agent. The 2010 Revolving Credit Facility permits us to request up to a $25 million increase in the total amount of the facility. The 2010 Revolving Credit Facility matures on August 12, 2013. For each borrowing under the 2010 Revolving Credit Facility, we can generally choose to have the interest rate for that borrowing calculated on either (i) the LIBOR rate (as defined in the 2010 Revolving Credit Facility) for the applicable interest period, plus a spread which is determined based on our total net debt-to-EBITDA ratio (as defined in the 2010 Revolving Credit Facility) then in effect, which ranges from 2.25% to 3.00% per annum; or (ii) the highest of (a) the Federal Funds Rate plus 0.50%, (b) the Agent's prime rate, and (c) the LIBOR rate plus 1.00%, plus a spread which is determined based on our total net debt-to-EBITDA ratio then in effect, which ranges from 1.25% to 2.00% per annum. There is a facility fee that we are also required to pay under the 2010 Revolving Credit Facility. The facility fee rate ranges from 0.40% to 0.45% per annum, depending on our total net debt-to-EBITDA ratio then in effect. In addition, there is a letter of credit fee with respect to outstanding letters of credit. That fee is calculated by applying a rate equal to the spread applicable to LIBOR based loans plus a fronting fee of 0.125% per annum to the average daily undrawn amount of the outstanding letters of credit. We may elect to prepay the 2010 Revolving Credit Facility at any time without incurring any prepayment penalties. At December 31, 2011 we had letters of credit totaling $10.1 million issued under the 2010 Revolving Credit Facility, decreasing the amount available for borrowing to $59.9 million.

On August 16, 2011, we entered into a five-year $122.5 million term loan facility (2011 Term Loan Facility) with Bank of America, N.A., as Administrative Agent. On September 30, 2011, we began making the scheduled quarterly principal payments as follows:

Quarterly Installments	Percentage of Drawn Amount
1 – 4	1.25% each
5 – 12	2.50% each
13 – 20	3.75% each
Maturity Date	Remaining Principal Balance

The 2011 Term Loan Facility matures on August 16, 2016. A portion of the proceeds from the 2011 Term Loan Facility were used to pay off the remaining $97.5 million obligation related to the 2006 Term Loan Facility. We plan to use the remaining proceeds for general corporate purposes. For each borrowing under the 2011 Term Loan Facility, we can generally choose to have the interest rate for that borrowing calculated based on either (i) the LIBOR rate (as defined in the 2011 Term Loan Facility) for the applicable interest period, plus a spread (ranging from 2.00% to 2.75% per annum) based on our total net funded debt-to-EBITDA ratio (as defined in the 2011 Term Loan Facility) then in effect; or (ii) the highest of (a) the Agent's prime rate, (b) the BBA daily floating rate LIBOR, as determined by Agent for such date, plus 1.00%, and (c) the Federal Funds Rate plus 0.50%, plus a spread (ranging from 1.00% to 1.75% per annum) based on our total net funded debt-to-EBITDA ratio then in effect. We may elect to prepay the 2011 Term Loan Facility at any time without incurring any prepayment penalties.

Under all of our credit facilities, we are required to maintain an interest coverage ratio of not less than 2.75 to 1 and a total debt-to-EBITDA ratio of not more than 3.0 to 1. The credit facilities also contain customary covenants restricting our and our subsidiaries' ability to:

- authorize distributions, dividends, stock redemptions and repurchases if a payment event of default has occurred and is continuing;
- enter into certain merger or liquidation transactions;
- grant liens;
- enter into certain sale and leaseback transactions;
- have foreign subsidiaries account for more than 20% of the consolidated revenue, assets or EBITDA of Harte-Hanks and its subsidiaries, in the aggregate;
- enter into certain transactions with affiliates; and
- allow the total indebtedness of Harte-Hanks' subsidiaries to exceed $20.0 million.

The credit facilities each also include customary covenants regarding reporting obligations, delivery of notices regarding certain events, maintaining our corporate existence, payment of obligations, maintenance of our properties and insurance thereon at customary levels with financially sound and reputable insurance companies, maintaining books and records and compliance with applicable laws. The credit facilities each also provide for customary events of default including nonpayment of principal or interest, breach of representations and warranties, violations of covenants, failure to pay certain other indebtedness, bankruptcy and material judgments and liabilities, certain violations of environmental laws or ERISA or the occurrence of a change of control. As of December 31, 2011, we were in compliance with all of the covenants of our credit facilities. Our material domestic subsidiaries have guaranteed the performance of Harte-Hanks under our credit facilities.

The future minimum principal payments related to our debt at December 31, 2011 are as follows:

In thousands	
2012	$ 69,188
2013	12,250
2014	15,313
2015	18,375
2016	64,312
	$ 179,438

Cash payments for interest were $3.2 million, $2.8 million, and $8.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Note E – Interest Rate Risk

We assess interest rate risk by regularly identifying and monitoring changes in interest rate exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Prior to September 30, 2009, we used a derivative instrument to manage the risk of changes in prevailing interest rates adversely affecting future cash flows associated with our credit facilities. The derivative instrument used to manage such risk was an interest rate swap, as discussed further below. Our only interest rate swap matured on September 30, 2009. We have not entered into derivative instruments for any purpose other than cash flow hedging. We do not speculate using derivative instruments.

As with any financial instrument, derivative instruments have inherent risks, primarily market and credit risk. Market risk associated with changes in interest rates is managed as part of our overall market risk monitoring process by establishing and monitoring limits as to the degree of risk that may be undertaken. Credit risk occurs when the counterparty to a derivative contract in which we have an unrealized gain fails to perform according to the terms of the agreement. We seek to minimize our credit risk by entering into transactions with counterparties that maintain high credit ratings.

We designated our interest rate swap as a cash flow hedge. For a derivative instrument designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative instrument is recorded in other comprehensive loss and is recognized as a component of interest expense in the Consolidated Statements of Operations when the hedged item affects results of operations. On a quarterly basis, we assessed the ineffectiveness of the hedging relationship, and any gains or losses related to the ineffectiveness would have been recorded as interest expense in our Consolidated Statements of Operations. There were no components of the derivative instrument that were excluded from the assessment of hedge effectiveness.

In September 2007, we entered into a two-year interest rate swap agreement with a notional amount of $150.0 million and a fixed rate of 4.655%. The two-year term began on September 28, 2007. This interest rate swap changed the variable rate cash flow exposure on the $150.0 million notional amount to fixed rate cash flows by entering into receive-variable, pay-fixed interest rate swap transactions. Under this swap transaction, we received LIBOR based variable interest rate payments and made fixed interest rate payments, thereby creating fixed rate debt. We designated this hedging relationship as hedging the risk of changes in cash flows (a cash flow hedge) attributable to changes in the LIBOR rate applicable to our 2005 Revolving Credit Facility and 2006 Term Loan Facility. As such, we reported the fair value of the swap as an asset or liability on our balance sheet, any ineffectiveness as interest expense, and effective changes to the fair value of the swap in other comprehensive income (loss). Fair value was determined using projected discounted future cash flows calculated using readily available market information (future LIBOR rates). This swap agreement ended on September 30, 2009 and is no longer recorded on our Consolidated Balance Sheet. We reclassified into earnings losses of $4.9 million for the year ended December 31, 2009, which were related to the swap and previously reported in other comprehensive loss.

Our interest rate derivative did not have any impact on our Consolidated Statement of Operations for the years ended December 31, 2011 or 2010. The following table presents the impact of our derivative instrument on the Consolidated Statements of Operations for the year ended December 31, 2009:

In thousands	Amount of Loss Recognized in OCI on Derivative (Effective Portion) 2009	Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Loss Reclassified from Accumulated OCI into Income (Effective Portion) 2009
Derivatives in Cash Flow Hedging Relationships			
Interest rate swap	$ (355)	Interest expense	$ (4,857)
Total	$ (355)		$ (4,857)

Note F – Income Taxes

The components of income tax expense (benefit) are as follows:

In thousands	Year Ended December 31, 2011	2010	2009
Current			
Federal	$ 10,452	$ 18,535	$ 16,732
State and local	5,338	3,648	(1,018)
Foreign	2,054	1,618	2,421
Total current	$ 17,845	$ 23,801	$ 18,135
Deferred			
Federal	$ 11,402	$ 8,797	$ 5,160
State and local	645	441	475
Foreign	(117)	(316)	457
Total deferred	$ 11,930	$ 8,922	$ 6,092
Total income tax expense	$ 29,775	$ 32,723	$ 24,227

The United States and foreign components of income before income taxes were as follows:

In thousands	Year Ended December 31, 2011	2010	2009
United States	$ 67,246	$ 81,230	$ 63,738
Foreign	6,727	5,097	8,204
Total income before income taxes	$ 73,973	$ 86,327	$ 71,942

The differences between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes were as follows:

In thousands	2011	Rate	Year Ended December 31, 2010	Rate	2009	Rate
Computed expected income tax expense	$ 25,890	35%	$ 30,214	35%	$ 25,180	35%
Net effect of state income taxes	3,895	5%	2,437	3%	(935)	-1%
Production activities deduction	0	0%	(469)	-1%	(75)	0%
Change in beginning of year valuation allowance	(117)	0%	40	0%	422	1%
Other, net	107	0%	501	1%	(365)	-1%
Income tax expense for the period	$ 29,775	40%	$ 32,723	38%	$ 24,227	34%

Total income tax expense (benefit) was allocated as follows:

In thousands	Year Ended December 31, 2011	2010	2009
Results of operations	$ 29,775	$ 32,723	$ 24,227
Stockholders' equity	(5,910)	(463)	9,052
Total	$ 23,865	$ 32,260	$ 33,279

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

In thousands	December 31, 2011	2010
Deferred tax assets		
Deferred compensation and retirement plan	$ 27,039	$ 21,058
Accrued expenses not deductible until paid	6,570	8,879
Employee stock-based compensation	6,426	5,980
Accrued payroll not deductible until paid	3,573	1,039
Accounts receivable, net	1,221	1,095
Other, net	185	189
State income tax	494	674
Federal net operating loss carryforwards	151	173
Foreign net operating loss carryforwards	2,590	2,777
State net operating loss carryforwards	1,206	1,218
Total gross deferred tax assets	49,454	43,082
Less valuation allowance	(3,637)	(3,698)
Net deferred tax assets	$ 45,817	$ 39,384
Deferred tax liabilities		
Property, plant and equipment	$ (16,298)	$ (13,127)
Goodwill and other intangibles	(112,377)	(102,990)
Other, net	0	(11)
Total gross deferred tax liabilities	(128,675)	(116,128)
Net deferred tax liabilities	$ (82,858)	$ (76,744)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the expectation of future taxable income and that the deductible temporary differences will offset existing taxable temporary differences, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2011 and 2010.

Net deferred taxes are recorded both as a current deferred income tax asset and as other long-term liabilities based upon the classification of the related assets and liabilities that give rise to the temporary difference. There are approximately $36.2 million and $30.5 million of deferred tax assets related to non-current items that are netted with long-term deferred tax liabilities at December 31, 2011 and 2010, respectively.

Harte-Hanks or one of our subsidiaries files income tax returns in the U.S. federal, U.S. state and foreign jurisdictions. For U.S. federal, U.S. state and foreign returns, we are no longer subject to tax examinations for years prior to 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

Balance at January 1, 2010	$ 1,513
Additions for current year tax positions	0
Additions for prior year tax positions	24
Reductions for prior year tax positions	(737)
Lapse of statute	(429)
Balance at December 31, 2010	$ 371
Additions for current year tax positions	$ 0
Additions for prior year tax positions	27
Reductions for prior year tax positions	0
Lapse of statute	(230)
Settlements	(77)
Balance at December 31, 2011	$ 91

Included in the balance as of December 31, 2011 are $0.1 million of federally effected unrecognized tax benefits that, if recognized, would impact the effective tax rate. We anticipate that it is reasonably possible that we will have a reduction in the liability in the range of $0.0 million to $0.1 million during 2012 as a result of lapsing statutes.

We have elected to classify any interest and penalties related to income taxes within income tax expense in our Consolidated Statements of Operations. We recognized $0.1 million and $1.2 million in tax benefits for the reduction of accrued interest and penalties associated with the reduction of the liability for unrecognized tax benefits during the years ended December 31, 2011 and 2010, respectively. We did not have any interest and penalties accrued at December 31, 2011. We had approximately $0.1 million of interest and penalties accrued at December 31, 2010.

As of December 31, 2011, we had net operating loss carryforwards that are available to reduce future taxable income and that will begin to expire in 2026.

The valuation allowance for deferred tax assets as of January 1, 2010, was $1.7 million. The valuation allowance at December 31, 2011 and 2010 relates to foreign and state net operating loss carryforwards, which are not expected to be realized.

Deferred income taxes have not been provided on the undistributed earnings of our foreign subsidiaries as these earnings have been, and under current plans will continue to be, permanently reinvested in these subsidiaries. As of December 31, 2011, the cumulative undistributed earnings of these subsidiaries were approximately $3.0 million. If those earnings were not considered permanently reinvested, U.S. federal deferred income taxes would have been recorded, after consideration of U.S. foreign tax credits. However, it is not practicable to estimate the amount of additional taxes which may be payable upon distributions.

Cash payments for income taxes were $15.5 million, $28.2 million and $17.4 million in 2011, 2010 and 2009, respectively.

Note G – Goodwill and Other Intangibles

Goodwill is recorded to the extent that the purchase price of an acquisition exceeds the fair value of the identifiable net assets acquired. Goodwill and other intangibles with indefinite useful lives are tested for impairment as described below.

We assess the impairment of our goodwill by determining the fair value of each of our reporting units and comparing the fair value to the carrying value for each reporting unit. We have identified our reporting units as Direct Marketing and Shoppers.

We performed our annual goodwill impairment testing for both the Direct Marketing and Shoppers segments as of November 30, 2011. As quoted market prices are not available for our reporting units, estimated fair value was determined using a discounted cash flow (DCF) model, a cash flow multiple (CFM) model and with consideration of our overall market capitalization. The DCF and CFM models utilize projected financial results based on historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, the amount and timing of expected future cash flows, and perpetual growth rates. If a reporting unit's carrying amount exceeds its fair value, we must calculate the implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities (recognized and unrecognized) in a manner similar to a purchase price allocation, and then compare this implied fair value to its carrying amount. To the extent that the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recorded.

We assess the impairment of other intangibles with indefinite lives by determining the fair value of each intangible asset and comparing the fair value to the carrying value for each intangible asset. Fair value is determined using the relief from royalty method, a form of the income approach, based on historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. If an intangible's carrying amount exceeds its fair value, the intangible asset is written down to fair value and an impairment loss is recorded.

Both the Direct Marketing and Shoppers reporting units and all other intangibles with indefinite lives were tested for impairment as of November 30, 2011. Based on the results of our impairment test, we have not recorded an impairment loss related to goodwill or other intangibles with indefinite useful lives in any of the years in the three-year period ended December 31, 2011.

The changes in the carrying amount of goodwill are as follows:

In thousands	Direct Marketing	Shoppers	Total
Balance at December 31, 2009	$ 385,399	$ 167,487	$ 552,886
Purchase consideration	12,765	0	12,765
Balance at December 31, 2010	$ 398,164	$ 167,487	$ 565,651
Purchase consideration	0	0	0
Balance at December 31, 2011	$ 398,164	$ 167,487	$ 565,651

Other intangibles with indefinite useful lives relate to trademarks and trade names associated with the Tampa Flyer acquisition in April 2005 and the Aberdeen acquisition in September 2006, and were recorded at fair value.

The carrying amount of other intangibles with indefinite lives at December 31, 2011 and 2010 was $5.0 million in Direct Marketing and $7.6 million in Shoppers.

Other intangibles with definite useful lives all relate to contact databases, client relationships and non-compete agreements. Other intangibles with definite useful lives are recorded at fair value at the date of the acquisition. Other intangible assets with definite useful lives are amortized on a straight-line basis over their respective estimated useful lives, typically a period of 3 to 10 years, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We have not recorded an impairment loss related to other intangibles with definite useful lives in any of the years during the three-year period ended December 31, 2011.

The changes in the carrying amount of other intangibles with definite lives are as follows:

In thousands	Direct Marketing	Shoppers	Total
Balance at December 31, 2009	$ 523	$ 3,154	$ 3,677
Purchase consideration	500	0	500
Amortization	(290)	(700)	(990)
Balance at December 31, 2010	$ 733	$ 2,454	$ 3,187
Purchase consideration	0	0	0
Amortization	(229)	(570)	(799)
Balance at December 31, 2011	$ 504	$ 1,884	$ 2,388

Amortization expense related to other intangibles with definite useful lives was $0.8 million, $1.0 million and $1.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. Expected amortization expense for the next five years is as follows:

In thousands	
2012	$ 815
2013	$ 777
2014	$ 622
2015	$ 174
2016	$ 0

Note H – Employee Benefit Plans

Prior to January 1, 1999, we maintained a defined benefit pension plan for which most of our employees were eligible. In conjunction with significant enhancements to the 401(k) plan, we elected to freeze benefits under this defined benefit pension plan as of December 31, 1998.

In 1994, we adopted a non-qualified, unfunded, supplemental pension plan covering certain employees, which provides for incremental pension payments so that total pension payments equal those amounts that would have been payable from the principal pension plan were it not for limitations imposed by income tax regulation. The benefits under this supplemental pension plan, which is an unfunded plan, will continue to accrue as if the principal pension plan had not been frozen.

The overfunded or underfunded status of our defined benefit postretirement plans is recorded as an asset or liability on our balance sheet. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation. Periodic changes in the funded status are recognized through other comprehensive income. We currently measure the funded status of our defined benefit plans as of December 31, the date of our year-end consolidated balance sheets.

The status of the defined benefit pension plans at year-end was as follows:

	Year Ended December 31,	
In thousands	2011	2010
Change in benefit obligation		
Benefit obligation at beginning of year	$ 147,721	$ 135,145
Service cost	457	341
Interest cost	8,118	7,984
Actuarial loss	12,619	12,493
Administrative expenses paid	(1,086)	(937)
Benefits paid	(7,604)	(7,305)
Benefit obligation at end of year	$ 160,225	$ 147,721
Change in plan assets		
Fair value of plan assets at beginning of year	$ 97,497	$ 86,015
Actual return on plan assets	(2,099)	11,897
Contributions	6,294	7,827
Administrative expenses paid	(1,086)	(937)
Benefits paid	(7,604)	(7,305)
Fair value of plan assets at end of year	$ 93,002	$ 97,497
Funded status at end of year	$ (67,223)	$ (50,224)

The following amounts have been recognized in the Consolidated Balance Sheets at December 31:

In thousands	2011	2010
Current liabilities	$ 1,068	$ 976
Noncurrent liabilities	66,155	49,248
	$ 67,223	$ 50,224

The following amounts have been recognized in accumulated other comprehensive loss at December 31:

In thousands	2011	2010
Net loss	$ 48,702	$ 38,370
Prior service cost	3	32
	$ 48,705	$ 38,402

We plan to make total contributions of $6.4 million to our frozen pension plan in 2012 in order to obtain the Pension Protection Act of 2006 full funding limit exemption.

We are not required to make and do not intend to make any contributions to our unfunded, supplemental pension plan in 2012 other than to the extent needed to cover benefit payments We expect benefit payments under this supplemental pension plan to total $1.1 million in 2012. In the event of a change of control, as defined in the plan document, this supplemental pension plan is required to be fully funded.

The following information is presented for pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31,	
In thousands	2011	2010
Projected benefit obligation	$ 160,225	$ 147,721
Accumulated benefit obligation	$ 158,097	$ 146,366
Fair value of plan assets	$ 93,002	$ 97,497

The non-qualified, unfunded pension plan had an accumulated benefit obligation of $23.5 million and $21.3 million at December 31, 2011 and 2010, respectively.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Loss:

	Year Ended December 31,		
In thousands	2011	2010	2009
Net Periodic Benefit Cost (Pre-tax)			
Service cost	$ 457	$ 341	$ 548
Interest cost	8,118	7,984	8,153
Expected return on plan assets	(7,022)	(6,163)	(5,603)
Amortization of prior service cost	49	54	54
Transition obligation	0	0	10
Recognized actuarial loss	4,519	4,081	5,744
Net periodic benefit cost	$ 6,121	$ 6,297	$ 8,906
Amounts Recognized in Other Comprehensive Loss (Pre-tax)			
Net loss	$ 17,222		
Prior service cost	(49)		
Total cost recognized in other comprehensive loss	$ 17,173		
Net cost recognized in net periodic benefit cost and other comprehensive loss	$ 23,294		

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2012 is $6.1 million.

The weighted-average assumptions used for measurement of the defined pension plans were as follows:

	Year Ended December 31,		
	2011	2010	2009
Weighted-average assumptions used to determine net periodic benefit cost			
Discount rate	5.62%	6.20%	6.25%
Expected return on plan assets	7.25%	7.25%	7.75%
Rate of compensation increase	4.00%	4.00%	4.00%

	December 31,	
	2011	2010
Weighted-average assumptions used to determine benefit obligations		
Discount rate	5.02%	5.62%
Rate of compensation increase	4.00%	4.00%

The discount rate assumptions are based on current yields of investment-grade corporate long-term bonds. The expected long-term return on plan assets is based on the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity investments) over a long-term horizon. In determining the expected long-term rate of return on plan assets, we evaluated input from our investment consultants, actuaries, and investment management firms, including their review of asset class return expectations, as well as long-term historical asset class returns. Projected returns by such consultants and economists are based on broad equity and bond indices. Additionally, we considered our historical 15-year compounded returns, which have been in excess of the forward-looking return expectations.

The funded pension plan assets as of December 31, 2011 and 2010, by asset category, are as follows:

In thousands	2011	%	2010	%
Equity securities	$ 59,659	64%	$ 65,388	67%
Debt securities	28,238	30%	26,766	27%
Other	5,105	6%	5,343	6%
Total plan assets	$ 93,002	100%	$ 97,497	100%

The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which, in some cases over the last several years, have resulted in large declines in the fair value of investments. The fair values presented have been prepared using values and information available as of December 31, 2011.

The following tables present the fair value measurements of the assets in our funded pension plan:

In thousands	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities	$ 59,659	$ 59,659	$ 0	$ 0
Debt securities	28,238	28,238	0	0
Other	5,105	5,105	0	0
Total	$ 93,002	$ 93,002	$ 0	$ 0

In thousands	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities	$ 65,388	$ 65,388	$ 0	$ 0
Debt securities	26,766	26,766	0	0
Other	5,343	5,343	0	0
Total	$ 97,497	$ 97,497	$ 0	$ 0

The investment policy for the Harte-Hanks, Inc. Pension Plan focuses on the preservation and enhancement of the corpus of the plan's assets through prudent asset allocation, quarterly monitoring and evaluation of investment results, and periodic meetings with investment managers.

The investment policy's goals and objectives are to meet or exceed the representative indices over a full market cycle (3-5 years). The policy establishes the following investment mix, which is intended to subject the principal to an acceptable level of volatility while still meeting the desired return objectives:

	Target	Acceptable Range	Benchmark Index
Domestic Equities	50.0%	35% - 75%	S&P 500
Large Cap Growth.................	22.5%	15% - 30%	Russell 1000 Growth
Large Cap Value.....................	22.5%	15% - 30%	Russell 1000 Value
Mid Cap Value	5.0%	5% - 15%	Russell Mid Cap Value
Mid Cap Growth.....................	0.0%	0% - 10%	Russell Mid Cap Growth
Domestic Fixed Income	35.0%	15% - 50%	LB Aggregate
International Equities	15.0%	10% - 25%	MSC1 EAFE

The funded pension plan provides for investment in various investment types. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investments, it is reasonably possible that changes in the value of investments will occur in the near term and may impact the funded status of the plan. To address the issue of risk, the investment policy places high priority on the preservation of the value of capital (in real terms) over a market cycle. Investments are made in companies with a minimum five-year operating history and sufficient trading volume to facilitate, under most market conditions, prompt sale without severe market effect. Investments are diversified; reasonable concentration in any one issue, issuer, industry or geographic area is allowed if the potential reward is worth the risk.

The following table presents the investments that represented 5% or more of the funded pension plan's assets as of December 31, 2011 and 2010:

In thousands	2011	%	2010	%
LM Institutional Fund Advisors I, Inc. Western Asset Core Plus	$ 15,470	17%	$ 14,508	15%
PIMCO Total Return Fund Institutional Class	$ 12,765	14%	$ 12,255	13%
State Street Government STIF 15	$ 5,109	6%	$ 4,656	5%

Investment managers are evaluated by the performance of the representative indices over a full market cycle for each class of assets. The Pension Plan Committee reviews, on a quarterly basis, the investment portfolio of each manager, which includes rates of return, performance comparisons with the most appropriate indices, and comparisons of each manager's performance with a universe of other portfolio managers that employ the same investment style.

The expected future pension benefit payments for the next ten years as of December 31, 2011 are as follows:

In thousands	
2012	$ 7,839
2013	8,099
2014	8,545
2015	8,866
2016	9,203
2017 - 2021	49,274
	$ 91,826

We also sponsor a 401(k) retirement plan in which we match a portion of employees' voluntary before-tax contributions. Under this plan, both employee and matching contributions vest immediately. Total 401(k) expense recognized in 2011, 2010 and 2009 was $5.2 million, $5.3 million and $5.8 million, respectively.

Note I – Stockholders' Equity

We paid a quarterly dividend of 8.0 cents per common share in each of the quarters in the year ended December 31, 2011. We paid a quarterly dividend of 7.5 cents per common share in each of the quarters in the years ended December 31, 2010 and 2009. We currently plan to pay a quarterly dividend of 8.5 cents per common share in 2012, although any actual dividend declaration can be made only upon approval of our Board of Directors, based on its business judgment.

During 2011, we repurchased 1.0 million shares of our common stock for $8.4 million under our stock repurchase program, all of which was repurchased during the second quarter of 2011. As of December 31, 2011, we have repurchased 64.9 million shares since the beginning of our January 1997 stock repurchase program. Under this program, we had authorization to repurchase approximately 9.5 million additional shares at December 31, 2011.

During 2011, we received 19,689 shares of our common stock, with an estimated market value of $0.2 million, in connection with stock option exercises and the vesting of non-vested shares. Since January 1997, we have received 1.7 million shares in connection with stock option exercises and the vesting of non-vested shares.

Note J – Stock-Based Compensation

Compensation expense for stock-based awards is based on the fair values of the awards on the date of grant and is recognized on a straight-line basis over the vesting period of the entire award in the "Labor" line of the Consolidated Statements of Operations. For the years ended December 31, 2011, 2010 and 2009, we recorded total stock-based compensation expense of $5.0 million, $3.9 million and $3.9 million, respectively. $0.5 million of the 2011 stock-based compensation related to the retirement of the President of Harte-Hanks Shoppers. In connection with his retirement on August 31, 2011, all of his unvested stock-based awards vested.

In May 2005, we adopted the 2005 Omnibus Incentive Plan (2005 Plan), a stockholder approved plan, pursuant to which we may issue equity securities to directors, officers and key employees. Under the 2005 Plan we have awarded stock options, non-vested shares and performance stock units. The 2005 Plan replaced the 1991 Stock Option Plan (1991 Plan), a stockholder approved plan, pursuant to which we issued stock options to directors, officers and key employees. No additional options will be granted under the 1991 Plan. As of December 31, 2011, there were 3.6 million shares available for grant under the 2005 Plan.

Stock Options

Under the 2005 Plan, all options have been granted at exercise prices equal to the market value of the common stock on the grant date (2005 Plan options). All 2005 Plan options granted prior to 2011 become exercisable in 25% increments on the second, third, fourth and fifth anniversaries of their date of grant and expire on the tenth anniversary of their date of grant. All options granted in 2011 become exercisable in 25% increments on the first, second, third and fourth anniversaries of their date of grant, and expire on the tenth anniversary of their date of grant. As of December 31, 2011, 2005 Plan options to purchase 4.6 million shares were outstanding with exercise prices ranging from $6.04 to $28.85 per share.

Under the 1991 Plan, options were granted at exercise prices equal to the market value of the common stock on the grant date (1991 Plan market price options) and at exercise prices below the market value of the common stock (1991 Plan performance options). 1991 Plan market price options become exercisable in 25% increments on the second, third, fourth and fifth anniversaries of their date of grant and expire on the tenth anniversary of their date of grant. As of December 31, 2011, 1991 Plan market price options to purchase 2.2 million shares were outstanding with exercise prices ranging from $17.45 to $26.55 per share.

The 1991 Plan performance options became exercisable in whole or in part after three years, and the extent to which they became exercisable at that time depended upon the extent to which we achieved certain goals established at the time the options were granted. No 1991 Plan performance options have been granted since January 1999, and all remaining 1991 Plan performance options were exercised in January 2009. All options granted under the 1991 Plan and 2005 Plan vest in full upon a change of control (as defined in each plan).

The following summarizes all stock option activity during the years ended December 31, 2011, 2010 and 2009:

	Number of Shares	Weighted-Average Option Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Thousands)
Options outstanding at December 31, 2008	6,707,690	$20.02		
Granted	1,946,000	6.09		
Exercised	(7,312)	3.43		$ 34
Unvested options forfeited	(569,513)	17.35		
Vested options expired	(1,081,216)	18.38		
Options outstanding at December 31, 2009	6,995,649	$16.63		
Granted	1,514,500	11.89		
Exercised	(5,550)	13.64		$ 7
Unvested options forfeited	(282,196)	12.60		
Vested options expired	(649,393)	16.50		
Options outstanding at December 31, 2010	7,573,010	$15.85		
Granted	420,500	11.68		
Exercised	(118,250)	6.04		$ 717
Unvested options forfeited	(363,192)	11.17		
Vested options expired	(758,440)	18.16		
Options outstanding at December 31, 2011	6,753,628	$15.75	5.24	$ 4,406
Exercisable at December 31, 2011	3,695,718	$ 19.98	3.23	$ 1,162

The aggregate intrinsic value at year end in the table above represents the total pre-tax intrinsic value that would have been received by the option holders if all of the in-the-money options were exercised on December 31, 2011. The pre-tax intrinsic value is the difference between the closing price of our common stock on December 31, 2011 and the exercise price for each in-the-money option. This value fluctuates with the changes in the price of our common stock.

The following table summarizes information about stock options outstanding at December 31, 2011:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.00 – 6.99	1,420,250	7.10	$ 6.04	381,125	$ 6.04
$ 7.00 – 11.99	1,336,000	8.19	$ 11.67	76,250	$11.90
$12.00 – 15.99	958,528	7.29	$ 14.42	306,942	$15.82
$16.00 – 18.99	730,579	0.64	$ 18.09	718,079	$18.11
$19.00 – 22.99	861,596	1.48	$ 21.16	861,596	$21.16
$23.00 – 25.70	753,362	3.40	$ 25.08	722,612	$25.15
$25.71 – 28.85	693,313	4.40	$ 26.04	629,114	$26.04
	6,753,628	5.24	$ 15.75	3,695,718	$19.98

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions used for grants during 2011, 2010 and 2009:

	Years Ended December 31,		
	2011	2010	2009
Expected term (in years)	6.25	6.75	6.75
Expected stock price volatility	39.76%	36.03%	31.28%
Risk-free interest rate	2.43%	2.70%	2.32%
Expected dividend yield	2.42%	2.42%	2.93%

Expected term is estimated using the simplified method, which takes into account vesting and contractual term. The simplified method is being used to calculate expected term instead of historical experience due to a lack of relevant historical data resulting from changes in option vesting schedules and changes in the pool of employees receiving option grants. Expected stock price volatility is based on the historical volatility from traded shares of our stock over the expected term. The risk-free interest rate is based on the rate of a zero-coupon U.S. Treasury instrument with a remaining term approximately equal to the expected term. Expected dividend yield is based on historical stock price movement and anticipated future annual dividends over the expected term. Future annual dividends over the expected term are estimated to range between $0.32 and $0.42 per share, with a weighted-average annual dividend of $0.37 per share.

The weighted-average fair value of options granted during 2011, 2010 and 2009 was $3.85, $3.70 and $1.51, respectively. As of December 31, 2011, there was $5.9 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted average period of approximately 2.7 years.

Non-vested Shares

All non-vested shares have been granted under the 2005 Plan. In general, all non-vested shares granted prior to 2011 vest 100% on the third anniversary of their date of grant. 238,666 of the non-vested shares granted in 2011 vest in three equal increments on the first, second and third anniversaries of their date of grant. The remaining 61,558 non-vested shares granted in 2011 vest 100% on the third anniversary of their date of grant. Non-vested shares granted under the 2005 Plan also vest upon a change of control.

The following summarizes all non-vested share activity during 2011, 2010 and 2009:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested shares outstanding at December 31, 2008	180,386	$ 22.88
Granted	54,668	6.04
Vested	(65,232)	25.82
Forfeited	(16,082)	21.50
Non-vested shares outstanding at December 31, 2009	153,740	$ 15.76
Granted	85,747	11.93
Vested	(48,201)	24.79
Forfeited	(10,000)	24.86
Non-vested shares outstanding at December 31, 2010	181,286	$ 11.05
Granted	300,224	12.31
Vested	(53,671)	15.04
Forfeited	(8,499)	11.95
Non-vested shares outstanding at December 31, 2011	419,340	$ 11.42

The fair value of each non-vested share is estimated on the date of grant as the closing market price of our common stock on the date of grant. As of December 31, 2011, there was $2.9 million of total unrecognized compensation cost related to non-vested shares. This cost is expected to be recognized over a weighted average period of approximately 1.97 years.

Performance Stock Units

All performance stock units have been granted under the 2005 Plan. Performance stock units are a form of share-based awards similar to non-vested shares, except that the number of shares ultimately issued is based on our performance against specific performance goals over a three-year period. At the end of the performance period, the number of shares of stock issued will be determined by adjusting upward or downward from the maximum in a range between 0% and 100%. Upon a change of control, outstanding performance stock units will be paid out at the 100% level.

The following summarizes all performance stock unit activity during 2011, 2010 and 2009:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Performance stock units outstanding at December 31, 2008	105,350	$ 22.44
Granted	0	0
Issued	0	0
Forfeited	(47,900)	24.01
Performance stock units outstanding at December 31, 2009	57,450	$ 20.52
Granted	0	0
Issued	0	0
Forfeited	(33,200)	24.56
Performance stock units outstanding at December 31, 2010	24,250	$ 14.98
Granted	188,800	11.34
Issued	(19,200)	11.34
Forfeited	(24,250)	14.98
Performance stock units outstanding at December 31, 2011	169,600	$ 11.34

The fair value of each performance stock unit is estimated on the date of grant as the closing market price of our common stock on the date of grant, minus the present value of anticipated dividend payments. Periodic compensation expense is based on the current estimate of future performance against specific performance goals over a three-year period and is adjusted up or down based on those estimates.

Employee Stock Purchase Plan

In March of 2009, we terminated the 1994 Employee Stock Purchase Plan, a stockholder approved plan that previously provided for a total of 6.0 million shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. In January of 2009, we issued 0.1 million shares under this plan at an average price of $5.75 per share. No shares were issued under this employee stock purchase plan subsequent to January of 2009.

Note K – Commitments and Contingencies

At December 31, 2011, we had letters of credit in the amount of $10.9 million. No amounts were drawn against these letters of credit at December 31, 2011. These letters of credit exist to support insurance programs relating to workers' compensation, automobile and general liability, as well as a real estate obligation.

On January 25, 2010, Harte-Hanks Shoppers, Inc. (Shoppers), a California corporation and a subsidiary of Harte-Hanks, Inc. (Harte-Hanks), reached an agreement in principle with Shoppers employee Frank Gattuso and former employee Ernest Sigala, individually and on behalf of a certified class, to settle and resolve a previously disclosed class action lawsuit filed in 2001 (*Frank Gattuso et al. v. Harte-Hanks Inc. et al.,* as further described below). During the fourth quarter of 2009 we accrued the full $7.0 million associated with this agreement. This agreement in principle was reduced to a class settlement agreement executed by the parties, and received final approval from the court on May 26, 2011. Pursuant to the settlement agreement, Shoppers established a class settlement fund of $7.0 million. In return, each member of the class, including Gattuso and Sigala, released all claims against Shoppers and its affiliates that in any way arose from or related to the matters which were the subject of, or could have been the subject of, the claims alleged in the class action lawsuit. Payments under the class settlement agreement from the class settlement fund concluded in August 2011, and at that time $1.3 million of unclaimed funds reverted back to Shoppers.

We are also currently subject to various other legal proceedings in the course of conducting our businesses and, from time to time, we may become involved in additional claims and lawsuits incidental to our businesses. In the opinion of management, after consultation with counsel, none of these matters is currently considered to be reasonably possible of resulting in a material adverse effect on our consolidated financial position or results of operations. Nevertheless, we cannot predict the impact of future developments affecting our pending or future claims and lawsuits and any resolution of a claim or lawsuit within a particular fiscal quarter may adversely impact our results of operations for that quarter. We expense legal costs as incurred, and all recorded legal liabilities are adjusted as required as better information becomes available to us. The factors we consider when recording an accrual for contingencies include, among others: (i) the opinions and views of our legal counsel; (ii) our previous experience; and (iii) the decision of our management as to how we intend to respond to the complaints.

Note L – Leases

We lease certain real estate and equipment under numerous lease agreements, most of which contain some renewal options. The total rent expense applicable to operating leases was $21.4 million, $23.5 million and $27.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Step rent provisions and escalation clauses, capital improvement funding, rent holidays and other lease concessions are taken into account in computing minimum lease payments. We recognize the minimum lease payments on a straight-line basis over the minimum lease term.

The future minimum rental commitments for all non-cancelable operating leases with terms in excess of one year as of December 31, 2011 are as follows:

In thousands	
2012	$16,846
2013	12,446
2014	7,973
2015	4,757
2016	2,706
After 2016	4,066
	$48,794

We also lease certain equipment and software under capital leases. Our capital lease obligations at year-end were as follows:

	December 31,	
In thousands	2011	2010
Current portion of capital leases	$ 402	$ 577
Long-term portion of capital leases	305	619
Total capital lease obligations	$ 707	$ 1,196

The future minimum lease payments for all capital leases operating as of December 31, 2011 are as follows:

In thousands	
2012	$ 402
2013	222
2014	61
2015	22
2016	0
After 2016	0
	$ 707

Note M – Selected Quarterly Data (Unaudited)

In thousands, except per share amounts	2011 Quarter Ended				2010 Quarter Ended			
	December 31	September 30	June 30	March 31	December 31	September 30	June 30	March 31
Revenues	$224,624	$212,788	$ 213,047	$200,306	$235,993	$216,745	$ 207,609	$200,179
Operating income	23,826	20,715	16,546	14,319	25,109	25,055	22,573	18,316
Net income	14,728	12,128	9,425	7,917	15,604	13,815	13,416	10,769
Basic earnings per share	$ 0.23	$ 0.19	$ 0.15	$ 0.12	$ 0.25	$ 0.22	$ 0.21	$ 0.17
Diluted earnings per share	$ 0.23	$ 0.19	$ 0.15	$ 0.12	$ 0.24	$ 0.22	$ 0.21	$ 0.17

Earnings per common share amounts are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual earnings per share.

Note N – Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and non-vested shares.

A reconciliation of basic and diluted earnings per share (EPS) is as follows:

	Year Ended December 31,		
In thousands, except per share amounts	2011	2010	2009
Basic EPS			
Net income	$ 44,198	$ 53,604	$ 47,715
Weighted-average common shares outstanding used in earnings per share computations	63,173	63,616	63,557
Earnings per share	$ 0.70	$ 0.84	$ 0.75
Diluted EPS			
Net income	$ 44,198	$ 53,604	$ 47,715
Shares used in diluted earnings per share computations	63,552	64,139	63,885
Earnings per share	$ 0.70	$ 0.84	$ 0.75
Computation of Shares Used in Earnings Per Share Computations			
Weighted-average common shares outstanding	63,173	63,616	63,557
Weighted-average common equivalent shares — dilutive effect of options and non-vested shares	379	523	328
Shares used in diluted earnings per share computations	63,552	64,139	63,885

For the purpose of calculating the shares used in the diluted EPS calculations, 5.4 million, 6.0 million and 5.3 million anti-dilutive options have been excluded from the EPS calculations for the years ended December 31, 2011, 2010 and 2009, respectively.

Note O – Business Segments

We are a worldwide direct and targeted marketing company with operations in two segments – Direct Marketing and Shoppers.

Harte-Hanks Direct Marketing uses various capabilities and technologies to enable our clients to capture, analyze and disseminate customer and prospect data across all points of customer contact. Direct Marketing services are targeted to specific industries or markets with services and software products tailored to each industry or market. Currently, our Direct Marketing business services various vertical markets including retail, high-tech/telecom, financial services, pharmaceutical/healthcare, and a wide range of selected markets. We believe that we are generally able to provide services to new industries and markets by modifying our services and applications as opportunities are presented. Depending on the needs of our clients, our Direct Marketing capabilities are provided in an integrated approach through more than 30 facilities worldwide, more than 10 of which are located outside of the United States. Each of these centers possesses some specialization and is linked with others to support the needs of our clients.

Harte-Hanks Shoppers is North America's largest owner, operator and distributor of shopper publications, based on weekly circulation and revenues. Shoppers are weekly advertising publications delivered free by Standard Mail to households and businesses in a particular geographic area. Shoppers offer advertisers a targeted, cost-effective local advertising system, with virtually 100% penetration in their area of distribution. Shoppers are particularly effective in large markets with high media fragmentation in which major metropolitan newspapers generally have low penetration. Our Shoppers segment also provides advertising and other services online through our websites, *PennySaverUSA.com* and *TheFlyer.com*. Our Shoppers clients range from large national companies to local neighborhood businesses to individuals with a single item for sale. The segment's core clients are local service businesses and small retailers. Shoppers' client base is entirely domestic. At December 31, 2011, our Shoppers publications were zoned into approximately 950 separate editions with total circulation of approximately 11.2 million shopper packages in California and Florida each week.

Included in Corporate Activities are general corporate expenses. Assets of Corporate Activities primarily include unallocated cash, investments and deferred income taxes.

Information about our operations in different business segments is set forth below based on the nature of the products and services offered. We evaluate performance based on several factors, of which the primary financial measures are segment revenues and operating income. The accounting policies of the business segments are the same as those described in Note A, *Significant Accounting Policies*.

In thousands	Year Ended December 31, 2011	2010	2009
Revenues			
Direct Marketing	$ 614,270	$ 601,283	$ 585,988
Shoppers	236,495	259,243	274,155
Total revenues	$ 850,765	$ 860,526	$ 860,143
Operating income			
Direct Marketing	$ 83,490	$ 86,748	$ 95,812
Shoppers	3,147	15,602	(1,354)
Corporate Activities	(11,231)	(11,297)	(12,028)
Total operating income	$ 75,406	$ 91,053	$ 82,430
Income before income taxes			
Operating income	$ 75,406	$ 91,053	$ 82,430
Interest expense	(3,184)	(2,824)	(8,150)
Interest income	249	200	182
Other, net	1,502	(2,102)	(2,520)
Income before income taxes	$ 73,973	$ 86,327	$ 71,942
Depreciation			
Direct Marketing	$ 15,195	$ 16,792	$ 20,489
Shoppers	5,201	5,632	7,750
Corporate Activities	18	13	26
Total depreciation	$ 20,414	$ 22,437	$ 28,265
Other intangible amortization			
Direct Marketing	$ 229	$ 290	$ 716
Shoppers	570	700	996
Total intangible amortization	$ 799	$ 990	$ 1,712
Capital expenditures			
Direct Marketing	$ 19,378	$ 15,992	$ 7,475
Shoppers	1,644	1,388	1,536
Corporate Activities	12	69	0
Total capital expenditures	$ 21,034	$ 17,449	$ 9,011

In thousands	December 31, 2011	2010
Total assets		
Direct Marketing	$ 674,776	$ 603,788
Shoppers	169,868	235,408
Corporate Activities	87,870	87,684
Total assets	$ 932,514	$ 926,880

Information about the operations in different geographic areas:

In thousands	Year Ended December 31, 2011	2010	2009
Revenues [a]			
United States	$ 759,876	$ 768,011	$ 772,314
Other countries	90,889	92,515	87,829
Total revenues	$ 850,765	$ 860,526	$ 860,143

In thousands	December 31, 2011	2010
Property, plant and equipment [b]		
United States	$ 65,229	$ 65,764
Other countries	6,354	6,895
Total long-lived assets	$ 71,583	$ 72,659

a Geographic revenues are based on the location of the service being performed.

b Property, plant and equipment are based on physical location.

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INDEX TO EXHIBITS

We are incorporating certain exhibits listed below by reference to other Harte-Hanks filings with the Securities and Exchange Commission, which we have identified in parentheses after each applicable exhibit.

Exhibit No.	Description of Exhibit
Charter Documents	
3(a)	Amended and Restated Certificate of Incorporation as amended through May 5, 1998 (filed as Exhibit 3(e) to the Company's Form 10-Q for the six months ended June 30, 1998).
3(b)	Third Amended and Restated Bylaws (filed as Exhibit 3.1 to the Company's Form 8-K dated December 6, 2010).
Credit Agreements	
10.1(a)	Term Loan Agreement by and between Harte-Hanks, Inc. and Wells Fargo Bank, N.A, as administrative agent, dated March 7, 2008 (filed as Exhibit 10.1 to the Company's Form 8-K dated March 7, 2008).
10.1(b)	Revolving Credit Agreement dated as of August 12, 2010 between Harte-Hanks, Inc., each lender from time to time party hereto, and Bank of America, N. A., as Administrative Agent (filed as Exhibit 10.1 to the Company's Form 8-K, dated August 12, 2010).
10.1(c)	First Amendment to Term Loan Agreement dated as of August 12, 2010 between Harte-Hanks, Inc., and Wells Fargo Bank, N. A., as Administrative Agent (filed as Exhibit 10.2 to the Company's Form 8-K, dated August 12, 2010).
10.1(d)	Term Loan Agreement dated as of August 16, 2011 between Harte-Hanks, Inc., each lender from time to time party thereto, and Bank of America, N. A., as administrative agent (filed as Exhibit 10.1 to the Company's Form 8-K, dated August 16, 2011).
10.1(e)	First Amendment to Revolving Credit Agreement dated as of August 16, 2011 Between Harte-Hanks, Inc., each lender from time to time party thereto, and Bank of America, N. A., as administrative agent (filed as Exhibit 10.2 to the Company's Form 8-K, dated August 16, 2011).
10.1(f)	Second Amendment to Term Loan Agreement dated as of August 16, 2011 Between Harte-Hanks, Inc., each lender from time to time party thereto and Wells Fargo Bank, N.A., as administrative agent (filed as Exhibit 10.3 to the Company's Form 8-K, dated August 16, 2011).
Management and Director Compensatory Plans and Forms of Award Agreements	
10.2(a)	Harte-Hanks, Inc. Restoration Pension Plan (As Amended and Restated Effective January 1, 2008) (filed as Exhibit 10.1 to the Company's Form 8-K dated June 27, 2008).

10.2(b)	Harte-Hanks, Inc. Deferred Compensation Plan (As Amended and Restated Effective January 1, 2008) (filed as Exhibit 10.3 to the Company's Form 10-K dated June 27, 2008).
10.2(c)	Harte-Hanks Communications, Inc. 1996 Incentive Compensation Plan (filed as Exhibit 10(p) to the Company's Form 10-Q for the six months ended June 30, 1996).
10.2(d)	Harte-Hanks, Inc. Amended and Restated 1991 Stock Option Plan (filed as Exhibit 10(g) to the Company's Form 10-Q for the six months ended June 30, 1998).
10.2(e)	Form of Non Qualified Stock Option Agreement for employees granted under the Amended and Restated 1991 Stock Option Plan (filed as Exhibit 10(i) to the Company's Form 10-K for the year ended December 31, 2005).
10.2(f)	Form of Non Qualified Stock Option Agreement for directors granted Under the Amended and Restated 1991 Stock Option Plan (filed as Exhibit 10(j) to the Company's Form 10-K for the year ended December 31, 2005).
10.2(g)	Harte-Hanks, Inc. 2005 Omnibus Incentive Plan (As Amended and Restated Effective February 13, 2009) (filed as Exhibit 10.1 to the Company's Form 8-K dated February 13, 2009).
10.2(h)	Amendment to Harte-Hanks, Inc. 2005 Omnibus Incentive Plan, dated as of May 12, 2009 (incorporated by reference to Exhibit 4.4 to Harte-Hanks Registration Statement on Form S-8, filed on May 12, 2009).
*10.2(i)	Form of 2005 Omnibus Incentive Plan Non-Qualified Stock Option Agreement.
*10.2(j)	Form of 2005 Omnibus Incentive Plan Bonus Stock Agreement.
*10.2(k)	Form of 2005 Omnibus Incentive Plan Restricted Stock Award Agreement.
*10.2(l)	Form of 2005 Omnibus Incentive Plan Performance Unit Award Agreement.
10.2(m)	Summary of Non-Employee Directors' Compensation (filed as Exhibit 10.1(q) to the Company's Form 10-K for the fiscal year ended December 31, 2008).

Executive Officer Employment and Separation Agreements

10.3(a)	Transition and Consulting Agreement, dated as of August 29, 2007, by and between the Company and Richard Hochhauser (filed as Exhibit 10.1 to the Company's Form 8-K dated August 29, 2007).
10.3(b)	Form of Change of Control Severance Agreement between the Company and its Corporate Officers (filed as Exhibit 10.1 to the Company's Form 8-K, dated March 15, 2011).

10.3(c)	Form of Employment Restrictions Agreement signed by the Corporate Officers of the Company (filed as Exhibit 10.3 to the Company's Form 8-K dated March 15, 2011).
10.3(d)	Transition Agreement, dated as of December 15, 2008, by and between the Company and Dean Blythe (filed as Exhibit 10.1 to the Company's Form 8-K dated December 15, 2008).
10.3 (e)	Transition and Consulting Agreement, dated as of July 25, 2011, Between the Company and Peter E. Gorman (filed as Exhibit 10.1 to the Company's Form 8-K dated July 26, 2011).

Other Exhibits

*21	Subsidiaries of the Company.
*23	Consent of KPMG LLP.
*31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Furnished Certification of Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Furnished Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed or furnished herewith, as applicable

Exhibit 10.2(i)

HARTE-HANKS, INC.
NON-QUALIFIED STOCK OPTION AGREEMENT

Shares of Common Stock Subject to this Option: [##,###]	Option Price Per Share: $[____]
Holder: [Name]	Award Date:

THIS AGREEMENT (this "**Agreement**"), effective as the Award Date, is between Harte-Hanks, Inc., a Delaware corporation (the "**Company**"), and Holder. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meaning set forth in the Plan (as defined below).

W I T N E S S E T H:

WHEREAS, the Company has adopted the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan (the "Plan"), which provides for the granting of Non-Qualified Options to purchase shares of Common Stock, to Participants selected by the Board or the Committee; and

WHEREAS, the Holder has been selected by the Board or Committee to participate in the Plan, in accordance with the provisions thereof.

WHEREAS, the Board or Committee awarded Holder a Non-Qualified Option on the Award Date.

WHEREAS, the parties hereto desire to evidence in writing the terms and conditions of such option.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements herein contained and as an inducement to the Holder to be an employee of the Company or an Affiliated Company, the parties hereto hereby agree as follows:

1. **Grant**. On the Award Date, the Company awarded to the Holder this Non-Qualified Option (this "**Option**") to purchase from the Company, on the terms and conditions herein set forth and in the Plan, all or any part of the number of shares of Common Stock at the Option Price Per Share as set forth above. The grant of this Option was effective on the Award Date. Except as otherwise provided in Section 3 below, this Option may not be exercised unless the Holder, at the time he or she exercises this Option, is (and has been at all times since the date of grant of this Option) a Participant under the Plan (an "**Eligible Participant**").

2. **Vesting**. This Option vests, and may be exercised, in [four equal installments (*i.e.*, 25% each) on each of the first four anniversaries of the Award Date]. Notwithstanding the foregoing, (a) in no event can this Option be exercised in whole or in part on or after the date on which this Option lapses pursuant to Section 5, [and (b) this Option shall automatically vest in full upon the occurrence of a Change of Control (as defined in the Plan)]. The right of exercise shall be cumulative so that to the extent the Option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all shares for which it is vested until the earlier of the Final Exercise Date (as defined below) or the termination of this Option under Section 5 hereof or the Plan.

3. **Exercise**. Holder may exercise this Option, in whole or in part, at any time (subject to Section 2) by delivering written notice to the Company's Secretary along with full payment of the exercise price under this Option for the shares being purchased. The notice must specify that this Option (or a portion thereof) is being exercised and the number of shares with respect to which this Option is being

exercised. This Option may only be exercised as provided in this Agreement and in accordance with such rules and regulations as may, from time to time, be adopted by the Board or the Committee under the Plan. The exercise of this Option shall be deemed effective upon receipt by the Company of the notice and payment described herein. If the Holder exercises this Option in full, it shall be surrendered to the Company for cancellation. If the Holder only partially exercises this Option, it shall, upon request, be delivered to the Company for the purpose of making appropriate notation thereon, or otherwise reflecting, in such manner as the Company shall determine, the result of such partial exercise hereof. As soon as practicable after the effective exercise of this Option, and upon satisfaction of all applicable withholding requirements pursuant to the Plan, the Holder or the Holder's nominee, shall be recorded on the Company's stock transfer books as the owner of the shares purchased. The Company may, but is not required to, deliver to the Holder one or more duly issued and executed stock certificates evidencing such ownership.

4. **Payments**. When this Option is exercised, payment of the total exercise price for the shares to be purchased shall be made to the Company (i) in cash (including check, bank draft or money order), (ii) by transfer from the Holder to the Company of shares of Common Stock (other than shares of Common Stock that the Committee determines by rule may not be used to exercise this Option) that the Holder has held for more than six months with a then current aggregate Fair Market Value equal to the total exercise price for the portion of this Option being exercised, (iii) by the Company retaining a number of shares of the Common Stock deliverable upon exercise of this Option whose aggregate Fair Market Value is equal to the exercise price to be paid in connection with such exercise; or (iv) to the extent permissible under applicable law, delivery to the Company of: (A) a properly executed exercise notice, (B) irrevocable instructions to a broker to sell a sufficient number of the shares being exercised to cover the exercise price and to promptly deliver to the Company (on the same day that the shares of Common Stock issuable upon exercise are delivered) the amount of sale proceeds required to pay the exercise price and any required tax withholding relating to the exercise, and (C) such other documentation as the Committee and the broker shall require to effect a same-day exercise and sale.

5. Expiration. This Option shall expire on 10th anniversary of the Award Date (the "Final Exercise Date") unless terminated prior to the Final Exercise Date pursuant to the terms of this Agreement or the Plan. In addition, this Option shall expire:

(a) one year after the date of the Holder's death or disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code); provided, however, that in such event this Option may only be exercised to the extent it is vested at the time of the Holder's death or disability;

(b) 90 days after the Termination Date (as defined below) if the Holder is then still living and if such termination is for a reason other than for Cause or as a result of a Material Breach (as defined below); provided, however, that in such event this Option may only be exercised to the extent it is vested at the time of the Termination Date; and provided, further, however, that in the event that the Holder dies during the 90-day period immediately after the Termination Date (and the Holder has not been terminated for Cause or as a result of a Material Breach), then this Option shall terminate one year after the date of the Holder's death; or

(c) on the Termination Date, if such termination was for Cause or as a result of a Material Breach.

For purposes of this Agreement, "**Material Breach**" means the material breach of any contractual, statutory, fiduciary or other legal obligation of the Holder to the Company, as determined in the sole judgment of the Company, and "Termination Date" shall mean the date on which the Holder is no longer a Participant under the Plan.

6. **Transfer and Assignment**. This Option and the rights and privileges conferred therewith shall not be sold, transferred, encumbered, hypothecated or otherwise conveyed by the Holder otherwise than by will or by the laws of descent and distribution. This Option is not and will not liable for or subject to, in whole or in part, the debts, contracts, liabilities, or torts by the Holder nor shall it be subject to garnishment, attachment, execution, levy or other legal or equitable process. This Option shall be exercisable during the lifetime of the Holder only by the Holder. To the extent exercisable after the Holder's death, this Option shall be exercised only by the person or persons entitled to receive this Option under the Holder's will, duly probated, or if the Holder shall fail to make a testamentary disposition of this Option, by the executor or administrator of the Holder's estate.

7. **Conditions**. If at any time the Board shall determine, based on opinion of counsel to the Company, that listing, registration or qualification of the shares covered by this Option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of the exercise of this Option, this Option may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to counsel for the Company.

8. **Notices**. Any notice to be given under the terms of this Agreement or any delivery of this Option to the Company shall be made by personal delivery, through the mail, or by facsimile, electronic mail or other electronic transmission to the Company's Secretary, Harte-Hanks, Inc., 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216, Fax: (210) 829-9139. Any notice to be given to the Holder shall be addressed to the Holder at the Holder's address indicated in the Company's payroll records, the Holder's company email address or at such other address as either party may hereafter designate in writing to the other.

9. **Further Understandings**. The granting of this Option shall impose no obligation upon the Holder to exercise any part of it. The Holder acknowledges and agrees that the vesting of shares pursuant to the vesting schedule hereof is earned only by such Holder's remaining an Eligible Participant (not through the act of being hired, being granted this Option or acquiring shares hereunder). The Holder further acknowledges and agrees that this Option, the transactions contemplated hereunder and the vesting schedule set forth herein do not constitute an express or implied promise of continued engagement as an employee, director or consultant of the Company or an Affiliated Company for the vesting period for any period, or at all, and shall not interfere in any way with the Holder's right or the right of the Company or any Affiliated Company to terminate the Holder's relationship as an employee, director or consultant at any time with or without Cause. The Holder acknowledges that this Option (a) is not granted by the Company as a matter of right, but is granted (and the amount of the award is granted) at the sole discretion of the Board or Committee, (b) is not part of Holder's contractual compensation and (c) does not create and enforceable right to further options in future years or in similar amounts. This discretion of the Board and Committee relates to the award of options and the amount of any award. The Holder waives any and all acquired rights claims in connection with past or future employment or service as a consultant or director with the Company or any Affiliated Company.

10. **Protection of Goodwill**. You acknowledge that the Company is providing you with this Option in connection with and consideration for your promises and covenants contained herein. Specifically, in consideration for the Option, which you acknowledge provides a material incentive for you to grow, develop and protect the goodwill and confidential and proprietary information of the Company, you agree that the Option (itself and in combination with any other awards made under the Plan) constitutes independent and sufficient consideration for all non-competition, non-solicitation and confidentiality covenants between you and the Company, and agree and acknowledge that you will fully abide by each of such covenants. You further acknowledge that your promise to fully abide by each of the protective covenants referenced above is a material inducement for the Company to provide you with the Option.

11. **Successors & Assigns**. Subject to the limitations of the transferability of this Option, this Agreement shall be binding upon and inure to the benefit of the heirs, legal representatives, successors and assigns of the parties hereto.

12. **Governing Law**. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware.

13. **Taxes**. Any provision of this Agreement to the contrary notwithstanding, the Company may take such steps as it may deem necessary or desirable for the withholding of any taxes which it is required by law or regulation of any governmental authority, federal, state or local, domestic or foreign, to withhold in connection with any of the shares subject hereto. Subject to limitations established by the Committee and/or the Board from time to time, any withholding taxes may be paid by delivery to the Company of previously owned shares of Common Stock or by reducing the number of shares issuable upon exercise of this Option.

14. **Non-Qualified Option**. This Option is not intended to be an incentive stock option as defined in Section 422 of the Internal Revenue Code.

15. **Clawback**. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "**Act**"), this Option shall not be deemed fully earned or vested, even if exercised, if this Option or any portion thereof is deemed "incentive compensation" and subject to recovery, or "clawback" by the Company pursuant to the provisions of the Act and any rules or regulations promulgated thereunder or by any stock exchange on which the Company's securities are listed (the "**Rules**"). In addition, Holder hereby acknowledges that this Agreement may be amended as necessary and/or shall be subject to any recoupment policies adopted by the Company to comply with the requirements and/or limitations under the Act and the Rules, or any other federal or stock exchange requirements, including by expressly permitting (or, if applicable, requiring) the Company to revoke, recover and/or clawback this Option or the shares of Common Stock issued pursuant hereto.

16. **Option Subject to the Plan**. Holder accepts this Option subject to all the provisions of the Plan including the provisions that authorize the Committee to administer and interpret the Plan and that provide the Committee's and the Board's decisions, determinations and interpretations with respect to the Plan and options granted thereunder are final and conclusive on all persons affected thereby. The terms and conditions included in the Plan are incorporated by reference herein, and to the extent that any conflict may exist between any term or provision of this Agreement and any term or provision of the Plan, the term or provision of the Plan shall control.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

HOLDER:	HARTE-HANKS, INC.
______________________________	By: ______________________________
[name]	

Exhibit 10.2(j)

HARTE-HANKS, INC.
BONUS STOCK AWARD

Unless defined in this Bonus Stock Award (this "**Award Document**"), capitalized terms will have the same meanings ascribed to them in the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan (as may be amended, the "**Plan**").

Pursuant to Articles 10 and 12 of the Plan, you have been granted restricted Common Stock on the following terms and subject to the provisions of the Plan, which is incorporated by reference. In the event of a conflict between the provisions of the Plan and this Award Document, the provisions of the Plan will prevail.

Participant:	[name]
Total Number of Shares Granted:	[##,###]
Grant Date:	[date]
Fair Market Value per Share on Grant Date:	$[______]
Vesting Schedule:	Subject to the terms of Exhibit A attached hereto, all shares subject to this Award Document will vest and become non-forfeitable upon the earlier to occur of [(i) [date] or (ii) [a Change of Control].]

By your signature and the signature of the Company's representative below, you and the Company agree that these shares of Common Stock are granted under and governed by the terms and conditions of the Plan and the terms and conditions set forth in the attached as Exhibit A.

PARTICIPANT

____

[name]

HARTE-HANKS, INC.

By:______________________________

EXHIBIT A

TERMS AND CONDITIONS OF THE BONUS STOCK AWARD

Payment for Shares.
No payment is required for the Common Stock that you receive under this Award.

Vesting.
The Common Stock that you receive under this Award will vest in accordance with the Vesting Schedule set forth in the Award Document, provided that you are still employed by the Company at the time such shares vest. The Common Stock will also vest upon your termination of employment prior to the dates indicated in the Vesting Schedule if such termination is by reason of your death, disability or retirement, and also at such other earlier time as determined by the Board or the Compensation Committee. In the event your employment terminates prior to the date the Common Stock vests pursuant to the Vesting Schedule for any other reason (including a termination by the Company with or without Cause, or a voluntary termination by you), the Common Stock shall not vest and shall be forfeited at the time of such termination.

Restricted Shares.
Shares of Unvested Common Stock that you receive under this Award will be considered "**Restricted Shares**". You may not sell, transfer, pledge or otherwise dispose of, make any short sale of, grant any option for the purchase of or enter into any hedging or similar transaction with the same economic effect as a sale, any Restricted Shares. Common Stock that vests in accordance with the Vesting Schedule set forth in the Award Document and this Exhibit A will no longer be considered Restricted Shares.

Stock Certificates.
Your Restricted Shares will be held for you by the Company in book entry form at its transfer agent until it vests, after which you may request issuance of a certificate.

Withholding Taxes.
No stock certificates will be released to you unless you have made acceptable arrangements to pay any withholding taxes that may be due as a result of receipt of this Award or the vesting of the Common Stock that you receive under this Award. These arrangements may include withholding of Common Stock that otherwise would be released to you when they vest. The Fair Market Value of the Common Stock withheld (determined as of the date when the taxes otherwise would have been withheld in cash) will be applied as a credit against the taxes.

Clawback.
Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act ("**Dodd-Frank**"), the Common Stock shall not be deemed fully earned or vested, even if distributed to you, if the Common Stock or any portion thereof is deemed incentive compensation and subject to recovery, or "clawback" by the Company pursuant to the provisions of Dodd-Frank and any rules or regulations promulgated thereunder or by any stock exchange on which the Company's securities are listed (the "**Rules**"). In addition, you hereby acknowledge that this Award Document and the Plan may be amended as necessary and/or shall be subject to any recoupment policies adopted by the Company to comply with the requirements and/or limitations under Dodd-Frank and the Rules, or any other federal or stock exchange requirements, including by expressly permitting (or, if applicable, requiring) the Company to revoke, recover and/or clawback the Common Stock.

Protection of Goodwill.

You acknowledge that the Company is providing you with this Award in connection with and consideration for your promises and covenants contained herein. Specifically, in consideration for the Award, which you acknowledge provides a material incentive for you to grow, develop and protect the goodwill and confidential and proprietary information of the Company, you agree that the Award (itself and in combination with any other awards made under the Plan) constitutes independent and sufficient consideration for all non-competition, non-solicitation and confidentiality covenants between you and the Company, and agree and acknowledge that you will fully abide by each of such covenants. You further acknowledge that your promise to fully abide by each of the protective covenants referenced above is a material inducement for the Company to provide you with the Award.

No Guarantee of Continued Service.
YOU ACKNOWLEDGE AND AGREE THAT THE VESTING OF COMMON SHARES PURSUANT TO THE VESTING SCHEDULE SET FORTH IN THE AWARD DOCUMENT IS EARNED ONLY BY CONTINUING AS AN EMPLOYEE AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED OR BEING GRANTED THIS AWARD). YOU FURTHER ACKNOWLEDGE AND AGREE THAT THIS AWARD DOCUMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED EMPLOYMENT OR ENGAGEMENT AS AN EMPLOYEE FOR THE VESTING PERIOD, FOR ANY PERIOD OR AT ALL AND WILL NOT INTERFERE IN ANY WAY WITH YOUR RIGHT OR THE COMPANY'S RIGHT TO DISMISS YOU FROM EMPLOYMENT, FREE FROM ANY LIABILITY, OR ANY CLAIM UNDER THE PLAN, AT ANY TIME, WITH OR WITHOUT CAUSE.

Entire Agreement; Governing Law.
The Plan and this Award Document constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and you with respect to the subject matter hereof. This Award Document may not be modified in a manner that impairs your rights heretofore granted under the Plan, except with your consent or as necessary to comply with applicable law or stock exchange rules. This Award Document is governed by the internal substantive laws but not the choice of law rules of Delaware.

BY SIGNING THE AWARD DOCUMENT, YOU ACKNOWLEDGE RECEIPT OF A COPY OF THE PLAN AND REPRESENT THAT YOU ARE FAMILIAR WITH THE TERMS AND CONDITIONS OF THE PLAN, AND HEREBY ACCEPT THIS AWARD SUBJECT TO ALL PROVISIONS IN THIS AWARD DOCUMENT AND IN THE PLAN. YOU HEREBY AGREE TO ACCEPT AS FINAL, CONCLUSIVE AND BINDING ALL DECISIONS OR INTERPRETATIONS OF THE COMMITTEE UPON ANY QUESTIONS ARISING UNDER THE PLAN OR THIS AWARD DOCUMENT.

Exhibit 10.2(k)

HARTE-HANKS, INC.
RESTRICTED STOCK AWARD

Unless defined in this Restricted Stock Award (this "**Award Document**"), capitalized terms will have the same meanings ascribed to them in the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan (as may be amended, the "**Plan**").

Pursuant to Article 8 of the Plan, you have been granted restricted Common Stock on the following terms and subject to the provisions of the Plan, which is incorporated by reference. In the event of a conflict between the provisions of the Plan and this Award Document, the provisions of the Plan will prevail.

Participant:	[name]
Total Number of Shares Granted:	[#####]
Grant Date:	[date]
Fair Market Value per Share on Grant Date:	$[______]
Vesting Schedule:	Subject to the terms of Exhibit A attached hereto, the shares subject to this Award Document vest and become non-forfeitable: [(i) [in three installments of equal amount (subject to whole-share rounding), with one such installment vesting on each of the first three anniversaries of the Grant Date, or] [(ii) to the extent sooner, upon a Change of Control.]

By your signature and the signature of the Company's representative below, you and the Company agree that these shares of Common Stock are granted under and governed by the terms and conditions of the Plan and the terms and conditions set forth in the attached as Exhibit A.

PARTICIPANT	**HARTE-HANKS, INC.**
______________________________	By:____________________________
[name]	

EXHIBIT A

TERMS AND CONDITIONS OF THE RESTRICTED STOCK AWARD

Payment for Shares.
No payment is required for the Common Stock that you receive under this Award.

Vesting.
The Common Stock that you receive under this Award will vest in accordance with the Vesting Schedule set forth in the Award Document, provided that you are still employed by the Company at the time such Common Stock vest. If your employment terminates prior to the date the Common Stock vest (including without limitation a termination by the Company with or without Cause, death, Disability or Retirement, or a voluntary termination by you) all unvested Common Stock shall be forfeited at the time of such termination.

Restricted Shares.
Shares of Unvested Common Stock that you receive under this Award will be considered "**Restricted Shares**". You may not sell, transfer, pledge or otherwise dispose of, make any short sale of, grant any option for the purchase of or enter into any hedging or similar transaction with the same economic effect as a sale, any Restricted Shares. Common Stock that vests in accordance with the "Vesting Schedule" set forth in the Award Document and this Exhibit A will no longer be considered Restricted Shares.

Stock Certificates.
Your Restricted Shares will be held for you by the Company in book entry form at its transfer agent until it vests, after which you may request issuance of a certificate.

Withholding Taxes.
No stock certificates will be released to you unless you have made acceptable arrangements to pay any withholding taxes that may be due as a result of receipt of this Award or the vesting of the Common Stock that you receive under this Award. These arrangements may include withholding of Common Stock that otherwise would be released to you when they vest. The Fair Market Value of the Common Stock withheld (determined as of the date when the taxes otherwise would have been withheld in cash) will be applied as a credit against the taxes.

[Clawback.
Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act ("**Dodd-Frank**"), the Common Stock shall not be deemed fully earned or vested, even if distributed to you, if the Common Stock or any portion thereof is deemed incentive compensation and subject to recovery, or "clawback" by the Company pursuant to the provisions of Dodd-Frank and any rules or regulations promulgated thereunder or by any stock exchange on which the Company's securities are listed (the "**Rules**"). In addition, you hereby acknowledge that this Award Document and the Plan may be amended as necessary and/or shall be subject to any recoupment policies adopted by the Company to comply with the requirements and/or limitations under Dodd-Frank and the Rules, or any other federal or stock exchange requirements, including by expressly permitting (or, if applicable, requiring) the Company to revoke, recover and/or clawback the Common Stock.]

[Protection of Goodwill.

You acknowledge that the Company is providing you with this Award in connection with and consideration for your promises and covenants contained herein. Specifically, in consideration for the Award, which you acknowledge provides a material incentive for you to grow, develop and protect the goodwill and confidential and proprietary information of the Company, you agree that the Award (itself and in combination with any other awards made under the Plan) constitutes independent and sufficient consideration for all non-competition, non-solicitation and confidentiality covenants between you and the Company, and agree and acknowledge that you will fully abide by each of such covenants. You further acknowledge that your promise to fully abide by each of the protective covenants referenced above is a material inducement for the Company to provide you with the Award.]

No Guarantee of Continued Service.
YOU ACKNOWLEDGE AND AGREE THAT THE VESTING OF COMMON SHARES PURSUANT TO THE VESTING SCHEDULE SET FORTH IN THE AWARD DOCUMENT IS EARNED ONLY BY CONTINUING AS AN [EMPLOYEE/DIRECTOR] AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED OR BEING GRANTED THIS AWARD). YOU FURTHER ACKNOWLEDGE AND AGREE THAT THIS AWARD DOCUMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED EMPLOYMENT OR [ENGAGEMENT AS AN EMPLOYEE / DIRECTOR] FOR THE VESTING PERIOD, FOR ANY PERIOD OR AT ALL AND WILL NOT INTERFERE IN ANY WAY WITH YOUR RIGHT OR THE COMPANY'S RIGHT TO DISMISS YOU FROM EMPLOYMENT [OR REMOVE YOU AS A DIRECTOR], FREE FROM ANY LIABILITY, OR ANY CLAIM UNDER THE PLAN, AT ANY TIME, WITH OR WITHOUT CAUSE.

Entire Agreement; Governing Law.
The Plan and this Award Document constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and you with respect to the subject matter hereof. This Award Document may not be modified in a manner that impairs your rights heretofore granted under the Plan, except with your consent or as necessary to comply with applicable law or stock exchange rules. This Award Document is governed by the internal substantive laws but not the choice of law rules of Delaware.

BY SIGNING THE AWARD DOCUMENT, YOU ACKNOWLEDGE RECEIPT OF A COPY OF THE PLAN AND REPRESENT THAT YOU ARE FAMILIAR WITH THE TERMS AND CONDITIONS OF THE PLAN, AND HEREBY ACCEPT THIS AWARD SUBJECT TO ALL PROVISIONS IN THIS AWARD DOCUMENT AND IN THE PLAN. YOU HEREBY AGREE TO ACCEPT AS FINAL, CONCLUSIVE AND BINDING ALL DECISIONS OR INTERPRETATIONS OF THE COMMITTEE UPON ANY QUESTIONS ARISING UNDER THE PLAN OR THIS AWARD DOCUMENT.

HARTE-HANKS, INC.
PERFORMANCE UNIT AWARD

Unless defined in this Performance Unit Award (this "**Award Document**"), capitalized terms will have the same meanings ascribed to them in the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan (as may be amended, the "**Plan**").

Pursuant to Section 11 of the Plan, you have been granted performance units ("**Units**") on the following terms and subject to the provisions of the Plan, which is incorporated by reference. In the event of a conflict between the provisions of the Plan and this Award Document, the provisions of the Plan will prevail.

Participant:	[name]
Number of Units Granted:	[#####]
Grant Date:	[date]
Vesting Schedule:	Subject to the terms of Exhibit A attached hereto, the Units subject to this Award Document will vest and become payable: (i) [on the third anniversary of the Grant Date, but only to the extent the Performance [Criterion/Criteria] set forth below is achieved; or] (ii) [to the extent sooner, upon a Change of Control.]
Performance Criteri[on/a]:	The Units shall vest depending on ________________________

By your signature and the signature of the Company's representative below, you and the Company agree that these Units are granted under and governed by the terms and conditions of the Plan and the terms and conditions set forth in the attached as Exhibit A.

PARTICIPANT	**HARTE-HANKS, INC.**
______________________________ [name]	By: ______________________________

EXHIBIT A

TERMS AND CONDITIONS OF THE PERFORMANCE UNIT AWARD

Payment.
No payment is required for the Units that you receive under this Award.

Vesting.
This Award will vest in accordance with the Vesting Schedule set forth in the Award Document, provided that you are still employed by the Company on that date. In the event your employment terminates prior to the vesting of the Units (including, without limitation, a termination by the Company with or without Cause, a voluntary termination by you, or termination by reason of death, Disability or Retirement), all Units shall be forfeited at the time of such termination.

Settlement.
Upon vesting, in settlement of the vested Units (if any) you will receive (i) one share of Common Stock for each vested Unit, or (ii) if the Committee so elects (in its sole discretion), cash in amount equal to the Fair Market Value of the Common Stock multiplied by the number of Units vested.

Withholding Taxes.
No stock certificates will be released to you unless you have made acceptable arrangements to pay any withholding taxes that may be due as a result of your receipt of the Common Stock in settlement of this Award. These arrangements may include withholding of Common Stock that otherwise would be released to you when the Unit vests or surrendering of Common Stock that you already own. The Fair Market Value of the Common Stock that are withheld or that you surrender, determined as of the date when the taxes otherwise would have been withheld in cash, will be applied as a credit against the taxes.

Clawback.
Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act ("**Dodd-Frank**"), the Units shall not be deemed fully earned or vested, even if settled and distributed to you, if the Units or any portion thereof are deemed incentive compensation and subject to recovery, or "clawback," by the Company pursuant to the provisions of Dodd-Frank and any rules or regulations promulgated thereunder or by any stock exchange on which the Company's securities are listed (the "**Rules**"). In addition, you hereby acknowledge that this Award Document and the Plan may be amended as necessary and/or shall be subject to any recoupment policies adopted by the Company to comply with the requirements and/or limitations under Dodd-Frank and the Rules, or any other federal or stock exchange requirements, including by expressly permitting (or, if applicable, requiring) the Company to revoke, recover and/or clawback the Units or the Common Stock or cash issued in settlement thereof.

Protection of Goodwill.
You acknowledge that the Company is providing you with this Award in connection with and consideration for your promises and covenants contained herein. Specifically, in consideration for the Award, which you acknowledge provides a material incentive for you to grow, develop and protect the goodwill and confidential and proprietary information of the Company, you agree that the Award (itself and in combination with any other awards made under the Plan) constitutes independent and sufficient consideration for all non-competition, non-solicitation and confidentiality covenants between you and the Company, and agree and acknowledge that you will fully abide by each of such covenants. You further acknowledge that your promise to fully abide by each of the protective covenants referenced above is a material inducement for the Company to provide you with the Award.

No Guarantee of Continued Service.

YOU ACKNOWLEDGE AND AGREE THAT THE VESTING OF UNITS PURSUANT TO THE VESTING SCHEDULE SET FORTH IN THE AWARD DOCUMENT IS EARNED ONLY BY CONTINUING AS AN EMPLOYEE AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED OR BEING GRANTED THIS AWARD). YOU FURTHER ACKNOWLEDGE AND AGREE THAT THIS AWARD DOCUMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED EMPLOYMENT OR ENGAGEMENT AS AN EMPLOYEE FOR THE VESTING PERIOD, FOR ANY PERIOD OR AT ALL AND WILL NOT INTERFERE IN ANY WAY WITH YOUR RIGHT OR THE COMPANY'S RIGHT TO DISMISS YOU FROM EMPLOYMENT, FREE FROM ANY LIABILITY, OR ANY CLAIM UNDER THE PLAN, AT ANY TIME, WITH OR WITHOUT CAUSE.

Entire Agreement; Governing Law.

The Plan and this Award Document constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and you with respect to the subject matter hereof. This Award Document may not be modified in a manner that impairs your rights heretofore granted under the Plan, except with your consent or as necessary to comply with applicable law or stock exchange rules. This Award Document is governed by the internal substantive laws but not the choice of law rules of Delaware.

BY SIGNING THE AWARD DOCUMENT, YOU ACKNOWLEDGE RECEIPT OF A COPY OF THE PLAN AND REPRESENT THAT YOU ARE FAMILIAR WITH THE TERMS AND CONDITIONS OF THE PLAN, AND HEREBY ACCEPT THIS AWARD SUBJECT TO ALL PROVISIONS IN THIS AWARD DOCUMENT AND IN THE PLAN. YOU HEREBY AGREE TO ACCEPT AS FINAL, CONCLUSIVE AND BINDING ALL DECISIONS OR INTERPRETATIONS OF THE COMMITTEE UPON ANY QUESTIONS ARISING UNDER THE PLAN OR THIS AWARD DOCUMENT.

Exhibit 21

SUBSIDIARIES OF HARTE-HANKS, INC.
As of December 31, 2011

Name of Entity	Jurisdiction of Organization	% Owned
Aberdeen Group, Inc.	Massachusetts	100%
Global Address Ltd	United Kingdom	100%(1)
Harte-Hanks CRM Services Belgium NV	Belgium	100%(2)
Harte-Hanks Data Services LLC	Maryland	100%
Harte-Hanks Data Technologies, Inc.	Delaware	100%
Harte-Hanks Direct, Inc.	New York	100%(10)
Harte-Hanks Direct Marketing/Baltimore, Inc.	Maryland	100%
Harte-Hanks Direct Marketing/Cincinnati, Inc.	Ohio	100%
Harte-Hanks Direct Marketing/Dallas, Inc.	Delaware	100%(12)
Harte-Hanks Direct Marketing/Fullerton, Inc.	California	100%
Harte-Hanks Direct Marketing/Jacksonville, LLC	Delaware	100%(8)
Harte-Hanks Direct Marketing/Kansas City, LLC	Delaware	100%(7)
Harte-Hanks do Brazil Consultoria e Servicos Ltda.	Brazil	100%(5)
Harte-Hanks Flyer, Inc.	Delaware	100%
Harte-Hanks Global Address Limited	United Kingdom	100%(9)
Harte-Hanks Market Intelligence, Inc.	California	100%
Harte-Hanks Market Intelligence Espana LLC	Colorado	100%
Harte-Hanks Market Intelligence Europe B.V.	Netherlands	100%
Harte-Hanks Market Intelligence GmbH	Germany	100%(4)
Harte-Hanks Market Intelligence SAS	France	100%(4)
Harte-Hanks NDC, LLC	Delaware	100%
Harte-Hanks Philippines, Inc.	Philippines	100%
Harte-Hanks Print, Inc.	New Jersey	100%
Harte-Hanks Pty. Limited	Australia	100%(3)
Harte-Hanks Response Management/Austin, Inc.	Delaware	100%(12)
Harte-Hanks Response Management/Boston, Inc.	Massachusetts	100%
Harte-Hanks Shoppers, Inc.	California	100%
Harte-Hanks SRL	Romania	100%(9)
Harte-Hanks Stock Plan, Inc.	Delaware	100%
Harte-Hanks STS, Inc.	Delaware	100%
Harte-Hanks Teleservices, LLC	Delaware	100%(6)
Harte-Hanks Trillium Software Germany GmbH	Germany	100%(11)
Harte-Hanks Trillium UK Limited	United Kingdom	100%(9)
Harte-Hanks UK Limited	United Kingdom	100%(3)
HTS, Inc.	Connecticut	100%
Information Arts (UK) Limited	England and Wales	100%(9)
Mason Zimbler Limited	England and Wales	100%(9)
NSO, Inc.	Ohio	100%
Sales Support Services, Inc.	New Jersey	100%
Southern Comprint Co.	California	100%
S&D Marketing Limited	England and Wales	100%(13)

(1) Owned by Harte-Hanks Global Address Limited
(2) 99.84% Owned by Harte-Hanks, Inc.
0.16% Owned by Harte-Hanks Direct, Inc.
(3) Owned by Harte-Hanks Data Technologies, Inc.
(4) Owned by Harte-Hanks Market Intelligence Europe B.V.
(5) 99.999% Owned by Harte-Hanks Data Technologies, Inc.
.001% Owned by Harte-Hanks Stock Plan, Inc.
(6) Owned by Harte-Hanks Direct, Inc.
(7) Owned by Sales Support Services, Inc.
(8) Owned by Harte-Hanks Flyer, Inc.
(9) Owned by Harte-Hanks UK Limited
(10) Owned by Harte-Hanks Print, Inc.
(11) Owned by Harte-Hanks Market Intelligence GmbH
(12) Owned by Harte-Hanks Stock Plan, Inc.
(13) Owned by Mason Zimbler Limited

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Harte-Hanks, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-63105, No. 33-51723, No. 33-54303, No. 333-03045, No. 333-30995, No. 333-41370, No. 333-159151, No. 333-90022 and No. 333-127993) on Form S-8 of Harte-Hanks, Inc. of our report dated March 7, 2012, with respect to the consolidated balance sheets of Harte-Hanks, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Harte-Hanks, Inc.

/s/ KPMG LLP

San Antonio, Texas
March 7, 2012

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Larry Franklin, President and Chief Executive Officer of Harte-Hanks, Inc. (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 7, 2012
Date

/s/ Larry Franklin
Larry Franklin
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Douglas Shepard, Executive Vice President and Chief Financial Officer of Harte-Hanks, Inc. (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 7, 2012	/s/ Douglas Shepard
Date	Douglas Shepard
	Executive Vice President and
	Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Larry Franklin, President and Chief Executive Officer of Harte-Hanks, Inc. (the "Company"), hereby certify that the accompanying report on Form 10-K for the year ended December 31, 2011 and filed with the Securities and Exchange Commission on the date hereof pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Report") by the Company fully complies with the requirements of those sections.

I further certify that, based on my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 7, 2012	/s/ Larry Franklin
Date	Larry Franklin President and Chief Executive Officer

Note: This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Douglas Shepard, Executive Vice President and Chief Financial Officer of Harte-Hanks, Inc. (the "Company"), hereby certify that the accompanying report on Form 10-K for the year ended December 31, 2011 and filed with the Securities and Exchange Commission on the date hereof pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Report") by the Company fully complies with the requirements of those sections.

I further certify that, based on my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 7, 2012
Date

/s/ Douglas Shepard
Douglas Shepard
Executive Vice President
and Chief Financial Officer

Note: This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Annual Meeting Proxy Card

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

A. Proposals – Our Board has recommended FOR all nominees and proposal 2.

1. To elect two Class I directors, each for a three-year term:

	FOR	WITHHOLD
01 – David L. Copeland	☐	☐
02 – Christopher M. Harte	☐	☐

	FOR	AGAINST	ABSTAIN
2. To ratify the appointment of KPMG LLP as Harte Hanks' independent registered public accounting firm for fiscal year 2012.	☐	☐	☐

3. In their discretion, the management proxies are authorized to vote upon such other business as may properly come before the meeting and any adjournment or postponement thereof.

B. Non-Voting Items

Change of Address – Please print new address below.

____

____

C. Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian or custodian, please give full title.

Date: ______ /_____ /___________

____

Signature 1

____

Signature 2

CONTROL NUMBER

▲ **PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.** ▲

CONTROL NUMBER

PROXY VOTING INSTRUCTIONS

Please have your 11 digit control number ready when voting by Internet or Telephone



INTERNET

Vote Your Proxy on the Internet:

Go to www.proxyease.com

Have your proxy card available when you access the above website. Follow the prompts to vote your shares.



MAIL

Vote Your Proxy by Mail:

Mark, sign, and date your proxy card, then detach it, and return it in the postage-paid envelope provided.

PROXY

PROXY

HARTE-HANKS, INC.

BOARD OF DIRECTORS PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS

8:30 a.m., Central Time, Wednesday, May 23, 2012
DoubleTree Hotel, 37 NE Loop 410
San Antonio, Texas 78216

The undersigned stockholder of Harte-Hanks, Inc. (the "Company") hereby revokes any proxy or proxies previously granted and appoints Douglas C. Shepard and Jessica M. Huff or either of them as proxies, each with full powers of substitution and resubstitution, to vote the shares of the undersigned at the above-stated Annual Meeting and at any adjournments(s) or postponements(s) thereof.

The undersigned acknowledges receipt of the Harte-Hanks, Inc. Notice of Annual Meeting of Stockholders and Proxy Statement.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. ANY STOCKHOLDER SIGNING THIS PROXY WITHOUT MARKING ITEM 1 OR ITEM 2 WILL BE DEEMED TO HAVE GIVEN THE DESIGNATED PROXIES COMPLETE DISCRETION IN VOTING HIS, HER OR ITS SHARES "FOR" PROPOSALS 1 AND 2. IF ANY SUCH ITEM IS MARKED, A STOCKHOLDER'S SHARES WILL BE VOTED ON SUCH ITEM IN ACCORDANCE WITH HIS, HER OR ITS INSTRUCTIONS. THE DESIGNATED PROXIES WILL USE THEIR DISCRETION WITH RESPECT TO ANY MATTERS REFERRED TO IN ITEM 3. THIS PROXY IS REVOCABLE AT ANY TIME BEFORE IT IS EXERCISED AS DESCRIBED IN THE PROXY STATEMENT.

(Continued and to be voted on reverse side)

▲ **PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.** ▲

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held May 23, 2012. The Proxy Statement and our 2011 Annual Report on Form 10-K are available at: www.proxyease.com/hhs/2012